
13001587

MESSAGE TO SHAREHOLDERS 2012



Bank of The James

FINANCIAL GROUP, INC.

Content

1 President's Message

4 Executive Management Team

6 Testimonials

8 Boards of Directors

10 Employee Listing

11 Community Giving

12 Bank of the James on NASDAQ

13 Bank Locations

14 History of the Company

15 Comparison Charts

16 Shareholder and Corporate Information

17 Market Makers

President's Message to our Shareholders

Fellow Shareholders,

There are times when change, excitement and "shaking things up" are welcome diversions from the routine. Other times, it's a relief to return to something that's familiar and time-tested. In 2012, we were pleased to return to the "normal" business of growing Bank of the James, building deposits, making loans, generating meaningful earnings and increasing shareholder value.

After several challenging years of addressing asset quality issues, I believe we turned the corner in 2012 and positioned the bank to resume its historical focus on growth and building value by serving Region 2000 with our unique combination of community bank service and leading-edge operational and technological capabilities to support that service. Although expressions of appreciation to shareholders for their staunch support traditionally come at the close of a President's message, I would like to thank you up-front for your loyalty and your belief in Bank of the James throughout the past several years.

We are pleased to report that the company's 2012 results reflect strong year-over-year growth compared with 2011. Our 2012 earnings demonstrated the positive impact of the bank's initiative to improve asset quality while maintaining capital levels and growing our asset base. We were encouraged by some stabilization of the housing market and an uptick in economic conditions throughout the greater Lynchburg and Region 2000 area.

As a locally based community bank, we are proud to continue serving the community's financial and banking needs, and continue to support the area through a number of charitable and civic activities. We are honored to be named Best Community Bank of 2012 by Lynchburg Living magazine. The diligent work of our Bank of the James employees, combined with the continuing positive response of our community and customers, resulted in the positive financial results for Bank of the James Financial Group for the year ended December 31, 2012.

Improved Asset Quality Support Earnings Growth

Net income in 2012 increased 255% to $2.13 million or $0.64 per fully diluted share, compared with net income in 2011 of $600,000 or $0.18 per fully diluted share. Another demonstration of our progress was the bank's fourth quarter results. Net income in fourth quarter 2012 was $747,000 or $0.22 fully diluted per share, compared with a fourth quarter 2011 net loss of $(218,000) or $(0.07) per fully diluted share.

The bank's continued focus on improving asset quality contributed to a sharp reduction of problem loans. Non-performing assets (NPAs) as a percent of total assets declined to 1.95% at December 31, 2012, compared with 3.20% at December 31, 2011. While we continue to focus on trimming or working out problem loans and non-performing assets, an NPA-to-asset ratio under 2% is generally considered to be a favorable level for this measurement.

The bank's consolidated "Texas Ratio," a commonly used measure of overall bank strength and asset quality, improved to 16.48% at December 31, 2012 (the lower, the better), compared with 24.12% at December 31, 2011. We believe the sharp improvement in the bank's Texas Ratio is also a good indicator of the bank's improved financial condition.

We are seeing overall stability in our loan portfolio, with fewer non-accruing loans, and a lower percentage of non-accrual loans to total loans. Throughout the year, loans more than 29 days past due, which can be an indicator of potential problems in the future, were close to or below 1% of total loans. We feel the low number of loan delinquencies not only indicates our bank's strong credit quality and underwriting procedures, but also a stabilization of the local economy. Business owners and homeowners appear to be under less financial and economic pressure than they had been over the past several years.

Although we trimmed our loan portfolio throughout 2012 to remove troubled assets from our books, we also added loans. Under the leadership of Michael Syrek, an experienced commercial lender who joined our company in June 2012 as Senior Loan Officer and Executive Vice President, we have demonstrated meaningful gains in expanding commercial lending and relationships with business customers. We also had a record year in residential mortgage lending.

Total deposits in 2012 increased 6.6% to $399.02 million, compared with $374.23 million in 2011, primarily reflecting strong deposit retention and more than 800 new demand deposit accounts opened during the year.

Dedication to Customers, Community, and Shareholder Value

Bank of the James continues to offer competitive deposit and loan rates, but we feel a key to retaining customers in this exceptionally low and competitive interest rate environment is to provide outstanding community banking service and terrific customer support. This has particularly been true in our commercial banking business, where we have added new customers who have moved deposits to the bank. We believe we offer more modest account-related fees than many competitors and aren't loading up fees for customers who maintain lower balances. We think this focus on doing right by our customers builds loyalty, helps us win and retain core deposits, and broaden customer relationships.

As a result of growth, which was somewhat offset by ongoing reduction of non-performing loans, our total assets at year end 2012 increased to $441.38 million, compared with $427.44 million at year end 2011. We anticipate that as we progress through 2013, growth will become more evident with a continuing decline in loan loss reserves and charge-offs related to troubled loans.

In fourth quarter 2012, our return on average assets was 0.69% and return on average equity was 10.51%. Both these ratios were in negative territory in fourth quarter 2011. To shareholders and the investment community, the company's ability to increase value is predicated on the upward trend in these ratios. We are pleased that they are moving in the right direction.

One meaningful measure of shareholder value is book value per share, which increased in 2012 to $8.83, compared with $8.02 in at the end of 2011. I believe Bank of the James' more positive outlook contributed to an overall increase in our stock price in 2012 and early 2013, although we believe the investing community has yet to fully recognize our value-generating ability and reward this potential with a higher price.

A public company's stock price is unquestionably the bottom-line indication of the value the investment community places on its value. We have been diligent in communicating our activities and opportunities with shareholders and prospective investors. We feel the company's move to the Nasdaq exchange in early 2012 has played an important role in facilitating the liquidity of and ability to trade our stock.

During the past several years, investors stepped away from many bank stocks, waiting on the sidelines to see who was actually able to deliver on their promises to improve asset quality, sharpen risk management and underwriting capabilities, strengthen their capital positions, and find new sources for growth. Some have succeeded, and we would like to believe Bank of the James is in that group. We continue to believe that as we proceed through 2013, Bank of the James will be positioned to present an attractive story to the investment community.

There continue to be challenges for the entire banking community. We face uncertainty regarding regulatory and capital initiatives such as Basel III and the Dodd-Frank Act. Pressures on net interest margins continue as the Federal Reserve has clearly stated its plan to continue the historically low interest rate environment for the foreseeable future. We may not be able to control these factors, but there is much we can control.

We have the opportunity to grow. We have a strong team of individuals committed to retail customer support and lending. We have expanded our commercial lending team and capabilities to win new accounts with area businesses. We are committed to expanding relationships with retail and commercial customers to win a greater share of their banking business. Ongoing investment in electronic commercial treasury management systems enables Bank of the James to compete with larger banks for commercial banking business.

As always, our employees play a critical role in supporting our business and our customers, and by demonstrating that we are a true community bank through their support of local charities and contributions to our community's civic well-being. During the year, the bank and its employees were delighted and privileged to sponsor events and serve our community. Whether sponsoring a Chili Cook-off, serving meals at the Lynchburg Daily Bread, or supporting citizenship achievement through our annual Ronald V. Dolan Scholarship Awards, we consider community service one of our top priorities.

People drive everything we do and achieve. This year's annual report highlights ten representative members of our team from our board of directors, local advisory boards and employees who exemplify Bank of the James. In 2013, with hopefully the bulk of our work to improve our balance sheet and asset quality behind us, we can focus the majority of our attention on the business of growing Bank of the James. We have strategic locations throughout Lynchburg and Region 2000, and opportunities to grow market share and win new customers. We're very enthusiastic about the coming year, with the bank positioned to move forward and economic conditions looking brighter than during the past few years.

Sincerely,



Robert R. Chapman III, President and CEO
Bank of the James



Todd Scruggs and
Bob Chapman

Executive Management Team


Bob Chapman



Brian Cash


Brandon Framer


Angie Johnson


Todd Scruggs


Mike Syrek



Chip Umberger

Robert R. Chapman III
President, Bank of the James Financial Group, Inc.
President and Chief Executive Officer, Bank of the James

In his capacity as President and CEO, Mr. Chapman is responsible for the strategic direction and the day-to-day management of the bank. Mr. Chapman was instrumental in forming Bank of the James in 1999 (co-organizer); was named President of Bank of the James in 2003 and President of Bank of the James Financial Group in 2004. Prior to joining the bank, Mr. Chapman was Vice President and Commercial Account Manager at Crestar Bank for 15 years. He is a 1984 graduate of Virginia Military Institute where he received a bachelor's degree in Economics. Following graduation, he served as a First Lieutenant in the United States Army. Mr. Chapman is also a 2002 graduate of the American Bankers Association (ABA) Stonier Graduate School of Banking. Active in the community, Mr. Chapman currently serves as President of the Lynchburg City School's Education Foundation, is a member of the Board of Advisors for the School of Business and Economics at Lynchburg College, serves as a board member for The Centra Foundation and is a volunteer for The United Way of Central Virginia.

Brian E. Cash
President, Bank of the James Mortgage

Mr. Cash is responsible for overseeing the operation of the bank's mortgage division as well as the management of its loan originators and support staff. He joined Bank of the James in 2004 as a mortgage consultant and retail loan officer. He was named Vice President and Manager of Bank of the James Mortgage in 2006 and was promoted to Senior Vice President in 2008. He was named President of the mortgage division in 2010. Mr. Cash is a 2002 cum laude graduate of Lynchburg College and holds a degree in business management with an emphasis in finance. He is currently enrolled as a second year participant at the American Bankers Association (ABA) Stonier Graduate School of Banking. Mr. Cash is active in the community and has volunteered for The United Way, The Salvation Army and The Daily Bread.

Brandon P. Farmer
Executive Vice President and Senior Operations Officer, Bank of the James

In his capacity as Senior Operations Officer for the bank, Mr. Farmer is responsible for the oversight of information technology, item processing, debit cards, Bank Secrecy Act operations, e-banking, as well as bank security and facilities. Mr. Farmer joined Bank of the James in 1999 and was named Vice President and IT Officer in 2005. He was promoted to Senior Vice President in 2008 and Executive Vice President in 2010.

Mr. Farmer is a 2000 graduate of Virginia Tech where he received a BS degree in Business with majors in Finance and Management. He is also a 2008 graduate of the ABA Stonier Graduate School of Banking. At the present time, Mr. Farmer serves as Chairman of the Lynchburg Parking Authority, serves on the Speaker Committee of the Lynchburg Kiwanis Club and is Treasurer of the Brookstone Property Owners Association.

Angelia R. Johnson
Executive Vice President and Retail Branch Administrator
Bank of the James

As Retail Branch Administrator, Mrs. Johnson oversees the day-to-day operations of the bank's branch locations. She is responsible for planning, directing and organizing all retail branch activity and managing a team of branch managers and support personnel. Mrs. Johnson joined Bank of the James in 2006 as Vice President and Regional Manager of the bank's Amherst office. In 2008 she was named Senior Vice President and Retail Branch Administrator and in 2010 was promoted to Executive Vice President. Prior to joining Bank of the James, she was associated with AREVA and Wachovia Bank. Mrs. Johnson holds a Bachelor of Business Administration degree and a Master of Business Administration degree from Averett University. She is an upcoming 2013 graduate of the ABA Stonier Graduate School of Banking. She currently is a board member and serves on the Family Selection Committee for Amherst County Habitat for Humanity.

J. Todd Scruggs
Secretary-Treasurer, Bank of the James Financial Group, Inc.
Executive Vice President and Chief Financial Officer, Bank of the James

As Chief Financial Officer for Bank of the James, Mr. Scruggs is responsible for preparing and reviewing financial information, investments, asset/liability management and regulatory matters. He is a co-organizer of the bank and has served as its Chief Financial Officer since its formation in 1999. Prior to joining Bank of the James, Mr. Scruggs was a Financial Consultant and an Investment Representative for Crestar Securities Corp. Mr. Scruggs holds a Bachelor of Science degree in Commerce from the University of Virginia McIntire School of Commerce and is a graduate of the University of South Carolina School of Graduate Bank Investment Management. He serves as Secretary for both Bank of the James Financial Group, Inc. and Bank of the James. He currently serves as a board member and Treasurer for Interfaith Outreach Association and as a loan committee member for the Presbyterian Homes & Family Services Ways to Work program. He is active with STEP with Links serving as a board member and currently serves as a coach for the Blue Ridge Lacrosse Club.

Michael A. Syrek
Executive Vice President and Senior Loan Officer, Bank of the James

Michael A. Syrek joined Bank of the James in May 2012 and is responsible for commercial lending and relationship management for the bank. Mr. Syrek joined Bank of the James after nine years with SunTrust Bank where most recently (2008 to 2012), he served as Lynchburg President. During this tenure, he also oversaw an extensive loan portfolio and managed a team of relationship managers in Virginia and West Virginia. In addition, Mr. Syrek served as a Senior Vice President and Commercial Relationship Manager. Mr. Syrek is a graduate of James Madison University and holds a Bachelor of Business Administration degree in Accounting. He currently serves on the Central Virginia Community College Education Foundation Board and has been a youth coach for numerous sports teams with the Forest Youth Athletic Association.

Harry P. "Chip" Umberger
Executive Vice President and Senior Credit Officer, Bank of the James

Mr. Umberger became associated with Bank of the James in 2001 as a Vice President and Commercial Lender. In 2003 he was promoted to Senior Vice President and Senior Credit Officer for the bank and in 2007 was named Executive Vice President and Senior Credit Officer. He is responsible for the company's loan policies and practices including credit quality. Prior to joining Bank of the James, Mr. Umberger was associated with Sovran Bank. Mr. Umberger holds a Bachelor of Arts degree from Hampden-Sydney College with majors in both Economics and Spanish. He is also a 2000 graduate of the Virginia Banker's School of Bank Management. Mr. Umberger will serve as Treasurer of the Brookville High School Athletic Boosters beginning in 2013 and currently serves as a commissioner with the Timbrook Youth Basketball League, as well as a coach for the 11-12 year old boy's division.

Testimonials


John R. Alford, Jr

"I thoroughly enjoy serving as a director of the best run community bank in Region 2000. Bank of the James is dedicated to building long lasting relationships with its customers and is committed and passionate about making a difference in our community. I look forward to continuing this legacy and participating in the steady growth of the bank."

John R. Alford, Jr.
Vice President & Partner, Caskie & Frost, P.C.
Board Member – Bank of the James Financial Group, Inc.


Julie P. Doyle

"During the nearly 20 years that I have lived in Lynchburg, I have learned the importance of home-grown institutions like Bank of the James. I was honored to begin service on our community bank board in 2011, joining an experienced and dedicated team of directors. As a board member, I strive to make the best decisions for our customers, employees, investors and the community as a whole. The bank's presence in Lynchburg is one of the many reasons I feel fortunate to call Central Virginia home."

Julie P. Doyle
President/Executive Director, The Education & Research Foundation, Inc.
Board Member – Bank of the James Financial Group, Inc.


Augustus A. Petticolas, Jr.

"Strong local banks are essential for the vibrancy of our regional economy. When businesses can access capital at an institution where decisions are made locally and quickly, they thrive; and, when businesses thrive, more jobs are created for our citizens. This is why we are committeed to the growth of Bank of the James."

Augustus A. Petticolas, Jr., D.D.S
General Dentistry
Vice Chairman, Board of Directors, Bank of the James Financial Group, Inc.


Brian E. Cash

"Our goal is to give our customers an outstanding experience each time we have the privilege to serve them. Bank of the James Mortgage is dedicated to growing along with our local region. It is an honor to be a part of an organization that so deeply cares for the well-being of its employees and its community."

Brian E. Cash
President, Bank of the James Mortgage


Angelia R. Johnson

"During my tenure with Bank of the James, I have seen the bank grow from six to nine branches, and one satellite office at Westminster Canterbury. While growth has given us additional locations and more customers, the bank's continuity of being a dedicated member of the community it serves and delivering quality customer service has not changed. I look forward to continuing to be a part of the organization as it stretches and grows to new heights."

Angelia R. Johnson
Executive Vice President and Retail Branch Administrator, Bank of the James


Michael A. Syrek

"The future of our commercial stability and growth will be driven by traditional local relationship banking – banking where decisions are made right here in our region- not from afar. Our customers need to know who to call, and they need to be reassured that their financial needs are met by someone who knows them and who cares about their business and their success. At the end of the day, it's all about trust and building that solid relationship."

Michael A. Syrek
Executive Vice President and Senior Loan Officer, Bank of the James


Michael E. Mattox


J. Paul Kilgore, Jr.


W. Courtney Holdren


Robert L. Driskill

"As the new mayor for the town of Altavista, it is our goal to bring in new investments and growth to our community. I feel that Bank of the James' goals parallel those of our town and I am proud to serve as mayor and as an advisory board member for the bank."

Michael E. Mattox
Owner and President, E&S Market

Member – Bank of the James Advisory Board, Altavista

"I wear many hats in the business world. I am a real estate broker, a fitness center owner plus I own and manage several retail spaces and offices. I am also honored to serve as Mayor of the town of Amherst. I need a bank that understands and helps me manage it all. Bank of the James is my bank."

J. Paul Kilgore, Jr.
Broker, Montague Miller and Company

Member – Bank of the James Advisory Board, Amherst

"It is an honor to be on the Bank of the James Bedford Advisory Board as it gives me the opportunity to work with a diversified group of Bedford area leaders. It is a great way to learn more about our local economy as well as meet and get to know other people who want to make Bedford a great place to live. I look forward to being involved in this exciting time as Bank of the James takes part in the changes and growth we will be experiencing."

W. Courtney Holdren
Holdren, Eubank & Stanley Insurance

Member - Bank of the James Advisory Board, Bedford

"Having several business and personal accounts with Bank of the James, I had already experienced the friendly and personal customer service provided by the bank employees. As a member of the bank's Lynchburg Advisory Board, I have witnessed that the same commitment to personalized, local service is present on every level. The bank team really knows their customers, their businesses, and their community, and how to help them succeed."

Robert L. Driskill MD.
President, Oakwood Radiotherapy, PLLC

Member – Bank of the James Advisory Board, Lynchburg



Board of Directors



Our Board of Directors' outstanding leadership and vision has moved the Company forward and created a solid foundation for strong future growth and profitability.

Lewis C. Addison
Senior Vice President and
Chief Financial Officer
Centra Health

John R. Alford, Jr.
Vice President/Partner
Caskie & Frost, P.C.

William C. Bryant III
President and Owner
The Counts Realty and
Auction Group

Robert R. Chapman III
President and Chief Executive Officer
Bank of the James
President, Bank of the James
Financial Group, Inc.

Donna Schewel Clark
Secretary and General Counsel
Schewel Furniture Company, Inc.

James F. Daly
President
Daly Seven, Inc.

Julie P. Doyle
President/Executive Director
The Education & Research
Foundation, Inc.

Watt R. Foster, Jr.
President and
Chief Executive Officer
Foster Fuels, Inc.

Donald M. Giles
Chairman
Moore and Giles, Inc.

Augustus A. Petticolas, Jr., D.D.S.
Dr. Augustus A. Petticolas, Jr.
General Dentistry
Vice Chairman, Board of Directors,
Bank of the James and Bank of the
James Financial Group, Inc.

Thomas W. Pettyjohn, Jr.
Investment Advisor
Davidson & Garrard, Inc.
Chairman, Board of Directors,
Bank of the James and Bank of the
James Financial Group, Inc.

J. Todd Scruggs
Executive Vice President and
Chief Financial Officer
Bank of the James
Secretary and Treasurer,
Bank of the James Financial
Group, Inc.

Advisory Boards

Community Advisory Boards

A fundamental element of Bank of the James' community strategy is the role of our Community Advisory Boards. We believe that a deep understanding and a close relationship with the communities we serve can be achieved only when we are visible in the market. Local civic and business leaders, serving as Community Advisors, provide the insight and direction to the bank to make sure that we are providing the types of products and services that the community needs to grow and succeed. Following are the names of these ambassadors within each of our markets.

Altavista Advisory Board

A. Douglas Dalton III
Project Manager
English Construction Company, Inc.

Charles R. Edwards
President and Owner
MidAtlantic Printers, Limited

Rita T. English
Retired Business Owner

Ralph M. Farmer
Retired
Ralph M. Farmer Painting & Wallpaper

Kenneth D. Hutcherson
Retired Businessman/Farming

Robert L. Jennings
Retired Banker

Madeline C. Key
Retired Educator

J. Michael Kinlaw
President, Kinlaw Insurance Agency

Walter L. Maddy
Industrial Services Operations Manager
Moore's Electrical and Mechanical

Michael E. Mattox
Owner and President
E & S Market

Muriel D. Payne
President
Altavista Transfer Company, Inc.

Aubrey J. Rosser, Jr.
Attorney At Law

Donald G. Wilkerson
Apprenticeship Coordinator
Campbell County Schools

Amherst Advisory Board

Leif Aagaard, Jr.
Vice President
BMS Direct

Leon M. Clark
Shift Supervisor and
Service Representative
Greif Brothers

Thomas P. Green
Owner, Sam Green Vault Corp.
Discount Portable Restrooms and
Septic Service

Calvin M. Kennon, Jr.
President/General Manager
Specialty Exterminating

J. Paul Kilgore, Jr.
Real Estate Broker
Montague Miller and Company Realtors

Ruth E. Martineau
Co-owner, Martineau, Inc.
Owner, Chamber News

Andrew L. Mays
Owner, Amherst Dry Cleaners

Kerry D. Scott
President, Narrow Gate Tack, Inc.
Program Manager, MAS Labor H-2A, LLC

J. Thompson Shrader
Attorney At Law
Shrader Law Office

Rachel E. Thompson
Practice Manager
Douglas L. Thompson, CPA PLLC

Harold W. Woody
Retired Banker

Bedford Advisory Board

Anthony D. Bailey, DDS
Dentist

T. Henry Clarke IV
Attorney

Sue Hillsman Woods
Owner, Hillsman Properties

W. Courtney Holdren
Agency Principal
Holdren, Eubank and Stanley Insurance

Michael T. Laughon
Vice President
Laughon and Johnson, Inc.

Gary M. Lowry
Safety Security Manager
Bridge School

Michael C. Moldenhauer
Retired President
Sam Moore Furniture

Michael F. Moorman
Retired Chairman and CEO
Peebles Department Stores, Inc.

Dr. H. Paul Rhodes
Retired Radiologist
Bedford Memorial Hospital

Willard D. "Skip" Tharp
Chairman of the Board
Tharp Funeral Home & Crematory

Lynchburg Advisory Board

Paul R. Denham
Executive Vice President
Southern Air, Inc.

Robert L. Driskill, MD
President
Oakwood Radiotherapy, PLLC

Robert L. Hiller
President
Commercial Glass & Plastics, Inc.

Lydia K. Langley
Owner
Langley Rentals

Terry L. Marsh
President
Lewis Marsh & Associates, Inc.

Roy A. Roberson, Jr.
Owner
Roberson Financial Services

Richard J. Sterne III, DDS
Dentist
Orthodontic Arts

Daniel R. Taylor
Owner
Kidd's Services

Edward R. Turner
Owner/Agent
New York Life Insurance

Our Employees



Amanda Adkins
Jared Anderson
Josie Arney
Fatima Asghar
Erin Balita
Fallon Berryman
Daphne Booker
Le'Shea Bookman
Misty Bowyer
Cameron Boyd
Phillip Brown
Sharon Brown
Frances Bryant
Rhonda Buracker
Susan Cabell
Garth Calhoun
Lynette Callands
Cathy Carter
Brian Cash
Sean Chambers
Bob Chapman
Ashley Coffman
Hazel Coleman
Stacy Cravens
Lauren Crist
Chantel Culpepper
Kisha Davis
Troy Deacon
Shirley Deen
Angie Eagle
Rich Edwards
Laurie Epperson
Graham Evans
Brandon Farmer
Carla Ferguson
Gloria Fore
Rita Formon
Greg Gilbert
Terra Gilbert
Kevin Gill
Angelica Glover
Jane Grant
Naomi Gray
Donna Guthrie
Shirley Hanks
Betty Henderson
Kathy Hoyt
Kellie Hudson
Emily Hughes
Debbie Hutcherson
Paula Ironmonger
Lauren Jahnke
Debbie Jennings
Angie Johnson
Donna Johnson
Lewis Johnson
Tanita Johnson
Angela Kirkland
Mike Kirkpatrick
Adele Krolewski
Sarah Lambert
Audrey Lee
John Lee
Kathy Lifsey
Van Marks
Cindy Martin
Regina Matthewson
Frieda Mattox
Christy Meadows
Sheila Middleton
Renea Milam
Rhonda Mills
Patsy Minnix
Amanda Mitchell
Angie Mitchell
Wendy Moody
Trisha Morcom
Jimmy Murphy
Randy Nexsen
Robin Nine
Leslie Pendleton
Margaret Perkey
Desiree Perkins
Linda Phelps
Claudia Pollard
Pakia Powell
Allen Puckett
Jenny Reynolds
Katrina Rice
Patrick Richardson
Frances Roberts
J. R. Rodes
Wilma Rucker
Todd Scruggs
Brenda Smith
Vickie Spencer
Rich Stallings
Wade Stout
Brenda Stratton
Mike Syrek
Chris Taylor
Barbara Towler
Lisa Tuck
Ross Turner
Chip Umberger
Darlene Vandevander
George Vaughan
Robert Walker
Teresa Watson
Karen Webb
Robbie Williams
Karen Wilson
Jason Witt
Lisa Wood
Debbie Wright
Kay Wright

Community Giving

Making our community a better place to live, work and do business

Bank of the James has continually reinvested in the Region 2000 area since the bank opened in 1999. In keeping with the spirit of giving back to our community, during 2012 we invested over $220,000 in local programs for education, the arts, and non-profits. On the education front, we gave $500 awards to 18 high school students through the bank's sponsorship of the Ronald V. Dolan Citizenship Awards. In other educational arenas, we contributed to the Central Virginia Governors School, The Lynchburg City School's Education Foundation, purchased library books and bicycles for Marvin Bass Elementary, sponsored the Optimist Club Elementary Youth Program and made donations to area high schools and local sports programs.

Our art contributions included donations and sponsorships for The Academy of Fine Arts, Amazement Square, The Dance Theatre of Lynchburg, Poplar Forest, The Lynchburg Symphony Orchestra, Opera on the James, The Ellington, The Lynchburg Art Festival – just to name a few. Bank of the James is also a sponsor of the James River Batteau Festival and The Virginia Ten Miler.

Our non-profit contributions and donations make up a large part of our yearly giving and during 2012 we supported The United Way, The Boys and Girls Club, The Salvation Army, Camp Kum-Ba-Ya, The Challenge Sports Exchange, The Arc, The Free Clinic, The Miller Home, Big Brothers, Big Sisters, Rush Homes, The Sedalia Center, The Jubilee Center, Kids & Pros, The American Red Cross, The Lynchburg Humane Society, Presbyterian Homes and Family Services, Holiday Lake 4H and many others too numerous to name.

In additional to financial support, the bank encourages strong employee commitment to community volunteerism. In 2012 our bank partnered with The Daily Bread and each month we send volunteers to work at this organization, preparing and serving food for the hungry. Bank of the James employees also are active with The United Way and participate in many events for this organization including Day of Caring and the annual Bowl-A-Thon. Employees teach financial classes to a number of organizations throughout our community, give tours of our branches to local school children and represent the bank on numerous boards and committees of organizations throughout Region 2000.

We truly feel that the contributions through donations, sponsorships and volunteerism help make our community a better place to live, work and do business.

Mission Statement
To be the pre-eminent financial institution in Region 2000 through superior customer service.

Vision
Bank of the James will be the financial institution of choice.

Employee Values
I will have a passion for Bank of the James

Its customers

Its teammates

Its community

Its shareholders

I will add value.

I will maintain confidentiality.

I will have ownership.

I will be responsive.

I will be responsible.

Bank of the James Stock on NASDAQ


NASDAQ WELCOME
BANK OF THE JAMES
FINANCIAL GROUP INC
NASDAQ LISTED [BOTJ]
MARCH 12, 2012
Bank of The James
FINANCIAL GROUP INC
NASDAQ

Robert R. Chapman III, President and CEO and J. Todd Scruggs, Executive Vice President and CFO were invited to the NASDAQ Marketsite in Times Square, New York to ring the closing bell on March 12, 2012. On January 25, 2012, the company's stock began trading on the NASDAQ Capital Market under the symbol "BOTJ".

> *"This new listing is an example of our commitment to enhancing shareholder value and building the company's visibility throughout the investing community. Making the transition to NASDAQ will offer investors the potential for increased trading liquidity and access to our common stock resulting from the visibility of being a member of a leading global exchange and increased market maker involvement."*
>
> – Robert R. Chapman III, President and CEO

Robert R. Chapman III, Thomas W. Pettyjohn, Jr., Chairman, Board of Directors, and J. Todd Scruggs in front of the Nasdaq Tower in Times Square, New York.

Our Locations

828 Main Street
Lynchburg, Virginia 24504
(434) 846-2000 or
1-877-266-0765 toll free

4935 Boonsboro Road
Lynchburg, Virginia 24503
(434) 384-8588

5204 Fort Avenue
Lynchburg, Virginia 24502
(434) 237-1144

615 Church Street
Lynchburg, Virginia 24504
(434) 846-7285

501 VES Road
Lynchburg, Virginia 24503
(434) 386-3450
Open for Residents and Employees of Westminster Canterbury

1110 Main Street
Altavista, Virginia 24517
(434) 369-7300

164 S. Main Street
Amherst, Virginia 24521
(434) 946-9777

1405 Ole Dominion Blvd.
Bedford, Virginia 24523
(540) 587-8646

17000 Forest Road, Suite A
Forest, Virginia 24551
(434) 534-8080

4698 S. Amherst Highway
Madison Heights, Virginia 24572
(434) 846-8887

Bank of the James Mortgage
17000 Forest Road, Suite B
Forest, Virginia 24551
(434) 534-8090

Moneta Office
1152 Hendricks Store Road
Moneta, Virginia 24121
(434) 534-8090

BOTJ Insurance, Inc.
615 Church Street
Lynchburg, Virginia 24504
(434) 846-2646

BOTJ Investment Services
615 Church Street
Lynchburg, Virginia 24504
(434) 846-2279

Free Standing ATMs

Citizen Services Building
85 Carden Lane
Rustburg, Virginia 24588

Lynchburg Community Market
1219 Main Street
Lynchburg, Virginia 24504

Mitchell's Store
1060 Lee Jackson Highway
Lynchburg, Virginia 24503



History of the Company



James River

Bank of the James Financial Group, Inc. is a one bank holding company committed to the delivery of both individual and business financial services through its wholly-owned subsidiary, Bank of the James. The Bank began operations on July 22, 1999, and was organized under the laws of the Commonwealth of Virginia to engage in retail and commercial banking business. Bank of the James Financial Group, Inc., is locally owned and serves individuals, businesses and professionals in the Region 2000 area of Central Virginia which was ranked by Forbes magazine among the 50 best places in the United States for businesses and careers.

When Bank of the James opened its doors in 1999, it brought together many of the area's finest bankers. From a start-up team of 12 employees and 10 directors, the Bank has achieved the reputation as being one of the area's leading financial institutions. Today our Company has 115 employees, 12 members serving on our Board of Directors and over 40 business men and women who serve on our regional advisory boards.

Bank of the James believes our region deserves the support and community involvement that only a locally owned and managed institution can provide - a hometown bank whose heart is right here at home. We believe that local banking is essential for maintaining the economic vitality and the quality of life in the communities that we serve. In our cities and towns, Bank of the James is respected as a great place to do business. Our dedication and commitment to providing local, exceptional customer service is the foundation that our company has been built on and we are truly loyal to this community, our customers, our employees and our shareholders.

The Bank offers a full line of individual, commercial and mortgage products and operates nine full service locations and one limited service location and a mortgage origination office. The Bank also has an investment services division in downtown Lynchburg.

As of December 31, 2012, Bank of the James had approximately 1,862 active shareholders and assets of $441.38 million.

Comparison Charts



Fully Diluted Earnings Per Share
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$
$(0.10)
$(0.20)
$(0.30)
$0.07
($0.20)
$0.55
$0.18
$0.64
2008
2009
2010
2011
2012
Fully Diluted Earnings Per Share



Net Income (in thousands)
$2,500
$2,000
$1,500
$1,000
$500
$
$(500)
$(1000)
$224
($642)
$1,820
$600
$2,132
2008
2009
2010
2011
2012
Net Income (in thousands)



Total Assets (in millions)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$
$328.61
$437.68
$418.93
$427.44
$441.38
2008
2009
2010
2011
2012
Total Assets (in millions)



Texas Ratio (%)
50.00%
45.00%
40.00%
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
21.41%
36.93%
43.48%
24.12%
16.48%
2008
2009
2010
2011
2012
Texas Ratio (%)

Shareholder and Corporate Information

Investor Relations

Those interested in obtaining information about Bank of the James Financial Group, Inc. may contact:

Financial analysts, portfolio managers and other financial information may contact:

J. Todd Scruggs
Executive Vice President and Chief Financial Officer
(434) 846-2000 or 1-877-266-0765
tscruggs@bankofthejames.com

Requests for printed materials including annual reports, proxy statements, 10-K and 10-Q reports: visit our investor relations feature under www.bankofthejames.com or visit www.sec.gov.

News and media representatives should contact:
Vickie D. Spencer
Vice President and Marketing Officer
(434) 846-2000 or 1-877-266-0765
vspencer@bankofthejames.com

Corporate Headquarters

Bank of the James Financial Group, Inc.
828 Main Street
Lynchburg, Virginia 24504
Telephone: (434) 846-2000
Toll Free: 1-877-266-0765
Fax: (434) 846-4450

Common Stock Listing

Bank of the James Financial Group, Inc. stock is listed on the NASDAQ Capital Market as Stock Symbol BOTJ. There were approximately 2,864 active shareholders of record of Bank of the James Financial Group, Inc. on March 26, 2013.

Independent Public Accountants

Yount, Hyde & Barbour, P.C.
50 South Cameron Street
Winchester, Virginia 22601
(540) 662-3417
www.yhbcpa.com

General Counsel

Edmunds & Williams, P.C.
828 Main Street, 19th Floor
Lynchburg, Virginia 24504
Post Office Box 958
Lynchburg, Virginia 24505
(434) 846-9000

Annual Report

Bank of the James Financial Group, Inc. files a Form 10-K Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 with the Securities & Exchange Commission each year. The annual report includes the audited consolidated financial statements of Bank of the James Financial Group, Inc. and other information. A copy of the annual report accompanies this Message to Shareholders, and additional copies are available at www.bankofthejames.com. Management is responsible for the accuracy and reliability of the financial statements presented in the annual report. Management is also responsible for the consistency of all presentations and financial information in that report. Yount, Hyde & Barbour, P.C. audited the Company's 2012 and 2011 year-end financial statements.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held Tuesday, May 21, 2013 at 4:00 p.m. at Boonsboro Country Club,1709 BCC Drive, Lynchburg, Virginia 24503.

All shareholders are cordially invited to attend.

Market Makers

Stock Transfer Agent

Shareholders requesting information on stock transfers, lost certificates, dividends, change of address and other shareholder matters should contact:
Broadridge Corporate Issuer Solutions, Inc.
1717 Arch Street, Suite 1300
Philadelphia, Pennsylvania 19103
Telelephone: 1-877-830-4936
Fax: (215) 533-5402
Email: shareholder@broadridge.com

Internet Address

Additional information regarding Bank of the James Financial Group, Inc. and Bank of the James is available on the internet at www.bankofthejames.com.

The following firms are believed to presently make a market in Bank of the James Financial Group, Inc. stock on the NASDAQ.

Automated Trading Desk Financial Services, LLC
(843) 789-2000
11 eWall Street
Mount Pleasant, SC 29464

Davenport & Company, LLC
(434) 948-1100
1104 Commerce Street
Lynchburg, VA 24504

Hill, Thompson, Magid & Co., Inc.
(201) 434-6900
15 Exchange Place, Suite 800
Jersey City, NJ 07302

Knight Capital Americas, L.P.
(201) 222-9400
545 Washington Boulevard
Jersey City, NJ 07310

McKinnon & Company, Inc.
(757) 623-4636
Dominion Tower
999 Waterside Drive, Suite 1200
Norfolk, VA 23510

Monroe Securities, Inc.
(312) 327-2530
100 North Riverside Plaza,
Suite 1620
Chicago, IL 60606

Morgan Keegan & Company, Inc.
(901) 524-4100
50 North Front Street
Memphis, TN 38103

Pershing LLC
(201) 413-2000
One Pershing Plaza – 8th Floor
Jersey City, NJ 07399

Scott & Stringfellow, LLC
(804) 643-1811
Riverfront Plaza – West Tower
901 East Byrd Street
Richmond, VA 23219

UBS Securities, LLC
(203) 719-3000
677 Washington Boulevard
Stamford, CT 06901

Cautionary Statement Regarding Forward-Looking Statements

This report may contain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe," "estimate," "expect," "intend," "anticipate," "plan" and similar expressions and variations thereof identify certain of such forward-looking statements which speak only as of the dates on which they were made. Bank of the James Financial Group (the "Company") undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Such factors include, but are not limited to competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by Bank of the James (the "Bank"), a subsidiary of Bank of the James Financial Group, Inc. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Company's filings with the Securities and Exchange Commission and previously filed by the Bank (as predecessor of the Company) with the Federal Reserve Board.

Bank of the James, Bank of the James Financial Group, Inc., BOTJ Investment Services, and BOTJ Insurance, Inc. are Equal Opportunity Employers. All matters regarding recruitment, hiring, promotion, reassignment, training and other terms and conditions of employment are practiced without regard to race, color, religion, sex, national origin, age, physical or mental disability or genetic information unrelated to the ability to perform the essential functions of the position. Reasonable accommodation can be made for resume submission when required.

Bank of the James is an Equal Housing Lender.

Bank of the James is a member of the Federal Deposit Insurance Corporation.

WWW.BANKOFTHEJAMES.COM


Bank of The James
FINANCIAL GROUP, INC.

BANK OF THE JAMES FINANCIAL GROUP, INC.
c/o BROADRIDGE
PO Box 1342
Brentwood, NY 11717

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
The Board of Directors recommends you vote FOR the following: 1. Election of Directors **Nominees**	☐	☐	☐	______________________

01 James F. Daly   02 Watt R. Foster, Jr   03 Thomas W. Pettyjohn, Jr

The Board of Directors recommends you vote FOR proposals 2 and 3.	For	Against	Abstain
2 To ratify the selection by Financial of Yount, Hyde & Barbour, P.C., independent public accountants to audit the financial statements of Financial for the fiscal year ending on December 31, 2013.	☐	☐	☐
3 Advisory vote on approval of executive compensation	☐	☐	☐

The Board of Directors recommends you vote 1 YEAR on the following proposal:	1 year	2 years	3 years	Abstain
4 Advisory vote with respect to the frequency that stockholders will vote on executive compensation	☐	☐	☐	☐

NOTE: To act upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof. Management is not aware of any other business, other than procedural matters incident to the conduct of the Meeting.

For address change/comments, mark here. ☐
(see reverse for instructions)

	Yes	No
Please indicate if you plan to attend this meeting	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]   Date

Signature (Joint Owners)   Date

0000170546_1 R1.0.0.51160

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Annual Report, Notice & Proxy Statement, Message to Shareholders is/are available at www.proxyvote.com .

BANK OF THE JAMES FINANCIAL GROUP, INC.
Annual Meeting of Shareholders
May 21, 2013 4:00 PM
This proxy is solicited by the Board of Directors

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS. The undersigned hereby appoints Julie P. Doyle and Augustus A. Petticolas, Jr., or either one of them, as proxies, each with full power of substitution, to act for the undersigned with respect to all shares of Common Stock of Bank of the James Financial Group, Inc. held of record by the undersigned on March 26, 2013 at the Annual Meeting of Shareholders to be held on May 21, 2013 at 4:00 p.m. or any postponement or adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED. SIGNED PROXIES RETURNED WITHOUT SPECIFIC VOTING DIRECTIONS WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS. DISCRETIONARY AUTHORITY IS HEREBY CONFERRED AS TO ALL OTHER MATTERS THAT MAY COME BEFORE THE ANNUAL MEETING.

Address change/comments:

____

____

____

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

0000170546_2 R1.0.0.51160


Bank of The James
FINANCIAL GROUP, INC.

Dear Shareholders:

You are cordially invited to attend the 2013 Annual Meeting of Shareholders of Bank of the James Financial Group, Inc. ("Financial"), which will be held on May 21, 2013 at 4:00 p.m., at Boonsboro Country Club, 1709 BCC Drive (501 North), Lynchburg, Virginia 24503 (the "Meeting").

The attached Notice of 2013 Annual Meeting of Shareholders describes the formal business to be transacted at the Meeting. In addition to the formal business, management will provide a report on the operations of Financial. You will have an opportunity to ask questions of management, the board, and Financial's independent auditors.

Your vote is important. Whether or not you plan to attend in person, it is important that your shares be represented at the Meeting. You may vote your shares via a toll-free telephone number, via the internet, or you may complete, sign, date, and mail the enclosed proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. A postage-paid return envelope is enclosed for your convenience. Instructions for all three methods of voting are contained with the proxy card. If you decide to attend the Meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the Meeting, you may do so, and your proxy will have no further effect. We began mailing these proxy materials to you on or about April 8, 2013.

The directors and management of Financial appreciate your continued support and look forward to seeing you at the Meeting.

Sincerely Yours,



Robert R. Chapman III
President
Lynchburg, Virginia
April 8, 2013

RECENT REGULATORY CHANGES HAVE MADE OBTAINING A QUORUM MORE DIFFICULT. PLEASE VOTE YOUR SHARES.

BANK OF THE JAMES FINANCIAL GROUP, INC.
828 Main Street
Lynchburg, VA 24504

NOTICE OF 2013 ANNUAL MEETING OF SHAREHOLDERS
To Be Held On May 21, 2013 at 4:00 p.m.

NOTICE IS HEREBY GIVEN that pursuant to its Bylaws and call of its directors, the 2013 Annual Meeting (the "Meeting") of the holders of shares of common stock ("Common Stock") of Bank of the James Financial Group, Inc. ("Financial") will be held at Boonsboro Country Club, 1709 BCC Drive (501 North) Lynchburg, Virginia 24503 on May 21, 2013 at 4:00 p.m. local time.

The purposes of the Meeting are to consider and act upon:

1. The election of three (3) directors

2. The ratification of the selection by Financial of Yount, Hyde & Barbour, P.C., independent public accountants to audit the financial statements of Financial for the fiscal year ending on December 31, 2013.

3. An advisory, non-binding resolution to approve the executive compensation described in the Proxy Statement;

4. An advisory, non-binding proposal with respect to the frequency that stockholders will vote on our executive compensation; and

such other matters as may properly come before the Meeting or any adjournment or postponement thereof. Management is not aware of any other business, other than procedural matters incident to the conduct of the Meeting.

Your attention is directed to the Proxy Statement accompanying this Notice for a more complete statement regarding the matters proposed to be acted upon at the Meeting. Holders of shares of Common Stock of record at the close of business on March 26, 2013, will be entitled to notice of and to vote at the Meeting or any postponements or adjournments thereof.

This Proxy Statement and a proxy card are being sent to shareholders of Financial on or about April 8, 2013. A copy of Financial's Annual Report on Form 10-K for the year ended December 31, 2012, which contains our audited financial statements, and a Message to Shareholders also accompany this Proxy Statement.

Regardless of whether you plan to attend the Meeting, we urge you to vote your shares via a toll-free telephone number, via the internet, or by completing, signing, dating, and mailing the enclosed proxy card in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. You can revoke a proxy at any time before its exercise at the Meeting by following the instructions set forth in the Proxy Statement.

Lynchburg, Virginia
April 8, 2013

BY ORDER OF THE BOARD OF DIRECTORS



J. Todd Scruggs, Secretary

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 21, 2013.

This Notice of 2013 Annual Meeting of Shareholders and Proxy Statement, Message to Shareholders, and Annual Report on Form 10-K Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 are available on the internet at the following website: http://www.proxyvote.com

BANK OF THE JAMES FINANCIAL GROUP, INC.

2013 PROXY STATEMENT

TABLE OF CONTENTS

TABLE OF CONTENTS i

GENERAL INFORMATION 1

VOTING AT THE ANNUAL MEETING 2

SOLICITATION OF PROXIES 4

PROPOSAL ONE - ELECTION OF DIRECTORS 4

CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS MATTERS 5

DIRECTOR AND OFFICER BIOGRAPHICAL INFORMATION 7

COMMITTEES OF THE BOARD OF DIRECTORS OF FINANCIAL 12

SECURITY OWNERSHIP OF MANAGEMENT 14

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS 15

TRANSACTIONS WITH RELATED PARTIES 19

AUDIT COMMITTEE REPORT 20

INDEPENDENT PUBLIC ACCOUNTANT 21

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE 22

PROPOSAL TWO - RATIFICATION OF INDEPENDENT AUDITORS 23

PROPOSAL THREE - ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION 23

PROPOSAL FOUR - ADVISORY (NON-BINDING) VOTE ON FREQUENCY OF EXECUTIVE COMPENSATION VOTES 24

DATE OF RECEIPT OF SHAREHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING 25

COMMUNICATIONS WITH MEMBERS OF THE BOARD 25

OTHER MATTERS THAT MAY COME BEFORE THE MEETING 25

WHERE YOU CAN FIND MORE INFORMATION INCLUDING ANNUAL REPORT AND FINANCIAL STATEMENTS 25

BANK OF THE JAMES FINANCIAL GROUP, INC.
828 Main Street
Lynchburg, VA 24504
Proxy Statement
2013 Annual Meeting Of Shareholders
May 21, 2013 at 4:00 p.m.

GENERAL INFORMATION

Introduction

This Proxy Statement is furnished in connection with the solicitation by the board of directors of Bank of the James Financial Group, Inc. (the "Company" or "Financial") to be used at the 2013 Annual Meeting of Shareholders of the Company. The Company is the holding company for Bank of the James (the "Bank").

Date, Time and Place of the Meeting

The solicitation of the enclosed proxy is made by and on behalf of the board of directors of Financial to be used at the Meeting of Shareholders to be held on May 21, 2013 at 4:00 p.m. local time (the "Meeting"). The Meeting will be held at

Boonsboro Country Club
1709 BCC Drive (501 North)
Lynchburg, Virginia 24503

Record Date and Mailing Date

The close of business March 26, 2013 (the "Record Date") is the record date for the determination of shareholders entitled to notice of and to vote at the Meeting. We first mailed this Proxy Statement and the enclosed proxy card to shareholders on or about April 8, 2013.

Voting Rights of Shareholders

On the Record Date, there were 3,352,725 shares of Common Stock issued and outstanding. Financial has no other class of stock outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters to be acted upon at the Meeting. Only shareholders of record at the close of business on March 26, 2013 are entitled to notice and to vote at the Meeting or any adjournment thereof.

As of the Record Date, to the knowledge of Financial's management, no person owned beneficially more than 5% of Financial's outstanding Common Stock. As of the Record Date, directors and executive officers of Financial and their affiliates, as a group, owned of record and beneficially, inclusive of options that have vested or will vest within 60 days, a total of 484,777 shares of Common Stock, or approximately 14.13% of the shares of Common Stock deemed outstanding on such date. Directors and executive officers of Financial have indicated an intention to vote their shares of Common Stock "FOR" the nominees set forth herein. "FOR" the ratification of Yount, Hyde & Barbour, "FOR" approval of the non-binding resolution on executive compensation, and to have the shareholders vote on the non-binding resolution on executive compensation every ONE YEAR.

If you hold your shares in a bank or brokerage account, you will receive instructions from your bank or broker that you must follow for your shares to be voted. Please follow those instructions carefully to assure that your shares are voted in accordance with your wishes on the matters presented in this Proxy Statement.

Quorum

A quorum of shareholders is necessary to hold a valid meeting. If the holders of at least a majority of the total number of outstanding shares of common stock entitled to vote are represented in person or by proxy at the Meeting, a quorum will exist. We will include broker non-votes, as defined below, and proxies marked as abstentions to determine the number of shares present at the Meeting. In the event that there are not sufficient votes for a quorum, or to approve or ratify any matter being presented at the time of the Meeting, the Meeting may be adjourned in order to permit further solicitation of proxies.

VOTING AT THE ANNUAL MEETING

Proposals to be Considered

At the Meeting, the shareholders will be asked

- to elect three (3) persons to serve as Group One directors for a term of three years each;

- to ratify the appointment of Yount, Hyde & Barbour, P.C as the independent auditors of Financial for fiscal year 2013;

- to vote to adopt an advisory, non-binding resolution with respect to the executive compensation described in this Proxy; and

- to consider an advisory vote on the frequency of the non-binding resolution to approve the compensation of our named executive officers.

The Board of Directors does not know of any other matters that are to come before the annual meeting except for incidental, procedural matters. If any other matters are properly brought before the annual meeting, the persons named in the accompanying proxy card will vote the shares represented by each proxy on such matters as determined by a majority of the Board of Directors.

Procedures for Voting By Proxy; Revocation of Proxies

If you properly execute, deliver and do not revoke your proxy, the persons appointed as proxies will vote your shares according to the instructions you have specified on the proxy card. If you sign and return your proxy card but do not specify how the persons appointed as proxies are to vote your shares, your proxy will be voted FOR the election of the director nominees, FOR the ratification of the appointment of Yount, Hyde & Barbour, P.C., FOR the approval of the non-binding resolution on executive compensation, and to have the shareholders vote on the non-binding vote on executive compensation occur every ONE YEAR, and in the best judgment of the persons appointed as proxies as to all other matters properly brought before the Meeting. If any nominee for the election to the board of directors named in this Proxy Statement becomes unavailable for election for any reason, the proxy will be voted for a substitute nominee selected by the board of directors.

Any shareholder who executes a proxy has the power to revoke it at any time before it is voted by giving written notice of revocation to Financial, by executing and delivering a substitute proxy to Financial, or by attending the Meeting and voting in person. If a shareholder desires to revoke a proxy by written notice, such notice should be mailed or delivered, so that it is received on or prior to the Meeting date, to J. Todd Scruggs, Secretary, Bank of the James Financial Group, Inc., 828 Main Street, Lynchburg, Virginia 24504.

Vote Required

Proposal 1: Election of Directors. Directors are elected by a plurality of the votes of the shares represented in person or proxy at the Meeting. Thus, in the election of directors, those receiving the greatest number of votes will be elected even if they do not receive a majority. With regard to the election of directors set forth in Proposal One, the proxy being provided by the board enables a shareholder to vote for the election of the nominees proposed by the board, to withhold authority to vote for the nominees being proposed, or to vote for the election of certain nominees. Only shares that are voted in favor of a nominee will be counted toward that nominee's achievement of a plurality. Accordingly, abstentions and broker non-votes will have no impact on the outcome of the proposals.

Proposal 2: Ratification of the Appointment of Independent Registered Accounting Firm. The affirmative vote of a majority of the shares cast without regard to broker non-votes and proxies marked as "abstain" at the Meeting is required for a matter to be deemed approved by the shareholders. Accordingly, abstentions and broker non-votes will have no impact on the outcome of this proposal.

Proposal 3: Approval of Non-Binding "Say on Pay" Resolution. As to the advisory, non-binding resolution with respect to our executive compensation as described in this Proxy Statement, a stockholder may: (i) vote "FOR" the resolution; (ii) vote "AGAINST" the resolution; or (iii) "ABSTAIN" from voting on the resolution. The affirmative vote of a majority of the votes cast at the annual meeting, without regard to either broker non-votes and proxies marked "ABSTAIN" is required for the approval of the non-binding resolution. While this vote is required by law, it will neither be binding on the Company or the Board of Directors, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on, the Company, or the Board of Directors.

Proposal 4: Advisory Vote on "Say on Pay" Frequency. As to the advisory, non-binding proposal with respect to the frequency that stockholders will vote on our executive compensation, a stockholder may select that stockholders: (i) consider the proposal every "ONE YEAR"; (ii) consider the proposal every "TWO YEARS"; (iii) consider the proposal every "THREE YEARS"; or (iv) "ABSTAIN" from voting on the proposal. The frequency of the advisory vote on the non-binding resolution to approve the compensation of our named executive officers receiving the greatest number of votes (either every three years, every two years or every year) will be the frequency that shareholders approve. Even though this vote will neither be binding on the Company or the Board of Directors, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duty on, the Company, or the Board of Directors, the Board of Directors will take into account the outcome of this vote in making a determination on the frequency that advisory votes on executive compensation will be included in our proxy statements.

Effect of Broker Non-Votes and Abstentions

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority. In addition, if a shareholder abstains from voting on a particular proposal, the abstention does not count in favor of or against the proposal.

If your broker holds shares that you own in "street name," under applicable rules the broker may not vote your shares on Proposal 1, 3, or 4 without receiving instructions from you. The broker may vote your shares on Proposal 2 even if the broker does not receive instructions from you.

How to Vote Your Shares

Shareholders of Financial are requested to vote their shares via a toll-free telephone number, via the internet at the following address: http://www.proxyvote.com, by completing, dating, and signing the form of proxy and returning it promptly to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 in the enclosed envelope, or by dialing 1-800-690-6903 and following the instructions. If a proxy is properly executed and returned in time for voting, it will be voted as indicated thereon.

Principal Executive Office

The principal executive offices of Financial are located at 828 Main Street, Lynchburg, Virginia 24504.

SOLICITATION OF PROXIES

The cost of soliciting proxies for the Meeting will be borne by Financial. In addition to solicitation by mail, Financial will request banks, brokers and other custodians, nominees and fiduciaries to send proxy materials to the beneficial owners and to secure their voting instructions, if necessary. Certain officers and regular employees of our wholly-owned subsidiary Bank of the James (the "Bank"), without additional compensation, may solicit proxies personally, by telephone, facsimile, or otherwise, from some shareholders if proxies are not received promptly. We may also reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy materials to the beneficial owners of shares of Common Stock.

Financial has retained Broadridge ("Broadridge") to oversee the mechanics of the solicitation of this proxy. Broadridge will prepare the mailing labels, place the proxy materials in envelopes, mail the proxy materials to shareholders of record, receive the proxies from the shareholders, tally the proxy votes, and present the final numbers to Financial.

PROPOSAL ONE - ELECTION OF DIRECTORS

Financial's Bylaws provide that the board of directors is to be composed of no less than five and no more than twenty-five directors. The Articles of Incorporation further provide that the board of directors shall be divided into three groups (Groups One, Two, and Three), as nearly equal in number as possible with staggered terms. Financial's board of directors currently consists of 12 persons. Each of the directors also serves as a director of the Bank, Financial's wholly-owned subsidiary.

Under Virginia law, the terms of the incumbent nominees expire at the Meeting, provided, however, that all directors continue to serve until their successors have been duly elected and qualified.

Nominees

The following are nominees for election to the board of directors:

Nominee	Group	Term to Expire
James F. Daly	One	2016
Watt R. Foster, Jr.	One	2016
Thomas W. Pettyjohn, Jr.	One	2016

Each of the nominees is currently a director of Financial. Each nominee has agreed to serve if elected.

Nominees and Continuing Directors

Set forth below is certain information concerning the nominees and the continuing directors.

Nominees	Age (1)	Position with Bank of the James Financial Group, Inc.	Director Since (2)	Group	Term Expires
James F. Daly	55	Director	2007	One	2013
Watt R. Foster, Jr.	53	Director	2005	One	2013
Thomas W. Pettyjohn, Jr.	66	Chairman	1998	One	2013
Continuing Directors					
Robert R. Chapman III	50	President, President and Chief Executive Officer of the Bank and Director	1998	Two	2014
Donna Schewel Clark	62	Director	1998	Two	2014
Julie P. doyle	49	Director	2011	Two	2014
Augustus A. Petticolas, Jr.	64	Director	2005	Two	2014
Lewis C. Addison	61	Director	2006	Three	2015
John R. Alford, Jr.	52	Director	2009	Three	2015
William C. Bryant III	48	Director	2005	Three	2015
J. Todd Scruggs	45	Secretary-Treasurer of Financial, Executive Vice President and Chief Financial Officer of Bank of the James and Director	2007	Three	2015

(1) As of March 26, 2013.

(2) All of the directors of Financial also serve as members of the board of directors of Bank of the James. For all years prior to 2004, all directorships were with the Bank only.

CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS MATTERS

General

The boards of Financial and the Bank are identical in membership. The business and affairs of Financial are managed under the direction of the board of directors in accordance with the Virginia Stock

Corporation Act, Financial's Articles of Incorporation, and Financial's Bylaws. Members of the board of directors are kept informed of Financial's business through discussions with management, by reviewing materials provided to them, and by participating in meetings of the board of directors and its committees.

Independence of Directors

The board of directors is comprised of a majority of directors who qualify as independent based on the definition of "independent director" as defined by Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market ("NASDAQ"). The following table lists Financial's current directors, directors who served in 2012, and nominees for election that the board has determined are "independent" under the foregoing criteria:

Lewis C. Addison	James F. Daly	Watt R. Foster, Jr.
John R. Alford, Jr.	Julie P. Doyle	Augustus A. Petticolas, Jr.
Donna Schewel Clark	Donald M. Giles	Thomas W. Pettyjohn, Jr.

The board of directors has determined that Robert R. Chapman III and J. Todd Scruggs do not qualify as independent directors because they currently serve as executive officers of Financial and the Bank. Mr. Bryant does not qualify as an independent director because in 2012 the Bank paid rent in excess of $200,000 to Jamesview Investments, LLC, an entity which Mr. Bryant owns.

Director Qualifications

The board of directors believes that it is necessary for each of the Company's directors to possess many qualities and skills. The Nominating Committee seeks candidates who possess the background, skills and expertise to make a significant contribution to the board and to the Company and its shareholders. When searching for new candidates, the Nominating Committee considers the evolving needs of the board of directors and searches for candidates that fill any current or anticipated future gaps. Among other things, the Nominating Committee specifically considers the following:

- Business experience and expertise;
- Character;
- Particular goals and needs of Financial for additional competencies or characteristics;
- Educational background; and
- Share ownership.

The Nominating Committee also considers such other criteria as may be relevant at the time and looks for candidates that will complement the existing board composition. Under our governing documents, no individual may be nominated for election or elected as a director if on the date of election, the individual would be age 71 or older. The Nominating Committee does not have a formal policy with respect to diversity; however the board of directors and the Nominating Committee believe that it is essential that the board members represent diverse viewpoints. In considering candidates for the board of directors, the Nominating Committee considers the entirety of each candidate's credentials in the context of these standards. With respect to the nomination of continuing directors for re-election, the individual's contributions to the board of directors are also considered. The Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective directors.

Our board members bring a wealth of leadership experience, community ties, and knowledge of Region 2000 to the board of directors. In considering the directors' and director nominees' individual experience, qualifications, attributes and skills, the board has concluded that the appropriate experience, qualifications, attributes and skills are represented on the board as a whole and on each of the board's committees.

The board has concluded that each director and nominee possesses the personal traits and characteristics described above. Each director has demonstrated business and financial acumen, an ability to exercise sound judgment, compatibility with other directors, as well as a commitment to service to the Company and our board. In addition to the information below regarding each director's and nominee's specific experience, qualifications, attributes and skills that led our board to the conclusion that he/she should serve as a director, we also believe that all of our directors and director nominees have a reputation for integrity, honesty, and adherence to high ethical standards.

There are no family relationships among any directors, director nominees and executive officers.

DIRECTOR AND OFFICER BIOGRAPHICAL INFORMATION

The following discusses the backgrounds and qualifications of our director nominees and the directors continuing in office. Unless otherwise indicated, each of the following persons has held his or her present position for the last five years.

Nominees to the Board

James F. Daly, 55, is the Vice President of Daly Seven, Inc., a company engaged primarily in hotel development and management. Mr. Daly has served in this capacity since 1980. He is a graduate of Virginia Polytechnic Institute and State University where he received a bachelor's degree in Business Management. He currently serves on the advisory board for the Boys and Girls Club of Lynchburg. Mr. Daly provides experience in commercial real estate management, commercial real estate financing, construction project management, and business operations.

Watt R. Foster, Jr., 53, is a native of Brookneal. Mr. Foster is the President and Chief Executive Officer of Foster Fuels, Inc., a company engaged primarily in the sale of petroleum and propane products and related products as well as the provision of emergency fuel delivery throughout the United States. He is also owner of Phelps Creek Angus Farm, a 500 head cow-calf operation location in Campbell County. Mr. Foster received a bachelor's degree in Business Management from James Madison University. Mr. Foster is a member of the Staunton River Chapter of the Masonic Lodge and is an elder at Hat Creek Presbyterian Church in Brookneal, Virginia. Mr. Foster also served on the board for Dixie Youth Girls Softball. Mr. Foster provides the board with a strong knowledge of business, including the operation of wide ranging, complex operations, and real estate purchase and development.

Thomas W. Pettyjohn, Jr., 66, is the Chairman of the Board of Financial. Mr. Pettyjohn grew up in Amherst County and has been a resident of Lynchburg since 1972. Mr. Pettyjohn received a bachelor's degree in History and a J.D. from Washington & Lee University. He is currently a principal of Davidson & Garrard, Inc., an investment advisory firm in Lynchburg. Mr. Pettyjohn has an extensive banking background, having worked at Central Fidelity National Bank for many years. While at Central Fidelity, Mr. Pettyjohn held the titles of Executive Vice President and Division Manager of Residential Real Estate, Executive Vice President and Division Manager of Commercial Banking/Western Division, Vice President and In-House Counsel of Central Fidelity Bank's predecessor, Fidelity American Bankshares, Inc., and statewide Manager for Indirect Lending. At the time of his retirement from Central Fidelity, Mr. Pettyjohn was Executive Vice President of Real Estate Administration for the Mortgage Division. Mr. Pettyjohn is currently on the board of directors and chairman of the finance committee of Amazement Square Children's Museum. He has served as the President of the board of directors of Boonsboro Country Club, an elder and deacon of First Presbyterian Church and as chairman of the board of the First Presbyterian Weekday School. Mr. Pettyjohn has extensive experience in and knowledge of banking and law, including real estate, lending, commercial banking and financial matters and brings this valuable experience to the board.

Directors Continuing in Office

Lewis C. Addison, 61, is a Senior Vice President and CFO for Centra Health and has been associated with Centra Health since 1979. He holds a bachelor's degree in Business with a Major in Accounting from Virginia Polytechnic Institute and State University. He is a member of the American Institute of Certified Public Accountants, the Virginia Society of Certified Public Accountants and is a Past President of the Virginia Chapter of Healthcare Financial Management Association. He currently serves as Treasurer for Centra Health, and as a board member and Treasurer for the Centra Health Foundation. In addition, Mr. Addison is a board member for the Bedford Memorial Hospital and the Southside Community Hospital. He is a board member and Treasurer for CCRC, Inc. (The Summit) and previously served as Chairman of the Finance Committee for Amherst Baptist Church. Mr. Addison has extensive experience in complex financial matters and serves as Financial's audit committee financial expert under SEC guidelines.

John R. Alford, Jr., 52, is a shareholder with Caskie & Frost, P.C., a law firm based in Lynchburg. In his practice, Mr. Alford provides advice to corporations and other business entities in matters of corporate law, commercial transactions, and real estate and to individual clients in matters including estate planning, estate administration, and real estate matters. He received a bachelor's degree in Economics from the University of Virginia and a J.D. from Washington & Lee University School of Law. Prior to joining the board of directors of Financial, Mr. Alford was a member of the Bank's Lynchburg Advisory Board. Mr. Alford is a board member of the Greater Lynchburg Community Trust, a Trustee for James River Day School and a former Chairman and Board Member for the Alliance for Families & Children. Mr. Alford provides the board with valuable experience and perspective gained in the legal profession as well as strong business contacts.

William C. Bryant III, 48, is the President of and Auctioneer for Ted Counts Realty and Auction Company. He holds a B.S. in Business Management from LaSalle University. Mr. Bryant received a certificate in Real Estate Appraisal from the International College of Real Estate Appraisal in Columbia, Tennessee and is a graduate of the Mosley Flint School of Real Estate in Roanoke, Virginia. In addition, he is a graduate of the Mendenhall School of Auctioneering in High Point, North Carolina, and obtained CAI designation through Indiana University, the Certified Auctioneers Institute in Bloomington, Indiana. Mr. Bryant is a member of the National Association of Realtors, the Virginia Association of Realtors, the National Association of Auctioneers and the Virginia Association of Auctioneers. He serves on the boards of the Lynchburg Regional Chamber of Commerce and the Commonwealth of Virginia Auctioneers Regulator Board, is a member of the Lynchburg Board of Realtors, the Organization of Professional Real Estate Appraisers and the National Association of Real Estate Appraisers. Mr. Bryant provides executive experience, broad ties to the business community and significant experience in valuing assets in a broad range of categories, including real estate, heavy equipment, and livestock.

Robert R. Chapman III, 50, serves as the President of Financial and the President and Chief Executive Officer of the Bank. He has been a resident of Lynchburg for sixteen years and has been the President of Financial since January 2004 and President and CEO of the Bank since January 2003. Mr. Chapman was a co-organizer of Bank of the James in 1999. Previously, Mr. Chapman was Vice President and Branch Manager and a Commercial Account Manager at Crestar Bank for 15 years. Mr. Chapman is a graduate of Virginia Military Institute where he received a bachelor's degree in Economics. Following graduation, Mr. Chapman served as First Lieutenant in the United States Army. Mr. Chapman graduated from the Stonier Graduate School of Banking. He has served as a board member of Lynch's Landing, board member of the Court Appointed Special Advocates Program, board member of the Lynchburg Regional Chamber of Commerce, the Chairman of the United Way of Central Virginia, is currently President of the Lynchburg City Schools Education Foundation, and also serves on the board of Amazement Square and the Centra Foundation, is a member of First Presbyterian Church and The Lynchburg Morning Rotary Club. In addition to his extensive experience in bank administration, asset/liability management, residential and commercial real estate lending, and business and industry lending, Mr. Chapman has experience in the day-to-day management of the Bank and knowledge of our business and operations.

Donna Schewel Clark, 62, is a native of Lynchburg, and has lived in Lynchburg much of her life. She has been Secretary and General Counsel of Schewel Furniture Company, Inc. since 1993. Ms. Clark received a bachelor's degree in English Literature from Goucher College, a Masters of Arts from Brown University, and J.D. from the Marshall-Wythe School of Law, College of William and Mary. Ms. Clark currently serves as vice chair of the board of directors of New Vistas School, chair of the Board of Administration of Agudath Sholom Congregation and chair of the Campaign for Equal Justice of the Virginia Legal Aid Society. Ms. Clark provides the board with legal experience, particularly in the area of business law, as well as experience in liability management and consumer financing.

Julie P. Doyle, 49, has lived in Lynchburg since 1993. Ms. Doyle is the President and Executive Director of The Education & Research Foundation, Inc. located in Lynchburg, a position she has held since 2005. Ms. Doyle directs the business operations of a clinical trial company whose primary market focus is dermatological medications and products. She oversees the Phase I-IV clinical studies for pharmaceutical and consumer product companies. Ms. Doyle holds a Bachelor of Science degree in Mechanical Engineering from the University of Notre Dame and a Master of Business Administration degree from George Washington University. Active in the community, Ms. Doyle currently holds board positions with Centra Health, Lynchburg College, Lynchburg City Schools Education Foundation, the Notre Dame Monogram Club, and Step with Links. She formerly served as the chair of the Lynchburg City School Board. Ms. Doyle provides the board with executive experience, a strong financial background, and good relationships within the community.

Dr. Augustus A. Petticolas, Jr., 64, has practiced dentistry in Lynchburg since 1976. He is a graduate of Livingstone College in Salisbury, North Carolina and holds a bachelor's degree in English with a minor in Biological Sciences and French. He earned his Doctor of Dental Surgery degree at the University of Maryland. Dr. Petticolas is involved in numerous community endeavors and is a founding board member of the Free Clinic of Central Virginia, Inc. In addition, he currently serves on the boards of the Greater Lynchburg Community Trust, Centra Health, Inc. and Centra Health Foundation. He joined the board of directors of Bank of the James in 2005. In July, 2008, Governor Tim Kaine appointed Dr. Petticolas to serve a four-year term on the Virginia Board of Dentistry. Dr. Petticolas brings business experience, knowledge of project management, and leadership skills to the board.

J. Todd Scruggs, 45, has lived in Lynchburg for most of his life. Mr. Scruggs is the Secretary-Treasurer of Financial and Executive Vice President and Chief Financial Officer of the Bank. Mr. Scruggs was a co-organizer of the Bank and has served as its Chief Financial Officer since its formation in 1999. Prior to serving as an organizer for the Bank, Mr. Scruggs worked at Crestar Investment Group, where he was a Financial Consultant and an Investment Representative. Prior to that, Mr. Scruggs was a tax specialist and financial analyst for Ericsson GE Mobile Communications and Assistant to the Vice President of Finance and Controller of Old Dominion Box Company, Inc. Mr. Scruggs has a Bachelor of Science in commerce from the University of Virginia McIntire School of Commerce. Mr. Scruggs also graduated from the University of South Carolina School of Graduate Bank Investment Management. Mr. Scruggs is Secretary of both Financial and the Bank. He currently serves on the board of the Interfaith Outreach Association and is involved with the Alliance for Families and Children's Ways to Work Program. He has served on the board of the Central Virginia Community College Education Foundation and served on the board of the E.C. Glass Foundation. Mr. Scruggs has experience in preparing and reviewing complex financial information, investment, asset/liability management, and regulatory matters.

Executive Officers Who Are Not Directors

The following sets forth biographical information and the business experience of each non-director executive officer of the Bank.

Harry P. Umberger, 47, has served as Executive Vice President and Senior Credit Officer of the Bank since December 2007. From 2003 to 2007, Mr. Umberger served as Senior Vice President and Senior Credit Officer of the Bank. He joined the Bank in 2001 as a Vice President and Commercial Lender. Mr. Umberger started his banking career in 1990 with Sovran Bank. He had also worked with two other Region 2000 community banks prior to joining Bank of the James. Mr. Umberger has a Bachelor of Arts degree from Hampden-Sydney College with majors in both Economics and Spanish. He is also a graduate of the Virginia Banker's School of Bank Management. Mr. Umberger currently serves on the Strategic and Facilities Master Plan Steering Committee for Campbell County Schools. He also serves on the schools' Local Advisory Committee for the Gifted. Mr. Umberger coaches youth sports with both the Timbrook Youth Basketball League and the Timbrook Little League.

Board Leadership and Risk Oversight

Robert R. Chapman III serves as Financial's Chief Executive Officer and Thomas W. Pettyjohn, Jr., an independent director, serves as the Chairman of the Board. The Company has determined that splitting the role of Chairman of the Board and Chief Executive Officer is appropriate for the Company, because the board believes it is prudent to have an independent director set the agenda for board meetings instead of an inside director. The board feels this arrangement allows the directors to appropriately exercise their oversight role.

The board of directors is actively involved in oversight of risks that could affect Financial and the Bank. This oversight is conducted primarily through committees of the board, as disclosed in the descriptions of each of the committees below, but the full board has retained responsibility for general oversight of risks. The board satisfies this responsibility through full reports by each committee chair regarding the committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within Financial and the Bank.

Code of Ethics

Financial has adopted a code of ethics that applies to Financial's directors, executive officers (including the principal financial officer, principal accounting officer or controller, or persons performing similar functions), and senior officers. The code of ethics has been posted under the "Investor Relations" section on Financial's website: www.bankofthejames.com. Any waiver or substantial amendments of the code of ethics applicable to our directors and executive officers also will be disclosed on our website.

Meeting Attendance

Board and Committee Meeting Attendance

The board of directors of Financial held three (3) meetings during 2012. During 2012, with the exception of Ms. Clark (68%) and Mr. Foster (33%) each of the directors attended at least 75% of the meetings of the board of Financial and the committees of Financial on which they serve. In calculating attendance, the Company did not include meetings of the board of directors of the Bank or its committees. The board of directors of the Bank, which consists of all members of the board of directors of Financial, met 12 times during 2012.

Director Fees

Our outside directors serve and are compensated as both directors of Financial and the Bank. In the year ended December 31, 2012, Financial or the Bank, as applicable, paid the outside directors the following standard fees:

Description	**Amount (1)**
Attendance at meeting of the board of directors of Financial or the Bank, Chairman of the Board	$1,100
Attendance at meeting of the board of directors of Financial or the Bank	700
Attendance at committee meetings of Financial or the Bank	400

(1) Although directors serve and are compensated as directors of both Financial and the Bank, the directors do not receive additional compensation when a) the boards of Financial and the Bank meet on the same day; and b) when a committee of Financial and its corresponding committee of the Bank meet on the same day.

In 2013, the directors will continue to be paid the same amounts as set forth in the table above and, in addition, each outside director will be paid a $1,000 annual retainer. Members of the board of directors do not receive any compensation except as set forth herein and were not eligible to receive option grants under the now-expired 1999 Stock Option Plan. In 2012, total fees paid to non-employee directors was approximately $167,000.

The following table contains information regarding the compensation awarded or paid to, or earned by, Financial's directors during the 2012 fiscal year.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Lewis C. Addison	$ 11,850	-	-	-	$ 11,850
John R. Alford, Jr.	17,750	-	-	-	17,750
William C. Bryant III	16,250	-	-	-	16,250
Robert R. Chapman III (1)	-	-	-	-	-
Donna S. Clark	17,050	-	-	-	17,050
James F. Daly	17,850	-	-	-	17,850
Julie P. Doyle	10,350				10,350
Watt R. Foster, Jr.	7,400	-	-	-	7,400
Donald M. Giles (2)	21,900				21,900
Augustus A. Petticolas, Jr.	20,150	-	-	-	20,150
Thomas W. Pettyjohn, Jr.	26,450	-	-	-	26,450
J. Todd Scruggs (1)	-	-	-	-	-
Total	$167,000				$167,000

(1) Messrs. Chapman and Scruggs are employee-directors and do not receive additional compensation for service on the boards of Financial or the Bank or committees thereof.

(2) Mr. Giles is retiring from the board effective at the close the Annual Meeting.

Attendance at Meetings of Shareholders

Financial encourages each member of the board of directors to attend the Meeting of Shareholders. With the exception of Mr. Foster who was out of the country on business, all of Financial's directors attended the 2012 Meeting of Shareholders of Financial.

COMMITTEES OF THE BOARD OF DIRECTORS OF FINANCIAL

The board of directors of Financial has the following four standing committees to assist the board in the discharge of its duties: Executive Committee, Audit Committee, Nominating Committee, and Compensation Committee. The Bank has corresponding committees and, in addition, has standing Loan and Investment Committees to assist it in the discharge of its duties.

The board of directors of Financial has adopted charters for its Audit Committee, Nominating Committee, and Compensation Committee to define the duties and responsibilities of those committees. These charters are available on the investor relations page of our website (www.bankofthejames.com) under "Governance Documents." If you would prefer to receive a copy via mail at no cost to you, please contact J. Todd Scruggs, Secretary of Financial.

Members of Board Committees

The following table sets forth the membership during the year ended December 31, 2012 of each of Financial's standing committees:

Committee	**Members**
Audit Committee	Lewis C. Addison (1) Donna Schewel Clark—Chair James F. Daly Julie P. Doyle Augustus A. Petticolas Jr.
Executive Committee	Robert R. Chapman III Donna Schewel Clark Donald M. Giles Augustus A. Petticolas Jr. Thomas W. Pettyjohn Jr.—Chair
Nominating Committee	Lewis C. Addison Donna Schewel Clark Donald M. Giles—Chair Augustus A. Petticolas Jr.
Compensation	Lewis C. Addison Donna Schewel Clark James F. Daly Thomas W. Pettyjohn Jr.—Chair

(1) Audit Committee Financial Expert

Executive Committee

The Executive Committee reviews extraordinary confidential issues, and serves as a forum for discussing executive decisions. The Executive Committee has all the powers of the board in the management and the conduct of the business and affairs of the company in the intervals between meetings of the full board, except that the Executive Committee may not increase the number of directors, fill vacancies on the board, remove directors, approve an amendment to the articles of incorporation or bylaws, approve a plan of merger or consolidation, or take other actions that cannot by law be delegated by the board. For the year ended December 31, 2012, the Executive Committee of each of Financial and the Bank had twelve (12) meetings.

Audit Committee

Financial's Audit Committee has been established in accordance with § 3(a)(58)(A) of the Securities Exchange Act. The Audit Committee reviews and approves compliance policies and procedures and assists and monitors general audits performed by federal and state agencies. The Audit Committee is responsible for the selection and recommendation of the independent accounting firm for the annual audit. The Audit Committee of Financial reviews and accepts the reports of Financial's independent auditors, internal auditor, and federal and state examiners. As part of its oversight of Financial's financial statements, the Audit Committee reviews and discusses with management and Financial's independent registered public accountants, all annual and quarterly financial statements and disclosures prior to their issuance.

In addition, the Audit Committee reviews key initiatives and programs aimed at maintaining the effectiveness of Financial's internal and disclosure control structure. As part of this process, the Audit Committee continues to monitor the scope and adequacy of Financial's internal auditing program. For the year ended December 31, 2012, the Audit Committees of Financial and the Bank had four (4) meetings.

Financial's board has determined that Lewis C. Addison is an "Audit Committee Financial Expert" as that term is defined by the Securities and Exchange Commission rules adopted pursuant to the Sarbanes-Oxley Act of 2002.

The board has determined that Mr. Addison and each other member of the Audit Committee qualify as independent based on the definition of "independent director" under the applicable NASDAQ rules and applicable Securities and Exchange Commission regulations. Each member of the Audit Committee is able to read and understand financial statements, including Financial's balance sheet, income statement, and cash flow statement.

Nominating Committee

The Nominating Committee reviews and recommends candidates for nomination to the board for expired or otherwise vacant seats. For the year ended December 31, 2012 the Nominating Committee had no meetings.

All members of the Nominating Committee are independent based on the definition of "independent director" under the applicable NASDAQ rules and Securities and Exchange Commission regulations. Currently, Financial does not consider candidates recommended by shareholders. This policy is based, among other things, on the fact that Financial has been an operating entity for a relatively short period of time and Financial's sole business at this time is the ownership of the Bank and its subsidiaries. Financial believes that because of the current operating environment, it is critical for the board of directors to be comprised of individuals with the types of expertise and scope currently represented on the board. The Nominating Committee is best positioned to identify such individuals. As discussed above, the Nominating Committee considers share ownership, business experience and expertise, character, particular goals and needs of Financial for additional competencies or characteristics, educational background, and board experience in evaluating potential nominees.

Compensation Committee

The Compensation Committees of Financial and the Bank, as applicable, review, recommend, and approve compensation for its employees. Each member of the Compensation Committee is an "independent director" under the applicable NASDAQ rules and applicable Securities and Exchange Commission regulations. For the year ended December 31, 2012, the Compensation Committee of the Bank had one (1) meeting but because Financial does not compensate its employees or officers directly, the Compensation Committee of Financial did not meet.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth information as of March 26, 2013 regarding the number of shares of Common Stock of Financial beneficially owned by (1) each director, (2) each executive officer, and (3) directors and executive officers as a group. The address of each director and executive officer is c/o Bank of the James Financial Group, Inc., 828 Main Street, Lynchburg, VA 24504.

	Common Stock Owned Beneficially (#) (1)	Percentage of Class (%) (2)
Lewis C. Addison, Director	14,000	*
John R. Alford, Jr. (3), Director	8,822	*
William C. Bryant III (4), Director	21,451	*
Robert R. Chapman III (5), Director, President	130,402	3.85
Donna S. Clark (6), Director	41,226	1.23
James F. Daly (7), Director	41,577	1.24
Julie P. Doyle, Director	676	*
Watt R. Foster, Jr., Director	76,081	2.27
Donald M. Giles (8), Director	64,255	1.92
Augustus A. Petticolas, Jr., Director	2,140	*
Thomas W. Pettyjohn, Jr. (9), Director	15,605	*
J. Todd Scruggs (10), Director, Secretary, EVP and CFO of the Bank	57,971	1.71
Harry P. Umberger (11), EVP and Senior Credit Officer of the Bank	10,571	*
Officers and Directors as a group (12)	484,777	14.13%

* Less than 1%

(1) For purposes of this table, beneficial ownership has been determined in accordance with the provision of Rule 13d-3 of the Securities Exchange Act of 1934 under which, in general, a person is deemed to be the beneficial owner of a security if he has or shares the power to vote or direct the voting of the security or the power to dispose of or direct the disposition of the security, or if he has the right to acquire beneficial ownership of

the security within sixty days ("presently exercisable"). Beneficial ownership also includes any shares held in the name of an individual's spouse, minor children or other relatives living in the individual's home. Share totals include the 10% stock dividend declared on May 18, 2010, as well as all prior stock dividends declared by Financial.

(2) The ownership percentage of each individual is calculated based on the total of 3,446,820 shares, which is comprised of shares of common stock that were outstanding as of March 26, 2012, plus the number of shares that are presently exercisable. Shares of common stock that are presently exercisable are deemed to be outstanding for the purpose of computing the percentage of outstanding common stock owned by any person or group but are not deemed outstanding for the purpose of computing the percentage of common stock owned by any other person or group.

(3) Includes beneficial ownership of 2,100 shares held by Mr. Alford's wife.

(4) Includes beneficial ownership of 12,099 shares held by Mr. Bryant as a joint tenant with his wife.

(5) Includes 37,386 shares that are presently exercisable.

(6) Includes beneficial ownership of aggregate of 5,766 shares held by Ms. Clark's minor children.

(7) Includes beneficial ownership of 38,607 shares held in a revocable trust of which Mr. Daly and his wife are co-trustees.

(8) Includes 9,159 shares owned by Mr. Giles' wife and 25,536 shares held in a revocable trust of which Mr. Giles is beneficiary and trustee.

(9) Includes 400 shares owned by Mr. Pettyjohn's wife.

(10) Includes 29,001 shares that are presently exercisable and 144 shares owned by Mr. Scruggs' wife.

(11) Includes 10,571 shares that are presently exercisable.

(12) See notes 1 through 11.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officer Compensation

Each of Financial and the Bank's Compensation Committees reviews officer and employee compensation and employee benefit plans and makes recommendations to the boards concerning such matters. Each Committee's membership is determined by the Committee's respective board.

The Compensation Committees review and approve the goals of Financial and the Bank, as applicable, relevant to compensation, evaluate the performance of the President and Chief Executive Officer in light of these goals, and make a recommendation on the President and Chief Executive Officer's compensation, including equity or other compensation, to the respective full board of directors which determines the appropriate compensation for the following year.

Compensation of senior management is determined by the President and Chief Executive Officer with direction from the Compensation Committee staying within the targeted overall compensation budgeted by the Bank.

The compensation of senior management is a mix of i) base salary; ii) retirement, insurance, and health benefits; iii) perquisites and other benefits; iv) commissions on loan and investment sales for certain members of senior management; and v) for certain members of senior management, participation in a Salary Continuation Agreement. Formerly, members of senior management along with other employees participated in Financial's 1999 stock option plan which expired in 2009.

The primary objective of Financial's compensation programs is to provide competitive compensation to attract, retain and motivate qualified employees who will contribute to the long-term success of Financial. Compensation is designed to be competitive with the Bank's peers and to enhance long-term value to the Company's shareholders. In furtherance of this objective, the Compensation Committee regularly evaluates the compensation provided to the Bank's executive officers to ensure that it remains competitive in relation to the compensation paid to similarly situated executive officers at other financial institutions of comparable size and performance. In addition, Financial endeavors to ensure that the compensation provided to Financial's executive officers is internally equitable based upon the skill requirements and responsibilities associated with each executive position. Financial does not believe that the current compensation structure incents any employee to take undue risk.

Although neither Financial nor the Bank has adopted a bonus plan, the board of directors has the discretion to award bonuses to employees based on the individual and company performance.

The officers of Financial presently are serving without compensation from Financial. They are, however, compensated by the Bank for services rendered as officers of the Bank. The table below summarizes certain information with respect to compensation paid by the Bank to certain employees of the Bank who performed policy-making duties for Financial for services rendered in all respects for the fiscal year ended December 31, 2012.

Summary Compensation Table—2012

	Annual Compensation			Long Term Compensation		Total ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Awards Options/ SARS (#)(1)	All Other Compensation ($)	
Robert R. Chapman III (2)	2012	$240,000	$ 29,168	-	$ 62,068	$332,236
President of Financial and CEO and President of the Bank	2011	$240,000	$ -	-	$ 50,602	$290,602
J. Todd Scruggs (3)	2012	$200,202	$ 30,261	-	$ 30,998	$261,821
Secretary-Treasurer of Financial and EVP and CFO of the Bank	2011	$200,202	$ -	-	$ 25,685	225,887
Harry P. Umberger (4)	2012	$166,734	$ 18,450	-	$ 21,354	$206,538
EVP - SCO of the Bank	2011	$160,230	$ -	-	$ 16,695	$176,925

(1) The 1999 Stock Option Plan, as amended, expired in 2009.

(2) "All Other Compensation" consists entirely of matching contributions made under the Bank's 401(k) plan, life insurance premiums, and club dues, and $56,630 and $45,274 expensed by the Bank under Mr. Chapman's Salary Continuation Agreement in 2012 and 2011, respectively.

(3) "All Other Compensation" consists entirely of matching contributions made under the Bank's 401(k) plan, life insurance premiums, and club dues, and $25,585 and $20,454 expensed by the Bank under Mr. Scruggs' Salary Continuation Agreement in 2012 and 2011, respectively.

(4) "All Other Compensation" consists entirely of matching contributions made under the Bank's 401(k) plan, life insurance premiums, and $20,907 and $16,286 expensed by the Bank under Mr. Umberger's Salary Continuation Agreement in 2012 and 2011, respectively.

Stock Option Plan

The 1999 Stock Option Plan, as amended, expired in 2009.

Outstanding Equity Awards at Fiscal Year End

The following table provides information as of December 31, 2012 regarding Financial's stock based awards under Financial's stock option plan. The named executive officers have no other outstanding equity awards.

	Number of Securities Underlying Unexercised Options (#)(1)		Option Exercise Price Per Share ($) (1)	Option Expiration Date
Name and Date of Grant	Exercisable (#)	Unexercisable		
Robert R. Chapman III				
12/17/2003	17,295	-	7.73	12/17/2013
12/9/2004	7,862	-	9.55	12/9/2014
12/5/2005	12,229	-	11.45	12/5/2015
J. Todd Scruggs				
12/17/2003	11,530	-	7.73	12/17/2013
12/9/2004	5,242	-	9.55	12/9/2014
12/5/2005	12,229	-	11.45	12/5/2015
Harry P. Umberger				
12/17/2003	5,766	-	7.73	12/17/2013
12/9/2004	1,311	-	9.55	12/9/2014
12/5/2005	3,494	-	11.45	12/5/2015

(1) Share totals and exercise price have been adjusted to reflect all stock dividends declared by Financial.

Option Exercises During 2012

Name	**Number of Shares Acquired on Exercise (#) (1)**	**Value Realized on Exercise ($)**
Robert R. Chapman III	8,000	4,000

(1) Share totals and exercise price have been adjusted to reflect all stock dividends declared by Financial.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information concerning Financial's equity compensation plans at December 31, 2012. All figures have been adjusted to reflect the 10% stock dividend declared on May 18, 2010 and paid on July 23, 2010 as well as all prior stock dividends declared by Financial.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in First Column)
Equity compensation plans approved by shareholders - 1999 Stock Option Plan of Bank of the James Financial Group, Inc.	175,366	$ 9.66	
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	175,366	$ 9.66	

Executive Compensation Arrangements

Employment Agreements

None of our employees have employment agreements.

Salary Continuation Agreements

On August 6, 2008, the Bank entered into Salary Continuation Agreements with each of Robert R. Chapman III, President of the Bank, J. Todd Scruggs, Executive Vice President and Chief Financial Officer of the Bank, and Harry P. Umberger, Executive Vice President and Senior Credit Officer of the Bank. With the aid of a compensation consultant we determined the salary continuation agreement benefits by projecting the executive's final pay at retirement, assuming retirement at age 65. Certain other executive officers in addition to the named executive officers have also entered into salary continuation benefits.

The Salary Continuation Agreements provide each of the participating employees with supplemental benefits upon retirement, termination of employment, death, disability or a change of control of the Bank, in certain prescribed circumstances.

Robert R. Chapman III. Mr. Chapman's Salary Continuation Agreement provides for a lump sum payment of $1,662,382 (the "Benefit Level") payable within 90 days following the date on which he attains age 65 or the date of his death if he is employed by the Bank at the time of his death. If Mr. Chapman's employment terminates other than for cause, death, disability, or change of control prior to his reaching age 65, Mr. Chapman shall be paid a lump sum equal to the vested portion of the Account Value (as defined in the Salary Continuation Agreement) as of the plan year preceding such termination date. This amount is payable within 90 days following the date on which his employment terminates. If Mr. Chapman becomes disabled prior to his reaching age 65, he shall receive a lump sum payment equal to

100% of the Account Value as of the end of the plan year preceding his disability, with interest credited on such amount at an annual rate of 6% until Mr. Chapman reaches age 65. This amount shall be paid within 90 days following the date on which Mr. Chapman reaches age 65. If Mr. Chapman's employment with the Bank terminates within 24 months following a Change of Control (as defined in the Salary Continuation Agreement), Mr. Chapman shall be paid a lump sum equal to the vested portion of the Benefit Level. This payment shall be made within 90 days of the date on which Mr. Chapman's employment terminates.

J. Todd Scruggs. Mr. Scruggs' Salary Continuation Agreement provides for annual payments of $119,500 payable in equal monthly installments for 15 years beginning within 90 days following the date on which he attains age 65 or the date of his death if he is employed by the Bank at the time of his death. If Mr. Scruggs' employment terminates other than for cause, death, disability, or change of control prior to his reaching age 65, Mr. Scruggs shall be paid a lump sum equal to the vested portion of the Account Value (as defined in the Salary Continuation Agreement) as of the plan year preceding such termination date. This amount is payable within 90 days following the date on which his employment terminates. If Mr. Scruggs becomes disabled prior to his reaching age 65, he shall receive a lump sum payment equal to 100% of the Account Value as of the end of the plan year preceding his disability, with interest credited on such amount at an annual rate of 6% until Mr. Scruggs reaches age 65. This amount shall be paid within 90 days following the date on which Mr. Scruggs reaches age 65. If Mr. Scruggs' employment with the Bank terminates within 24 months following a Change of Control (as defined in the Salary Continuation Agreement), Mr. Scruggs shall be paid a lump sum equal to the vested portion of the Benefit Level (as defined in the Salary Continuation Agreement). This payment shall be made within 90 days from the date on which Mr. Scruggs' employment terminates.

Harry P. Umberger. Mr. Umberger's Salary Continuation Agreement provides for annual payments of $90,300 payable in equal monthly installments for 15 years beginning within 90 days following the date on which he attains age 65 or the date of his death if he is employed by the Bank at the time of his death. If Mr. Umberger's employment terminates other than for cause, death, disability, or change of control prior to his reaching age 65, Mr. Umberger shall receive an amount equal to the vested portion of the Account Value (as defined in the Salary Continuation Agreement) as of the plan year preceding such termination date in equal monthly installments for 15 years. These payments shall begin within 90 days following the date on which his employment terminates. If Mr. Umberger becomes disabled prior to his reaching age 65, he shall receive an amount equal to 100% of the Account Value as of the end of the plan year preceding his disability, with interest credited on such amount at an annual rate of 6% until Mr. Umberger reaches age 65 in equal monthly installments for 15 years. These payments shall begin within 90 days following the date on which Mr. Umberger reaches age 65. If Mr. Umberger's employment with the Bank terminates within 24 months following a Change of Control (as defined in the Salary Continuation Agreement), Mr. Umberger shall receive an amount equal to the vested portion of the Account Value in equal monthly installments for 15 years. These payments shall begin within 90 days from the date on which Mr. Umberger's employment terminates.

TRANSACTIONS WITH RELATED PARTIES

Loans and Extensions of Credit. Financial maintains written policies and procedures to strictly control all loans to insiders in accordance with Federal law (Regulation O). Insiders include any executive officer, director, or principal stockholder and entities which such persons control. Some of the directors and officers of Financial and the Bank are at present, as in the past, customers of the Bank, and the Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. These transactions do not involve more than the normal risk of collectibility or present other unfavorable features. At December 31, 2012 and 2011, the total outstanding loans to directors and officers and their related parties, including loans guaranteed by such persons, aggregated

$9,606,000 and $9,187,000, respectively (the December 31, 2011 balance has been adjusted to include loans made to persons who became executive officers during 2012). None of these loans or other extensions of credit are disclosed as nonaccrual, past due, restructured or potential problem loans.

Other Transactions. The Bank entered into a lease agreement in October 2003 pursuant to which it currently leases approximately 29,623 square feet of office space at 828 Main Street, Lynchburg, Virginia. The property is owned by Jamesview Investments, LLC, a Virginia limited liability company which is owned by our director, William C. Bryant III. The lease term commenced on August 1, 2004 and will expire on July 31, 2014, provided that the Bank has the option to exercise two five year renewal options. The lease payments totaled approximately $298,000 and $197,000 in 2012 and 2011, respectively.

On March 31, 2009, Financial issued $7,000,000 in unregistered debt securities (the "2009 Notes") to accredited investors in a private placement. The 2009 Notes bore interest at the rate of 6% per year with interest payable quarterly in arrears. The 2009 Notes matured on April 1, 2012 (the "2009 Notes Maturity Date"). On the 2009 Notes Maturity Date the principal and all accrued and unpaid interest was paid to the holders, including the related persons noted below. Three members of the board of directors and the spouse of one member of the board of directors purchased 2009 Notes in the following amounts: James F. Daly ($1,000,000); the wife of Donald M. Giles ($500,000); and Donna S. Clark ($100,000). As a result of these purchases, in addition to the foregoing principal payments, those related persons received interest payments in the year ended December 31, 2012 totaling $15,000, $7,500, $1,500 and $1,500, respectively. Each of the related parties above purchased the 2009 Notes on the same terms as all other purchasers of 2009 Notes.

During the second and third quarters of 2012, Financial issued $10,000,000 in unregistered debt securities (the "2012 Notes") to accredited investors in a private placement. The 2012 Notes bear interest at the rate of 6% per year with interest payable quarterly in arrears. Although Financial has the right to prepay the 2012 Notes in whole or in part or after April 1, 2013, no principal payments are due until the 2012 Notes mature on April 1, 2017 (the "2012 Notes Maturity Date"). On the 2012 Notes Maturity Date the principal and all accrued but unpaid interest on the 2012 Notes will be due and payable. The same three members of the board of directors (or their immediate family members) purchased an aggregate of approximately $2,250,000 of 2012 Notes. During 2012, these persons received interest payments totaling approximately $97,000. Each of the related parties above purchased the 2012 Notes on the same terms as all other purchasers of 2012 Notes.

Approval Process for Other Transactions. The disinterested members of the board of directors review all related party transactions for potential conflicts of interest. The board of directors must approve all related party transactions and such transactions must be on terms not less favorable to Financial or the Bank than those that prevail in arms-length transactions with third parties. Related party transactions are those involving Financial and the Bank which are required to be disclosed pursuant to SEC Regulation S-K, Item 404.

There are no legal proceedings to which any director, officer, principal shareholder or associate is a party that would be material and adverse to the Bank.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed the audited consolidated financial statements with management and with Yount, Hyde & Barbour, P.C. ("YHB"), the independent auditors for the year ended December 31, 2012. Management represented to the Audit Committee that Financial's financial statements were prepared in accordance with the standards of the Public Company Accounting Oversight Board (United States), and the Audit Committee has reviewed and discussed the financial statements with management and the independent auditors. The discussions with YHB also included the matters required by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Accounting Oversight Board in Rule 3200T.

YHB provided to the Audit Committee the written disclosures and the letter regarding its independence as required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Committee concerning independence, and discussed with the auditors the auditor's independence from the company and its management.

Based on the discussions with management and YHB, the Audit Committee's review of the representations of management and the report of YHB, the Audit Committee unanimously recommended to the board of directors that the audited financial statements be included in Financial's Annual Report on Form 10-K to be filed with the Securities and Exchange Commission for the year ended December 31, 2012.

Submitted by the Audit Committee of Financial's board of directors.

Donna S. Clark—Chair
Lewis C. Addison
James F. Daly
Julie P. Doyle
Augustus A. Petticolas, Jr.

INDEPENDENT PUBLIC ACCOUNTANT

Yount, Hyde & Barbour, P.C. ("YHB") served as independent auditors for Financial for 2012 and 2011. Representatives from YHB are expected to be present at the Meeting with the opportunity to make a statement and to answer any questions you may have.

YHB has advised Financial that neither it nor any of its members have any direct financial interest or material indirect financial interest in the securities of Financial or in connection with Financial and/or the Bank in the capacity of promoter, underwriter, voting trustee, director, officer or employee.

Fees Paid to Independent Auditors for 2012 and 2011 Fiscal Years

For the fiscal years ended December 31, 2012 and 2011, YHB audited the financial statements included in Financial's Annual Report on Form 10-K, reviewed Financial's quarterly reports on Form 10-Q, and provided certain tax services including tax compliance, tax advice, and tax planning.

The following table presents the aggregate fees paid or to be paid by Financial and the Bank for professional services rendered by YHB for the years 2012 and 2011:

	2012	2011
Audit Fees (1)	$ 64,625	$ 61,550
Audit Related Fees (2)	7,800	3,000
Tax Fees (3)	4,725	4,500
Total	$ 77,150	$ 69,050

(1) Audit fees consist of audit and review services and review of documents filed with the SEC.

(2) Audit-related fees consist of an employee benefit plan audit for 2012 and pre-approved consultation concerning financial accounting and reporting standards.

(3) Tax fees consist of preparation of federal and state income tax returns.

Audit Related Fees

The fees for audit related services in 2012 and 2011 were $7,800 and $3,000 respectively.

All Other Fees

Other than that set forth above, YHB did not bill Financial or the Bank for any other fees during either of the past two (2) years.

Audit Committee Pre-Approval Policies and Procedures

It is the policy of the Audit Committee that Financial's independent auditor may provide only those services that have been pre-approved by the Audit Committee. Unless a type of service to be provided by the independent auditor has received general pre-approval, it requires specific pre-approval by the Audit Committee. The term of any general pre-approval is 12 months from the date of pre-approval, unless the Audit Committee or a related engagement letter specifically provides for a different period. The Audit Committee will annually review and pre-approve the services that may be provided by the independent auditor without obtaining specific pre-approval. The Audit Committee pre-approved all services provided by YHB in 2012 and 2011.

Requests or applications to provide services that require specific approval by the Audit Committee must be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer, and must include a joint statement as to whether, in their view, the request or application is consistent with the Securities and Exchange Commission's rules on auditor independence.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based upon a review of beneficial ownership reporting Forms 3 and 4 furnished to Financial under Rule 16a-3(e) of the SEC, and upon appropriate written representations, we believe that all reports of initial and subsequent changes in beneficial ownership of Financial's securities as required pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), were filed with the Commission on a timely basis during 2012 by all persons who were directors or executive officers of Financial at any time during the year.

Required Vote

Directors are elected by a plurality of the votes of the shares represented in person or proxy at the Meeting. Thus, in the election of directors, those receiving the greatest number of votes will be elected even if they do not receive a majority. With regard to the election of directors set forth in Proposal One, the proxy being provided by the board enables a shareholder to vote for the election of the nominees proposed by the board, to withhold authority to vote for the nominees being proposed, or to vote for the election of certain nominees. Only shares that are voted in favor of a nominee will be counted toward that nominee's achievement of a plurality. Accordingly, abstentions and broker non-votes will have no impact on the outcome of the proposals.

The board of directors unanimously recommends that the shareholders vote "FOR" the nominees for election as directors of Bank of the James Financial Group, Inc.

PROPOSAL TWO - RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee of the board of Financial has appointed, subject to ratification by the shareholders, Yount, Hyde & Barbour, P.C., Winchester, Virginia ("YHB") as independent public accountants to audit the books of Financial for the fiscal year ending December 31, 2013.

The board requests that the shareholders ratify Financial's selection of YHB as independent public accountants to audit the books and accounts of Financial for the fiscal year ending December 31, 2013.

Required Vote

The affirmative vote of the holders of a majority of votes cast without regard to broker non-votes and proxies marked "abstain" at the Meeting is required to ratify the selection of Yount, Hyde & Barbour, P.C. as independent auditors for the year ending December 31, 2013.

The board of directors unanimously recommends a vote "FOR" the ratification of the appointment of Yount, Hyde & Barbour, P.C. as independent auditors for the fiscal year ending December 31, 2013.

PROPOSAL THREE - ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

The compensation of our Principal Executive Officer and our two other most highly compensated executive officers of our consolidated entity ("Named Executive Officers") is described in "PROPOSAL 1—ELECTION OF DIRECTORS—Executive Officer Compensation." Stockholders are urged to read the Executive Officer Compensation section of this Proxy Statement, which discusses our compensation policies and procedures with respect to our Named Executive Officers.

Stockholders will be asked at the annual meeting to provide their support with respect to the compensation of our Named Executive Officers by voting on the following advisory, non-binding resolution:

> RESOLVED, that the stockholders of Bank of the James Financial Group, Inc.'s approve the compensation of the Named Executive Officers as disclosed in this Proxy Statement.

This advisory vote, commonly referred to as a "say-on-pay" advisory vote, is non-binding on the Board of Directors. Although non-binding, the Board of Directors and the Compensation Committee value constructive dialogue on executive compensation and other important governance topics with our stockholders and encourage all stockholders to vote their shares on this matter. The Board of Directors and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding our executive compensation programs.

Required Vote

The affirmative vote of the holders of a majority of votes cast without regard to broker non-votes and proxies marked "abstain" at the Meeting is required to approve the advisory resolution to approve the compensation of the Named Executive Officers as set forth in the Proxy.

The Board of Directors unanimously recommends that you vote "FOR" approval of the non-binding resolution on executive compensation.

PROPOSAL FOUR - ADVISORY (NON-BINDING) VOTE ON FREQUENCY OF EXECUTIVE COMPENSATION VOTES

As further required by the the Securities Exchange Act of 1934, we are providing stockholders the opportunity to advise on how frequently we should include in our Proxy Statement a vote on our executive compensation similar to Proposal No. 3 of this Proxy Statement. We are required to hold this advisory vote on the frequency of the executive compensation proposal at least once every six years. Pursuant to Section 14A of the Exchange Act, we are also asking stockholders to vote on whether future "say-on-pay" advisory votes on executive compensation should occur every year, every two years or every three years.

After careful consideration, the Board of Directors recommends that future stockholder "say-on-pay" advisory votes on executive compensation be conducted every year. The determination was based upon the premise that Named Executive Officer compensation is evaluated, adjusted and approved on an annual basis by the Board of Directors upon a recommendation from the Compensation Committee, that there currently are no long term incentive plans that would be more appropriately evaluated less frequently, and the belief that regular input from our shareholders is a factor taken into consideration by the Compensation Committee in making its annual recommendation.

Although the Board of Directors recommends a "say-on-pay" vote every year, stockholders will be able to specify one of four choices for this proposal: one year, two years, three years or abstain. Stockholders are not voting to approve or disapprove the Board of Directors' recommendation.

Although this advisory vote regarding the frequency of "say-on-pay" votes is non-binding on the Board of Directors, the Board of Directors and the Compensation Committee will review the voting results and take them into consideration when deciding how often to conduct future "say-on-pay" stockholder advisory votes.

Required Vote

With regard to the advisory vote on the frequency of the non-binding resolution to approve the compensation of our named executive officers, the frequency (either every three years, every two years or every year) receiving the greatest number of votes will be the frequency that shareholders approve.

The Board of Directors unanimously recommends that you vote to have the shareholders vote on the non-binding vote on executive compensation occur every ONE YEAR.

DATE OF RECEIPT OF SHAREHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

All shareholder proposals intended to be presented at the 2014 Meeting of Shareholders must be received by Financial at its principal office for inclusion in Financial's proxy statement and form of proxy relating to that meeting no later than January 1, 2014. If such proposal complies with all the requirements of Rule 14a-8 of the Exchange Act, it will be included in the Proxy Statement and set forth in the proxy card issued for the next Meeting of Shareholders. It is urged that any such proposals be sent by certified mail, return receipt requested.

COMMUNICATIONS WITH MEMBERS OF THE BOARD

Shareholders may communicate with the board of directors by mailing written communications to the attention of J. Todd Scruggs, Secretary to the board of directors at the principal office of Financial at 828 Main St., Lynchburg, VA 24504. All such communications are reviewed by the Secretary to the board and submitted to the board of directors unless they are deemed non-substantive.

OTHER MATTERS THAT MAY COME BEFORE THE MEETING

The board of directors is not aware of any matters to be presented for action at the Meeting other than as set forth herein. However, if any other matters properly come before the Meeting, or any adjournment thereof, the person or persons voting the proxies will vote them in accordance with their best judgment.

WHERE YOU CAN FIND MORE INFORMATION INCLUDING ANNUAL REPORT AND FINANCIAL STATEMENTS

A copy of Financial's Annual Report on Form 10-K for the year ended December 31, 2012 has been furnished to the shareholders. Additional copies of the Message to Shareholders and copies of the Annual Report on Form 10-K may be obtained from Financial's website (www.bankofthejames.com) or by written request to J. Todd Scruggs, Secretary of the board of directors at 828 Main Street, Lynchburg, VA 24504.

Lynchburg, Virginia
April 8, 2013

BY ORDER OF THE BOARD OF DIRECTORS



J. Todd Scruggs, Secretary


Bank of The James
FINANCIAL GROUP, INC.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2012

BANK OF THE JAMES FINANCIAL GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)
Commission file number 001-35402

Virginia	**20-0500300**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
828 Main Street, Lynchburg, VA	**24504**
(Address of Principal Executive Offices)	(Zip Code)

(434) 846-2000
(Issuer's telephone number, including area code)
Securities registered under Section 12(b) of the Exchange Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, $2.14 par value	The NASDAQ Capital Markets

Securities registered under Section 12(g) of the Exchange Act: Common Stock, $2.14 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section13 or Section 15(d) of the Act.
☐ Yes ☑ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐

Non-accelerated filer ☐ Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).
☐ Yes ☑ No

The aggregate value of the voting common equity held by nonaffiliates as of June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $15,826,088 based on the price at which the common stock last sold on such day. This price reflects inter-dealer prices without retail mark up, mark down, or commissions, and may not represent actual transactions.

The number of shares outstanding of Common Stock, $2.14 par value as of March 19, 2013 was approximately 3,352,725.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the 2013 Proxy Statement for the Annual Meeting of Shareholders, scheduled to be held on May 21, 2013, are incorporated by reference into Part III of this Form 10-K

Table of Contents

PART I 1

Item 1. **Business** 1

Item 1A. **Risk Factors** 15

Item 1B. **Unresolved Staff Comments** 15

Item 2. **Properties** 15

Item 3. **Legal Proceedings** 17

Item 4. **Mine Safety Disclosure** 17

PART II 17

Item 5. **Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities** 17

Item 6. **Selected Financial Data** 19

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations** 19

Item 7A. **Quantitative and Qualitative Disclosure About Market Risk** 44

Item 8. **Financial Statements and Supplementary Data** 44

Item 9. **Changes in and Disagreements With Accountants on Accounting and Financial Disclosure** 100

Item 9A. **Controls and Procedures** 100

Item 9B. **Other Information** 100

PART III 100

Item 10. **Directors, Executive Officers and Corporate Governance** 100

Item 11. **Executive Compensation** 101

Item 12. **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters** 101

Item 13. **Certain Relationships and Related Transactions, and Director Independence** 101

Item 14. **Principal Accounting Fees and Services** 101

PART IV 101

Item 15. **Exhibits and Financial Statement Schedules** 101

SIGNATURES 103

PART I

Item 1. Business

General

Bank of the James Financial Group, Inc. ("Financial") is a bank holding company with its headquarters in Lynchburg, Virginia. Financial was incorporated at the direction of Bank of the James (the "Bank" or "Bank of the James") on October 3, 2003 to serve as a bank holding company of the Bank. Financial acquired all of the shares of the Bank in a statutory share exchange on a one-for-one basis on January 1, 2004.

The Bank is a Virginia banking corporation headquartered in Lynchburg, Virginia. The Bank was incorporated under the laws of the Commonwealth of Virginia as a state chartered bank in 1998 and began banking operations in July 1999. The Bank was organized to engage in general retail and commercial banking business.

The Bank was organized in part as a response to the loss of many of the Central Virginia, Region 2000 area's (as defined in below) local financial institutions through mergers with larger, non-local banks and bank holding companies. The organizers perceived that local customers who once relied on experienced personal attention were being forced to use 800 numbers, computerized menus, and persons in other localities who were not familiar with their needs.

The Bank opened for business on July 22, 1999 to fill this void left in the Region 2000 market. The Bank's organizers recognized that an opportunity existed to create a banking institution designed exclusively for a market that expected personalized service. The idea was to build a financial institution staffed with experienced professionals who would place a high value on knowing their customers and serving their distinctive banking needs. This remains our philosophy today.

Management believes that the key to the Bank's success lies in providing Bank customers with personalized service while providing products and services that meet their banking needs.

The Bank's principal office is located at 828 Main Street, Lynchburg, Virginia 24504 and its telephone number is (434) 846-2000. The Bank also maintains a website at www.bankofthejames.com.

Financial conducts two principal activities: (1) general retail and commercial banking through Bank of the James; (2) mortgage brokerage services through Bank of the James , a division of the Bank.

In addition, Financial provides securities brokerage services through BOTJ Investment, a division of the Bank and acts as an agent for insurance and annuity products through BOTJ Insurance, Inc., a wholly-owned subsidiary of the Bank. The operating results of these business operations have not had a material impact on our financial performance and are not considered principal activities of Financial at this time.

Prior to a restructuring in February 2010, Financial provided securities brokerage services through BOTJ Investment Group, Inc., a wholly-owned subsidiary of Financial. In February 2010, the Bank began providing these services and BOTJ Investment Group, Inc. currently is a non-operating subsidiary of Financial. The Bank, BOTJ Insurance, and BOTJ Investment Group, Inc. are our only subsidiaries and primary assets.

Products and Services

Retail and Commercial Banking

The Bank currently conducts business from nine full-service offices and one limited service office. Four of the full-service offices are located in Lynchburg, Virginia, one full-service location is located in Madison Heights, Virginia, one is located in the Town of Amherst, Virginia, one is located in Forest, Virginia, one is located in the City of Bedford, Virginia and one is located in the Town of Altavista, Virginia. The limited services branch is located in the Westminster-Canterbury facilities in Lynchburg. The Bank established a mortgage loan origination division that conducts business under the name "Bank of the James Mortgage, a Division of Bank of the James." The mortgage division conducts business primarily from the division's main office located in the Forest branch of the Bank and a seasonal office located in Moneta, Virginia. For a more detailed description of these facilities, see "Item 2. Properties" below.

Deposit Services. Deposits are a major source of our funding. The Bank offers a full range of deposit services that are typically available in most banks and other financial institutions including checking accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to the Bank's market area at rates competitive to those offered in the area. In addition, the Bank offers its customers Individual Retirement Accounts (IRAs) and Health Care Savings Accounts (HSAs). All deposit accounts are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to the maximum amount allowed by law (generally, $250,000 per depositor, subject to aggregation rules). The Bank solicits such accounts from individuals, businesses, associations and organizations, and governmental authorities.

Lending Services. The Bank offers a full range of short- to medium-term commercial and consumer loans. Our primary focus is on making loans to small businesses and consumers in the Region 2000 market area. In addition, we also provide a wide range of real estate finance services. Our primary lending activities are principally directed to our primary market area in the Region 2000 area. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education and personal investments. Additionally, the Bank originates fixed and floating-rate mortgage loans and real estate construction and acquisition loans. Where appropriate, the Bank attempts to limit interest rate risk through the use of variable interest rates and terms of less than five years.

In general, the Bank offers the following lending services:

- *Commercial Business Lending.* We make loans to small- and medium-sized businesses in Region 2000 for purposes such as purchases of equipment, facilities upgrades, inventory acquisition and various working capital purposes.
- *Real Estate Construction.* We make commercial and residential construction and development loans to customers in our market area.
- *Commercial Real Estate Mortgage.* We make loans to borrowers secured by commercial real estate. In underwriting these types of loans we consider the historic and projected future cash flows of the real estate.
- *Consumer.* We offer various types of secured and unsecured consumer loans, including personal loans, lines of credit, overdraft lines of credit, automobile loans, installment loans, demand loans, and home equity loans. We make consumer loans primarily for personal, family or household purposes.
- *Loan Participations.* We sell loan participations in the ordinary course of business when a loan originated by us exceeds our legal lending limit or we otherwise want to share risk with

another bank. We also purchase loan participations from time to time from other banks in the ordinary course of business, usually without recourse against that bank. Purchased loan participations are underwritten in accordance with our loan policy and represent a source of loan growth.

Other Banking Services. Other services offered by the Bank include safe deposit boxes, traveler's checks, direct deposit of payroll and social security checks, automatic drafts for various accounts, and credit card merchant services. The Bank also has become associated with a shared network of automated teller machines (ATMs) that may be used by Bank customers throughout Virginia, the United States, and internationally.

The Bank intends to introduce new products and services desired by the public and as permitted by the regulatory authorities. The Bank remains committed to meeting the challenges that require technology. The Bank provides its customers with access to the latest technological products, such as telephone banking and internet banking, including on-line bill pay. This service allows customers to handle routine transactions using a standard touch tone telephone and via the internet at the Bank's website. The Bank recently released an application that enables customers to transact banking business on smartphones and other mobile devices.

Mortgage Banking. The Bank, through Bank of the James Mortgage, a Division of Bank of the James (the "Mortgage Division") originates conforming and non-conforming home mortgages primarily in the Region 2000 area. As part of the Bank's overall risk management strategy, the loans originated and closed by the Mortgage Division are pre-sold to major mortgage banking or other financial institutions. Effective April 1, 2011, the Mortgage Division began funding these pre-sold loans. The loans are transferred promptly, typically within 2 to 3 business days, to the buyer for a pre-arranged price. Management believes that there is acceptable risk associated with this arrangement.

Other Activities

We provide brokerage and investment services through the Bank's Investment division ("Investment"). The Investment division provides securities brokerage services to Bank customers and others through an agreement with Infinex Financial Group, LLC ("Infinex"), a registered broker-dealer. Under our agreement, Infinex operates a service center at 615 Church Street, Lynchburg, Virginia. To date the operating results of the Investment division have not had a material impact on our financial performance.

We provide insurance and annuity products through BOTJ Insurance as an agent for national insurance companies. As of the date hereof, we offer the following insurance products: credit life, life insurance, fixed annuities, and disability insurance. We began providing these services in September 2008. Given the relatively short operating history of BOTJ Insurance, to date the operating results of BOTJ Insurance have not had a material impact on our financial performance.

Employees

As of March 15, 2013, we had approximately 120 full-time equivalent employees. None of our employees are represented by any collective bargaining agreements, and relations with employees are considered excellent. We maintain employee benefit programs that include health insurance, a flexible spending account, a health savings account, and a 401(k) plan.

Location and Market Area

The Bank's market area primarily consists of Region 2000, which encompasses the seven jurisdictions of the Town of Altavista, Amherst County, Appomattox County, the City of Bedford, Bedford County, Campbell County, and the City of Lynchburg. Region 2000 supports a diverse, well-rounded economy. U.S.

Routes 29, 60, 221, 460 and 501 and State Routes 24 and 40 all pass through the trade area and provide efficient access to other regions of the state. Regional airport service and rail service provide additional transportation channels.

Total population in the market area equals approximately 252,000. According to the U.S. Census, in 2010 the populations of the localities in the Region 2000 market area were approximately as follows: City of Lynchburg – 76,000; Amherst County – 32,000; Appomattox County – 15,000; Bedford County (including the City of Bedford) – 74,000; Campbell County (including the Town of Altavista) – 55,000. The area is serviced by one daily newspaper and a number of radio and television stations providing diverse media outlets. Median family income in Region 2000 has risen over the past ten years.

Region 2000 has a broad range of services, light industry, and manufacturing plants. Principal service, industrial, research and development employers include: BWX Technologies, Inc. (nuclear fuel); AREVA (nuclear services); Centra Health, Inc. (health care services); C.B. Fleet, Inc. (medical supplies); Genworth Financial (life insurance and other financial products); Frito-Lay, Inc. (snack foods); Griffin Pipe Products Co. (ductile iron pipe); R.R. Donnelley Printing Inc. (printed products); as well as six colleges including Randolph College, Sweet Briar College, Liberty University, and Lynchburg College.

Competition

Retail and Commercial Banking

The banking business is highly competitive. We compete with other commercial banks, savings institutions, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in the Region 2000 market area and elsewhere. Many of our nonbank competitors are not subject to the same extensive federal regulations that govern federally-insured banks and state regulations governing state chartered banks. As a result, such nonbank competitors may have certain advantages over the Bank in providing certain services.

Virginia law permits statewide branching by banks. Consequently, the Bank's market area is a highly competitive, highly branched banking market. Competition in the market area for loans to individuals, small businesses, and professional concerns, the Bank's target market, is keen, and pricing is important. Most of the Bank's competitors have substantially greater resources and lending limits than the Bank and offer certain services, such as extensive and established branch networks and trust services, that the Bank is not currently providing. Deposit competition is strong and comes from institutions in the market, U.S. Government securities, private issuers of debt obligations and suppliers of other investment alternatives for depositors, among other sources. As a result, the Bank has paid, and may in the future pay, above-market rates to attract deposits.

The adoption of legislation permitting nationwide interstate banking and branching and the use of financial holding companies may also increase competition in the Bank's market area. See "Supervision and Regulation of Financial" below.

Mortgage Banking

The Mortgage Division competes with large national and regional banks, credit unions, smaller regional mortgage lenders and small local mortgage brokers. Over the past five years, the industry has seen a consolidation in the number of competitors in the marketplace. However, the competition with regard to price has increased as the remaining participants struggle to achieve volume and profitability. The downturn in the housing markets related to declines in real estate values, increased payment defaults and foreclosures have had a dramatic effect on the secondary market. The guidelines surrounding agency business (i.e., loans sold to Fannie Mae and Freddie Mac) have become much more restrictive and the associated mortgage insurance for loans above 80 percent loan-to-value has continued to tighten. The jumbo markets have slowed considerably and pricing has increased dramatically for larger loans. These changes in the conventional market have caused a dramatic increase in government lending and state bond programs. The Mortgage Division competes by attracting the top sales people in the industry, providing an operational infrastructure that manages the guideline changes efficiently and effectively, offering a product menu that is both competitive in loan parameters as well as price, and providing consistently high quality customer service.

The Mortgage Division, like other residential mortgage originators and lenders, would be impacted by the inability of Fannie Mae, Freddie Mac, the FHA or the VA to purchase loans. Although the Mortgage Division sells loans to various intermediaries, the ability of these aggregators to purchase loans would be limited if these government-sponsored entities cease to exist or materially limit their purchases of mortgage loans.

SUPERVISION AND REGULATION

General

Both Financial, as a bank holding company, and the Bank are subject to extensive federal and state laws and regulations. These laws and regulations impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. The following briefly summarizes the more significant provisions of applicable federal and state laws, certain regulations and the potential impact of such provisions on Financial and the Bank. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed.

Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

Regulation of Financial

General. Financial is subject to the periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), including the filing with the Securities and Exchange Commission (the "SEC") of annual, quarterly and other reports on the financial condition and performance of the organization. Financial is directly affected by the corporate responsibility and accounting reform legislation signed into law on July 30, 2002, known as the Sarbanes-Oxley Act of 2002 (the "SOX Act"), and the related rules and regulations. The SOX Act includes provisions that, among other things, require that periodic reports containing financial statements that are filed with the SEC be accompanied by chief executive officer and chief financial officer certifications as to the accuracy and compliance with law, additional disclosure requirements and corporate governance and other related rules. Although we are not required to receive an opinion of our external auditors regarding our internal control over financial reporting under section 404 of the SOX Act because of our status as a smaller reporting company, our management's report on internal control over financial reporting is set forth in Item 8 and incorporated into Item 9A herein. Financial has expended considerable time and money in complying with the SOX Act and expects to continue to incur additional expenses in the future.

Bank Holding Company Act. As a bank holding company registered under the Bank Holding Company Act of 1956 (the "BHCA"), Financial is subject to regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Financial is required to file with the Federal Reserve Board an annual report and such other additional information as the Federal Reserve Board may require pursuant to the BHCA.

The Federal Reserve Board requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect its bank subsidiaries. Financial would be compelled by the Federal Reserve Board to invest additional capital in the event the Bank experiences either significant loan losses or rapid growth of loans or deposits.

The Federal Reserve Board has jurisdiction under the BHCA to approve any bank or non-bank acquisition, merger or consolidation proposed by a bank holding company. The BHCA, and other applicable laws and regulations, generally limit the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity that is so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

Since September 1995, the BHCA has permitted bank holding companies from any state to acquire banks and bank holding companies located in any other state, subject to certain conditions, including nationwide and state imposed concentration limits. Banks are also able to branch across state lines, provided certain conditions are met, including that applicable state laws expressly permit such interstate branching. Virginia has adopted legislation that permits branching across state lines, provided there is reciprocity with the state in which the out-of-state bank is based.

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Act (the "GLB Act") which was effective March 11, 2000, permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company by filing a declaration that the bank holding company wishes to become a financial holding company if each of its subsidiary banks (i) is well capitalized under regulatory prompt corrective action provisions, (ii) is well managed, and (iii) has at least a satisfactory rating under the Community Reinvestment Act ("CRA"). No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board.

The GLB Act defines "financial in nature" to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Board has determined to be closely related to banking. Subsidiary banks of a financial holding company must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial in nature subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory or better.

The GLB Act also imposes customer privacy requirements on financial institutions. Financial institutions generally are prohibited from disclosing customer information to non-affiliated third parties, unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions must disclose their specific privacy policies to their customers annually. Upon making such disclosure, there is no specific restriction on financial institutions disclosing customer information to affiliated parties. Financial institutions must comply with state law, however, if it protects customer privacy more fully than federal law.

The cumulative effect of the GLB Act and other recent bank legislation has caused us to strengthen our staff to handle the procedures required by this additional regulation. The increased staff and operational costs have impacted our profitability. Although the above laws may have a significant impact on the banking industry by promoting, among other things, competition, it is not possible for the management of the Bank to determine, with any degree of certainty, the impact of such laws on the Bank.

Mergers and Acquisitions. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 authorizes the Federal Reserve Board to permit adequately capitalized and adequately managed bank holding companies to acquire all or substantially all of the assets of an out-of-state bank or bank holding company, subject to certain conditions, including nationwide and state concentration limits. Banks also are able to branch across state lines, provided certain conditions are met, including that applicable state law must expressly permit such interstate branching. Virginia law permits branching across state lines, provided there is reciprocity with the state in which the out-of-state bank is based.

Limits on the Payment of Dividends. Financial is a legal entity, separate and distinct from the Bank. Financial currently does not have any significant sources of revenue other than cash dividends paid to it by its subsidiaries. Both Financial and the Bank are subject to laws and regulations that limit the payment of cash dividends, including requirements to maintain capital at or above regulatory minimums. As a bank that is a member of the Federal Reserve System ("state member bank"), the Bank must obtain prior written approval for any cash dividend if the total of all dividends declared in any calendar year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years.

Banking regulators have indicated that Virginia banking organizations should generally pay dividends only (1) from net undivided profits of the bank, after providing for all expenses, losses, interest and taxes accrued or due by the bank and (2) if the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. In addition, the FDIA prohibits insured depository institutions such as the Bank from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become undercapitalized as defined in the statute. In addition, the Federal Reserve is authorized to determine under certain circumstances relating to the financial condition of a bank that the payment of dividends would be an unsafe and unsound practice and to prohibit payment thereof. The payment of dividends that deplete a bank's capital base could be deemed to constitute such an unsafe and unsound banking practice. The Federal Reserve has indicated that banking organizations generally pay dividends only out of current operating earnings. In addition, under Virginia law, no dividend may be declared or paid out of a Virginia bank's paid-in capital. The Bank may be prohibited under Virginia law from the payment of dividends if the Virginia Bureau of Financial Institutions determines that a limitation of dividends is in the public interest and is necessary to ensure the Bank's financial soundness, and may also permit the payment of dividends not otherwise allowed by Virginia law.

The Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Reform Act") was signed into law. The Dodd-Frank Reform Act represents a significant overhaul of many aspects of the regulation of the financial services industry, although many of its provisions (e.g., the interchange and trust preferred capital limitations) apply to companies that are significantly larger than Financial. The Dodd-Frank Reform Act directs applicable regulatory authorities to promulgate regulations implementing its provisions, and its effect on Financial and on the financial services industry as a whole will be clarified as those regulations are issued. Major elements of the Dodd-Frank Reform Act include:

- The Dodd-Frank Reform Act changed the assessment base for federal deposit insurance from the amount of insured deposits to consolidated assets less tangible capital, eliminated the ceiling on the size of the DIF and increased the floor applicable to the size of the DIF. The Dodd-Frank Act also made permanent the $250,000 limit for federal deposit insurance and increased the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000 and provided unlimited federal deposit insurance until December 31, 2012 for non-interest bearing demand transaction accounts at all insured depository institutions.

- The Dodd-Frank Reform Act repealed the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.

- The Dodd-Frank Reform Act required new disclosure relating to executive compensation and corporate governance.

- The Dodd-Frank Reform Act implemented amendments to the Truth in Lending Act aimed at improving consumer protections with respect to mortgage originations, including originator compensation, minimum repayment standards, and prepayment considerations.

- The Dodd-Frank Reform Act established the Financial Stability Oversight Council, which will be responsible for identifying and monitoring systemic risks posed by financial firms, activities, and practices.

- The Dodd-Frank Reform Act amended the Electronic Fund Transfer Act (EFTA) to, among other things, require that debit card interchange fees must be reasonable and proportional to the actual cost incurred by the issuer with respect to the transaction. In June 2011, the Federal Reserve Board adopted regulations setting the maximum permissible interchange fee as the sum of 21 cents per transaction and 5 basis points multiplied by the value of the transaction, with an additional adjustment of up to one cent per transaction if the issuer implements additional fraud-prevention standards. Although issuers that have assets of less than $10 billion are exempt from the Federal Reserve Board's regulations that set maximum interchange fees, these regulations are expected to significantly affect the interchange fees that financial institutions with less than $10 billion in assets are able to collect.

- The Dodd-Frank Reform Act eliminated (over time) the inclusion of trust preferred securities as a permitted element of Tier 1 capital.

- The Dodd-Frank Reform Act created a special regime to allow for the orderly liquidation of systemically important financial companies, including the establishment of an orderly liquidation fund.

- The Dodd-Frank Reform Act requires the development of regulations to address derivatives markets, including clearing and exchange trading requirements and a framework for regulating derivatives-market participants.

- The Dodd-Frank Reform Act enhanced supervision of credit rating agencies through the Office of Credit Ratings within the SEC.

- The Dodd-Frank Reform Act increased the regulation of asset-backed securities, including a requirement that issuers of asset-backed securities retain at least 5% of the risk of the asset-backed securities.

- The Dodd-Frank Reform Act established a Bureau of Consumer Financial Protection, within the Federal Reserve, to serve as a dedicated consumer-protection regulatory body. The Consumer Financial Protection Bureau is responsible for implementing, examining and enforcing compliance with federal consumer financial laws for institutions with more than $10 billion of assets and, to a lesser extent, small institutions. As a smaller institution, most consumer protection aspects of the Dodd-Frank Act will continue to be overseen by the Federal Reserve.

Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years. As a result, it is difficult to anticipate the overall impact of the act on Financial. Financial continues to evaluate the potential impact of the Dodd-Frank Reform Act.

Economic Emergency Stabilization Act of 2008 In response to the financial crisis affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions, on October 3, 2008, the Emergency Economic Stabilization Act of 2008 (the "EESA") was signed into law. Through its authority under the EESA, the Treasury announced in October 2008 the Troubled Asset Relief Program—Capital Purchase Program (the "CPP") a program designed to bolster healthy institutions, like Financial, by making $250 billion of capital available to U.S. financial institutions in the form of preferred stock. Participants in the CPP are subject to executive compensation limits and are encouraged to expand their lending and mortgage loan modifications. Although Financial received preliminary approval from the United States Treasury to participate in the TARP Capital Purchase Program, Financial decided not to participate in the program.

Regardless of our lack of participation in certain programs, governmental intervention and new regulations under these programs could materially and adversely affect our business, financial condition and results of operation.

Incentive Compensation

In June 2010, the Federal Reserve, the Office of the Comptroller of the Currency (OCC) and the FDIC issued a comprehensive final guidance on incentive compensation intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as Financial, that are not "large, complex banking organizations." These reviews will be tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

The Dodd-Frank Act requires the SEC and the federal bank regulatory agencies to establish joint regulations or guidelines that require financial institutions with assets of at least $1 billion to disclose the structure of their incentive compensation practices and prohibit such institutions from maintaining compensation arrangements that encourage inappropriate risk-taking by providing excessive compensation or that could lead to material financial loss to the financial institution.

Regulation of the Bank

The Bank is a Virginia chartered commercial bank and a state member bank. The Bank's deposit accounts are insured by the Deposit Insurance Fund ("DIF") of the FDIC up to the maximum legal limits of the FDIC and it is subject to regulation, supervision and regular examination by the Virginia Bureau of Financial Institutions and the Federal Reserve. The regulations of these various agencies govern most aspects of the Bank's business, including required reserves against deposits, loans, investments, mergers and acquisitions, borrowings, dividends and location and number of branch offices. The laws and regulations governing the Bank generally have been promulgated to protect depositors and the deposit insurance funds, and not for the purpose of protecting shareholders.

General. As a state-chartered commercial bank, the Bank and its subsidiaries are subject to regulation, supervision and examination by the Federal Reserve and the Virginia State Corporation Commission's Bureau of Financial Institutions (the "Commission"). As such, the Bank is subject to various statutes and regulations administered by these agencies that govern, among other things, required reserves, investments, loans, lending limits, acquisitions of fixed assets, interest rates payable on deposits, transactions among affiliates and the Bank, the payment of dividends, mergers and consolidations, and establishment of branch offices.

The earnings of the Bank are affected by general economic conditions, management policies and the legislative and governmental actions of the various regulatory authorities, including those referred to above.

FDIC Insurance Premiums. The Bank has deposits that are insured by the Federal Deposit Insurance Corporation (FDIC). FDIC maintains a Deposit Insurance Fund ("DIF") that is funded by risk-based insurance premium assessments on insured depository institutions. Assessments are determined based upon several factors, including the level of regulatory capital and the results of regulatory examinations. FDIC may adjust assessments if the insured institution's risk profile changes or if the size of the DIF declines in relation to the total amount of insured deposits. In 2012, the Bank expensed $579,000 in FDIC assessments which was a material decrease from $661,000 in 2011. It is anticipated that assessments may increase in the future to offset demands on the DIF from banks that fail in the troubled economy. Such increases could adversely affect the Bank's profitability.

On October 3, 2008, the FDIC announced that deposits at FDIC-insured institutions would be insured up to at least $250,000. It was extended to December 31, 2013, and then permanently.

After giving primary regulators an opportunity to first take action, FDIC may initiate an enforcement action against any depository institution it determines is engaging in unsafe or unsound actions or which is in an unsound condition, and the FDIC may terminate that institution's deposit insurance.

Capital Requirements. Banks and bank holding companies are subject to various capital requirements administered by state and federal banking agencies. Capital adequacy guidelines involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors.

Under the risk-based capital requirements of these federal bank regulatory agencies, the Bank is required to maintain a minimum ratio of total capital to risk-weighted assets of at least 8.0 percent and a minimum ratio of Tier 1 capital to risk-weighted assets of at least 4.0 percent. At least half of the total capital must be Tier 1 capital, which includes common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles and other adjustments. The remainder may consist of Tier 2 capital, such as a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments), other qualifying preferred stock and a limited amount of the general loan loss allowance. The total risk-based capital ratio of the Bank as of December 31, 2012 and December 31, 2011 was 12.40% and 11.79%, respectively, exceeding the minimums required.

The regulatory agencies' risk-based capital guidelines are based upon the 1988 capital accord ("Basel I") of the internal Basel Committee on Bank Supervision ("Basel Committee"), a committee of central banks and bank supervisors/regulators from the major industrialized countries that develops broad policy guidelines, which each country's supervisors can use to determine the supervisory policies they apply to their home jurisdiction. In 2004, the Basel Committee proposed a new capital accord ("Basel II") to replace Basel I that provided approaches for setting capital standards for credit risk and capital requirements for operational risk and refining the existing capital requirements for market risk exposures. U.S. banking regulators published a final rule for Basel II implementation requiring banks with over $250 billion in consolidated total assets or on-balance sheet foreign exposure of $10 billion ("core banks") to adopt the advanced approaches of Basel II while allowing other banks to elect to "opt in." The regulatory agencies later issued a proposed rule for larger banks that would give banking organizations that do not use the advanced approaches the option to implement a new risk-based capital framework that would adopt the standardized approach of Basel II for credit risk, the basic indicator approach of Basel II for operational risk and related disclosure requirements. A definitive rule was not issued.

In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, now officially identified as "Basel III." If and when implemented by the U.S. banking agencies and fully phased-in, it would require bank holding companies and their bank subsidiaries to maintain substantially more capital than currently required, with a greater emphasis on common equity.

The Basel III capital framework, among other things introduces as a new capital measure, Common Equity Tier 1 ("CET1"), more commonly known in the United States as "Tier 1 Common," and defines CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital, and expands the scope of the adjustments as compared to existing regulations;

If fully phased in as currently proposed Basel III requires banks to maintain:

- a newly adopted international standard, a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7%); (ii) an additional "SIFI buffer" for those large institutions deemed to be systemically important, ranging from 1.0% to 2.5%, and up to 3.5% under certain conditions; (iii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation); (iv) a minimum ratio of Total (that is, Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation); and (v) as a newly adopted international standard, a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (as the average for each quarter of the month-end ratios for the quarter); and

- an additional "countercyclical capital buffer," generally to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk, that would be a CET1 add-on to the capital conservation buffer in the range of 0% to 2.5% when fully implemented.

The federal bank regulatory agencies issued joint proposed rules in June 2012 that would revise the risk-based capital requirement and the method for calculating risk-weighted assets to make them consistent with Basel III and provisions of the Dodd-Frank Act. The proposed rules would apply to all depository institutions and top-tier bank holding companies with assets of $500 million or more. Among other things, the proposed rules establish a new minimum common equity Tier 1 ratio (4.5% of risk-weighted assets) and a higher minimum Tier 1 risk-based capital requirement (6.0% of risk-weighted assets) and assigns higher risk weighting to exposures that are more than 90 days past due or are on nonaccrual status and certain commercial real estate facilities that finance the acquisition, development or construction of real property. The proposed rules also require unrealized gains and losses on certain securities holdings to be included in calculating capital ratios; limit capital distributions and certain discretionary bonus payments by financial institutions defined as systemically important, though not so deemed by the Basel Committee, unless an additional capital conservation buffer of 0% to 1.0% of risk-weighted assets is maintained. The proposed rules, including alternative requirements for smaller community financial institutions like the Company, would, when finalized, be phased in through 2019. The implementation of the Basel III framework was to commence January 1, 2013; however, due to the number of comment letters received by the federal banking agencies in response to the notice of proposed rulemaking, the initial implementation has been postponed indefinitely. Requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact the Bank's (and, if applicable, Financial's) net income and return on equity.

Transactions with Affiliates. The Bank is subject to the provisions of Section 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W of the Federal Reserve Bank which place limits on the amount of loans or extensions of credit to affiliates (as defined in the Federal Reserve Act), investments in or certain other transactions with affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The law and regulation limit the aggregate amount of transactions with any individual affiliate to ten percent (10%) of the capital and surplus of the Bank and also limit the aggregate amount of transactions with all affiliates to twenty percent (20%) of capital and surplus. Loans and certain other extensions of credit to affiliates are required to be secured by collateral in an amount and of a type described in the regulation, and the purchase of low quality assets from affiliates is generally prohibited. The law and Regulation W also, among other things, prohibit an institution from engaging in certain transactions with certain affiliates (as defined in the Federal Reserve Act) unless the transactions are on terms substantially the same, or at least as favorable to such institution and/or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated entities. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards that in good faith would be offered to or would apply to non-affiliated companies.

Loans to Insiders. The Bank is subject to the restrictions contained in Section 22(h) of the Federal Reserve Act and the Federal Reserve Board's Regulation O thereunder on loans to executive officers, directors and principal stockholders. Under Section 22(h), loans to a director, an executive officer or a greater-than-10% stockholder of a bank as well as certain affiliated interests of any of the foregoing may not exceed, together with all other outstanding loans to such person and affiliated interests, the loans-to-one-borrower limit applicable to national banks (generally 15% of the institution's unimpaired capital and surplus), and all loans to all such persons in the aggregate may not exceed the institution's unimpaired capital and unimpaired surplus. Regulation O also prohibits the making of loans in an amount greater than $25,000 or 5% of capital and surplus but in any event not over $500,000, to directors, executive officers and greater-than-10% stockholders of a bank, and their respective affiliates, unless such loans are approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. Furthermore, Regulation O requires that loans to directors, executive officers and principal stockholders of a bank be made on terms substantially the same as those that are offered in comparable transactions to unrelated third parties unless the loans are made pursuant to a benefit or compensation program that is widely available to all employees of the bank and does not give preference to insiders over other employees. Regulation O also prohibits a depository institution from paying overdrafts over $1,000 of any of its executive officers or directors unless they are paid pursuant to written pre-authorized extension of credit or transfer of funds plans.

All of the Bank's loans to its and the Company's executive officers, directors and greater-than-10% stockholders, and affiliated interests of such persons, comply with the requirements of Regulation W and Section 22(h) of the Federal Reserve Act and Regulation O.

Community Reinvestment Act. The Community Reinvestment Act ("CRA") requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency or the Office of Thrift Supervision shall evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. An institution's CRA activities are considered in, among other things, evaluating mergers, acquisitions and applications to open a branch or facility, as well as determining whether the institution will be permitted to exercise certain of the powers allowed by the GLB Act. The CRA also requires all institutions to make public disclosure of their CRA ratings. The Bank was last examined for CRA compliance in July 2008 and received a CRA rating of "satisfactory."

Safety and Soundness. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," all such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies. An insured depository institution which is less than adequately capitalized must adopt an acceptable capital restoration plan, is subject to increased regulatory oversight and is increasingly restricted in the scope of its permissible activities. As of December 31, 2012, the Bank was considered "well capitalized."

Regulatory Enforcement Authority. Applicable banking laws include substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions, including the filing of misleading or untimely reports with regulatory authorities, may provide the basis for enforcement action.

Bank Secrecy Act (BSA). Under the Bank Secrecy Act, a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report cash transactions involving more than $10,000 to the Treasury. In addition, financial institutions are required to file suspicious activity reports for transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect, involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose.

USA Patriot Act. The USA Patriot Act became effective on October 26, 2001 and provides for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering. Among other provisions, the USA Patriot Act permits financial institutions, upon providing notice to the United States Treasury, to share information with one another in order to better identify and report to the federal government concerning activities that may involve money laundering or terrorist activities. The USA Patriot Act is considered a significant banking law in terms of information disclosure regarding certain customer transactions. Although it does create a reporting obligation, the Bank does not expect the USA Patriot Act to materially affect its products, services or other business activities.

Reporting Terrorist Activities. The Federal Bureau of Investigation ("FBI") has sent, and will send, our banking regulatory agencies lists of the names of persons suspected of involvement in the September 11, 2001, terrorist attacks on New York City and Washington, DC. The Bank has been asked, and may be asked again, to search its records for any relationships or transactions with persons on those lists. If the Bank finds any relationships or transactions, it must file a suspicious activity report and contact the FBI. The Office of Foreign Assets Control ("OFAC"), which is a division of the Department of the Treasury is responsible for helping to ensure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the FBI. The Bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The Bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The Bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Mortgage Banking Regulation. The Bank's Mortgage division is subject to the rules and regulations by the Department of Housing and Urban Development ("HUD"), the Federal Housing Administration (the "FHA"), the Department of Veteran Affairs and state regulatory authorities with respect to originating, processing, servicing and selling mortgage loans. Those rules and regulations, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers and, in some cases, restrict certain loan features, and fix maximum interest rates and fees. In addition to other federal laws, mortgage origination activities are subject to the Equal Credit Opportunity Act, Truth-in-Lending Act, Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, and the Home Ownership Equity Protection Act, and the regulations promulgated thereunder. These laws prohibit discrimination, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level.

Check Clearing for the 21st Century Act (Check 21). Check 21 gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. The major provisions of Check 21 include: allowing check truncation without making it mandatory; demanding that every financial institution communicate to account holders in writing a description of its substitute check processing program and their rights under the law; legalizing substitutions for and replacements of paper checks without agreement from consumers; retaining in place the previously-mandated electronic collection and return of checks between financial institutions only when individual agreements are in place; requiring that when account holders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and requiring recrediting of funds to an individual's account on the next business day after a consumer proves that the financial institution has erred. This legislation has not significantly increased our capital spending.

Effect of Governmental Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Future Regulatory Uncertainty

Legislative and regulatory proposals regarding changes in banking, and the regulation of banks, federal savings institutions, and other financial institutions and bank and bank holding company powers are being considered by the executive branch of the federal government, Congress and various state governments. Certain of these proposals, if adopted, could significantly change the regulation or operations of banks and the financial services industry. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation's financial institutions.

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. The current economic environment has required a greater degree of coordination and overlap of the duties and responsibilities of the U.S. Treasury, federal and state banking regulators and the FDIC. We fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Item 1A. Risk Factors – Not applicable.

Item 1B. Unresolved Staff Comments – Not applicable.

Item 2. Properties

Current Locations and Property

As of December 31, 2012, the Bank conducted its banking business from ten locations, its mortgage origination services business primarily from two locations, and its investment and insurance services business primarily from one location.

Depending on such factors as cost, availability, and location, we may either lease or purchase our facilities. The existing facilities that we have purchased typically have been former branches of other financial institutions. We own 6 of our locations and lease 5 of our locations. The following table describes the location and general character of our facilities:

Address	Type of Facility	Year Opened	Owned/Leased
5204 Fort Avenue Lynchburg, Virginia	Full service branch with drive thru and ATM	2000	Owned
4698 South Amherst Highway Madison Heights, Virginia	Full service branch with drive thru and ATM	2002	Owned
17000 Forest Road Forest, Virginia	Full service branch with drive thru and ATM Headquarters for Mortgage Division	2005	Owned
164 South Main Street Amherst, Virginia	Full service branch with drive thru and ATM	2007	Owned
1405 Ole Dominion Blvd. Bedford, Virginia	Full service branch with drive thru and ATM	2008	Owned
1110 Main Street Altavista, Virginia	Full service branch with drive thru and ATM	2009	Owned
828 Main Street Lynchburg, Virginia	Corporate Headquarters; Full service branch with ATM	2004	Leased (1)

615 Church Street Lynchburg, Virginia	Full service branch with drive thru and ATM Headquarters for Investment and Insurance Divisions	1999	Leased (2)
4935 Boonsboro Road, Suites C and D Lynchburg, Virginia	Full service branch with drive thru and ATM	2006	Leased (3)
1152 Hendricks Store Rd. Moneta, Virginia	Mortgage banking office	2005	Leased (4)
501 VES Road Lynchburg, Virginia	Limited service branch	2010	Leased (5)

(1) Base lease expires July 31, 2014. We have one or more renewal options that we may exercise at our discretion subject to the terms and conditions outlined in the lease. The Bank leases this property from Jamesview Investment, LLC, which is wholly-owned by William C. Bryant III, a member of the Board of Directors of both Financial and the Bank.

(2) Base lease expires July 31, 2019. We have one or more renewal options that we may exercise at our discretion subject to the terms and conditions outlined in the lease.

(3) The current term expires on December 31, 2015. The Bank has one renewal option to extend the lease for an additional five year period that we may exercise at our discretion subject to the terms and conditions outlined in the lease."

(4) Base lease expires September 30, 2013. We have one or more renewal options that we may exercise at our discretion subject to the terms and conditions outlined in the lease.

(5) Base lease expires May 31, 2015.

We believe that each of these operating facilities is maintained in good operating condition and is suitable for our operational needs.

In addition, the Bank may evaluate the feasibility of entering into sale/leaseback agreements for certain branches.

Interest in Additional Properties

As discussed in "Management's Discussion and Analysis—Expansion Plans" in addition to the facilities set forth above, the Bank owns the following properties which are being held for possible expansion:

- real property located in the Timberlake Road area of Campbell County (Lynchburg), Virginia. The Timberlake property is not suitable for its intended use as a branch bank. Management anticipates that it will be necessary to raze the current structures and replace it with appropriate new construction.

- real property located at 5 Village Highway (near the intersection of Routes 501 and 24) in Rustburg, Virginia. The structure on the property has been demolished and removed. The Bank does not anticipate opening a branch at this location prior until 2014.

The Bank is considering whether to open a retail branch in the Hendricks Store Road, Moneta, Virginia location.

Management of the Bank continues to look for and evaluate additional locations for future branch growth and will consider opening an additional branch in the next 18 months if a suitable location is available on acceptable terms. The opening of all additional branches is contingent upon the receipt of regulatory approval.

We will use the internet, consistent with applicable regulatory guidelines, to augment our growth plans. We currently offer online account access, bill payment, and account management functions through our website. The Bank recently released an application that enables customers to transact banking business on smartphones and other mobile devices.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which the Company is a party or to which the property of the Company is subject.

Item 4. Mine Safety Disclosure -- Not applicable.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities

Market Prices and Dividends

As of January 25, 2012, the Common Stock of Financial is traded on the NASDAQ Capital Market LLC (NASDAQ) under the symbol "BOTJ." Prior to this time, the Common Stock of Financial was quoted on the Over the Counter Bulletin Board (OTCBB) under the symbol "BOJF ("BOJF.OB" on some systems) and transactions generally involved a small number of shares. The following table sets forth the quarterly high and low bid prices for each quarter in fiscal 2012 and 2011 for Financial and was obtained from Bloomberg. Management believes this source to be accurate.

	Market Prices and Dividends		
	Bid Price ($)		
	High	Low	Dividends ($)
Fiscal 2012			
Fourth Quarter	6.26	5.15	0.00
Third Quarter	5.75	5.15	0.00
Second Quarter	5.60	5.31	0.00
First Quarter	5.87	4.40	0.00
Fiscal 2011			
Fourth Quarter	5.00	3.75	0.00
Third Quarter	5.50	3.75	0.00
Second Quarter	6.25	4.80	0.00
First Quarter	6.65	5.20	0.00

The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of March 18, 2013 (the most recent date available), the Common Stock traded for $7.32 per share. As of March 18, 2013, there were approximately 3,352,725 shares of Common Stock outstanding, which shares are held by approximately 1,860 active shareholders of record. Neither Financial nor the Bank prior to the formation of Financial has declared or paid a cash dividend on its Common Stock.

Dividend Policy

The Company's future dividend policy is subject to the discretion of its Board of Directors and will depend upon a number of factors, including future earnings, financial condition, liquidity and capital requirements of both the Company and the Bank, applicable governmental regulations and policies and other factors deemed relevant by its Board of Directors.

The Company is organized under the Virginia Stock Corporation Act, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

The Company is a legal entity separate and distinct from its subsidiaries. Its ability to distribute cash dividends will depend primarily on the ability of the Bank to pay dividends to it, and the Bank is subject to laws and regulations that limit the amount of dividends that it can pay. As a state member bank, the Bank is subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. For a discussion of these restrictions, see "Supervision and Regulation of Financial – Limits on the Payment of Dividends."

Cash dividends are not planned at this time. Financial intends to follow a policy of keeping retained earnings, if any, for the purpose of increasing net worth and reserves of the Bank during its initial years of operation in order to promote the Bank's growth and ability to compete in its market area. As a result, Financial does not anticipate paying a cash dividend on its Common Stock in 2013.

Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes information concerning Financial's equity compensation plans at December 31, 2012. All figures have been adjusted to reflect the 10% stock dividend declared on May 18, 2010 and paid on July 23, 2010 as well as all prior stock dividends declared by Financial. All outstanding stock options have been issued under plans approved by shareholders.

Plan Category	Number of Shares to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Shares Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Shares Reflected in First Column)
Equity compensation plans approved by shareholders - 1999 Stock Option Plan of Bank of the James Financial Group, Inc.	175,366	$ 9.66	0
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	175,366	$ 9.66	

Recent Sales of Unregistered Equity Securities

None.

Item 6. Selected Financial Data -- Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist readers in understanding and evaluating our financial condition and results of operations. You should read this discussion in conjunction with our financial statements and accompanying notes included elsewhere in this report. Because Bank of the James Financial Group, Inc. ("Financial") has no material operations and conducts no business other than the ownership of its operating subsidiary, Bank of the James (and its divisions and subsidiary), the discussion primarily concerns the business of the Bank. However, for ease of reading and because our financial statements are presented on a consolidated basis, references to "we," "us," or "our" refer to Financial, Bank of the James, and their divisions and subsidiaries as appropriate. The comparison of operating results for Financial between the years ended December 31, 2012 and 2011 should be read in the context of both the size and the relatively short operating history of the Bank.

Cautionary Statement Regarding Forward-Looking Statements

This report contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The words "believe," "estimate," "expect," "intend," "anticipate," "plan" and similar expressions and variations thereof identify certain of such forward-looking statements which speak only as of the dates on which they were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those indicated in the forward-looking statements as a result of various factors. Factors that could cause actual results to differ from the results discussed in the forward-looking statements include, but are not limited to: economic conditions (both generally and more specifically in the markets in which we operate); competition for our customers from other providers of financial services; government legislation and regulation relating to the banking industry (which changes from time to time and over which we have no control) including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act; changes in the value of real estate securing loans made by the Bank; changes in interest rates; and material unforeseen changes in the liquidity, results of operations, or financial condition of our customers. Other risks, uncertainties and factors could cause our actual results to differ materially from those projected in any forward-looking statements we make.

Overview

Financial is a bank holding company headquartered in Lynchburg, Virginia. Our primary business is retail banking which we conduct through our wholly-owned subsidiary, Bank of the James (which we refer to as the "Bank"). We conduct three other business activities, mortgage banking through the Bank's Mortgage division (which we refer to as "Mortgage"), investment services through the Bank's Investment division (which we refer to as "Investment"), and insurance activities through BOTJ Insurance, Inc., a subsidiary of the Bank, (which we refer to as "Insurance").

The Bank is a Virginia banking corporation headquartered in Lynchburg, Virginia. The Bank was incorporated under the laws of the Commonwealth of Virginia as a state chartered bank in 1998 and began banking operations in July 1999. In 2001 we began offering mortgage services through the Bank's Mortgage Division. We began providing securities brokerage services to the public in April 2006 through Financial's BOTJ Investment Group, Inc. subsidiary. Following a restructuring, we now provide the securities brokerage services through Investment. Investment conducts its business primarily from one office located in the City of Lynchburg. We began offering insurance and annuity products in September 2008. Insurance currently operates out of the same location as Investment.

Although we intend to increase other sources of revenue, our operating results depend primarily upon the Bank's net interest income, which is determined by the difference between (i) interest and dividend income on earning assets, which consist primarily of loans, investment securities and other investments, and (ii) interest expense on interest-bearing liabilities, which consist principally of deposits and other borrowings. The Bank's net income also is affected by its provision for loan losses, as well as the level of its noninterest income, including loan fees and service charges, and its noninterest expenses, including salaries and employee benefits, occupancy expense, data processing expenses, miscellaneous other expenses, franchise taxes, and income taxes.

As discussed in more detail below,

- For the year ended December 31, 2012, Financial had net income of $2,132,000, an increase of $1,532,000 from net income of $600,000, from the year ended December 31, 2011;
- For the year ended December 31, 2012, the income per basic and diluted share was $0.64, as compared income of $0.18 per basic and diluted share for the year ended December 31, 2011;
- Net interest income increased to $15,737,000 for the current year from $15,327,000 for the year ended December 31, 2011;
- Noninterest income (exclusive of gains and losses on sales of securities) increased to $2,944,000 for the year ended December 31, 2012 from $2,498,000 for the year ended December 31, 2011;
- Total assets as of December 31, 2012 were $441,381,000 compared to $427,436,000 at the end of 2011, an increase of $13,945,000 or 3.26%;
- Loans (excluding loans held for sale), net of unearned income and loan loss provision, increased to $319,922,000 as of December 31, 2012 from $318,754,000 as of the end of December 31, 2011, an increase of 0.37%; and
- The net interest margin increased 14 basis points to 4.03% for 2012, compared to 3.89% for 2011.

The following table sets forth selected financial ratios:

	For the Year Ended December 31,		
	2012	2011	2010
Return on average equity	7.76%	2.25%	7.27%
Return on average assets	0.50%	0.14%	0.44%
Dividend payout %	0.00%	0.00%	0.00%
Average equity to total average assets	6.39%	6.24%	6.01%

Effect of Economic Trends

The year ended December 31, 2012 continued to reflect the turbulent economic conditions and continued weakness in the financial markets which have negatively impacted the liquidity and credit quality of financial institutions in the United States. Although the banking industry began to see some improvements regarding credit quality, concerns regarding credit losses from the weak economy continued to be a concern. Nationally, financial institutions have seen significant declines in the value of collateral for real estate loans and heightened credit losses. These declines have resulted in continued high levels of nonperforming assets, charge-offs and foreclosures.

Although management cannot be certain, it expects difficult economic conditions to persist in 2013. Financial institutions likely will continue to experience some credit losses and levels of nonperforming assets, charge-offs and foreclosures that are higher than historical averages. In light of these conditions, financial institutions also face heightened levels of scrutiny from federal and state regulators. Financial institutions experienced, and are expected to continue to experience, pressure on credit costs, loan yields, deposit and other borrowing costs, liquidity, and capital.

A variety and wide scope of economic factors affect Financial's success and earnings. Although interest rate trends are one of the most important of these factors, Financial believes that interest rates cannot be predicted with a reasonable level of confidence and therefore does not attempt to do so with complicated economic models. Management believes that the best defense against wide swings in interest rate levels is to minimize vulnerability at all potential interest rate levels. Rather than concentrate on any one interest rate scenario, Financial prepares for the opposite as well, in order to safeguard margins against the unexpected.

The downward trend in short term interest rates beginning in the last quarter of 2007 was due to the actions of the Federal Open Market Committee ("FOMC") resulting from a deteriorating economy. The federal funds target rate set by the Federal Reserve has remained at 0.00% to 0.25% since December 2008, following a decline from 4.25% in December 2007 through a series of rate reductions. As liquidity increased as a result of open market operations and other government actions, longer-term interest rates decreased and the yield curve remains positively sloped. Although it cannot be certain, as discussed below under "Results of Operations—Net Interest Income" management believes that short term interest rates will remain stable for the foreseeable future. An increase in long-term interest rates likely would have an adverse impact on the Mortgage Division, primarily due to reduced refinancing opportunities.

Stock Dividends

On May 19, 2010, Financial declared a 10% stock dividend, which was paid on July 23, 2010 to shareholders of record on June 21, 2010. Except as otherwise described in this report, all share amounts and dollar amounts per share in this report with regard to the common stock have been adjusted to reflect these and all prior stock dividends.

Critical Accounting Policies

Financial's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The financial information contained within our statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Bank uses historical loss factors as one factor in determining the inherent loss that may be present in the loan portfolio. Actual losses could differ significantly from the historical factors that the Bank uses in estimating risk. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of

Financial's transactions would be the same, the timing of events that would impact the transactions could change.

The allowance for loan losses is management's estimate of the losses that may be sustained in our loan portfolio. The allowance is based on two basic principles of accounting: (i) ASC 450, Contingencies, which requires that losses be accrued when they are probable of occurring and are reasonably estimable and (ii) ASC 310, Impairment of a Loan, which requires that losses on impaired loans be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 – "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Interagency Policy Statement on the Allowance for Loan and Lease Losses" (the "FFIEC Policy Statement").

Because Financial has a relatively short operating history, historical trends alone do not provide sufficient information to judge the adequacy of the allowance for loan losses. Therefore, management considers industry trends, peer comparisons, as well as individual classified impaired loans, in addition to historical experience to evaluate the allowance for loan losses. Our method for determining the allowance for loan losses is discussed more fully under "Asset Quality" below.

RESULTS OF OPERATIONS

December 31, 2012 compared to year ended December 31, 2011

Net Income

The net income for Financial for the year ended December 31, 2012 was $2,132,000 or $0.64 per basic and diluted share compared with net income of $600,000 or $0.18 per basic and diluted share for the year ended December 31, 2011. Note 13 of the Audited Financial Statements provides additional information with respect to the calculation of Financial's earnings per share.

The increase of $1,532,000 in 2012 net income compared to 2011 was due in large part the following: i) a significant decrease in provisions for loan losses in 2012 as compared to 2011; ii) a slight increase in net interest income; and iii) a significant decrease in the loss on sale of other real estate owned. The increase was partially offset by a decrease in non-interest income and an increase in non-interest expense. As discussed in more detail below, we charged off $2,599,000 in nonperforming loans during the year ended December 31, 2012 as compared with $4,716,000 in 2011. The amount of the provision to the loan loss reserve was $2,289,000 in the year ended December 31, 2012 as compared to $4,807,000 in 2011.

These operating results represent a return on average shareholders' equity of 7.76% for the year ended December 31, 2012 compared to 2.25% for the year ended December 31, 2011. The return on average assets for the year ended December 31, 2012 was 0.50% compared to 0.14% in 2011.

Net Interest Income

The fundamental source of Financial's earnings, net interest income, is defined as the difference between income on earning assets and the cost of funds supporting those assets. The significant categories of earning assets are loans, federal funds sold, and investment securities, while deposits, fed funds purchased, and other borrowings represent interest-bearing liabilities. The level of net interest income is impacted primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates when compared to previous periods of operation.

Interest income decreased to $18,753,000 for the year ended December 31, 2012 from $19,519,000 for the year ended December 31, 2011. This decrease was due to a decrease in the yields on average earning assets which primarily consist of loans and investment securities, as discussed below.

Interest expense decreased, as discussed more fully below.

Net interest income for 2012 increased slightly $410,000 to $15,737,000 or 2.68% from net interest income of $15,327,000 in 2011. The growth in net interest income was due in large part to a decrease in our interest expense of $1,176,000 from $4,192,000 for the year ended December 31, 2011 to $3,016,000 for the year ended December 31, 2012. This decrease in interest expense was primarily due to reductions in the interest rate paid on time deposits and savings accounts, specifically savings accounts. The average interest rate paid on time deposits decreased by 36 basis points during 2012 as compared to 2011.

The net interest margin increased to 4.03% in 2012 from 3.89% in 2011. The average rate on earning assets decreased 15 basis points from 4.95% in 2011 to 4.80% in 2012 and the average rate on interest-bearing liabilities decreased from 1.20% in 2011 to 0.88% in 2012. Although management cannot predict with certainty future interest rate decisions by the FOMC, statements from the Federal Reserve Board indicate that interest rates will remain low at least as long as the unemployment rate remains above 6-1/2 percent, inflation (between one and two years ahead) is projected to be no more than half a percentage point above the Committee's 2 percent longer-run goal, and longer-term inflation expectations continue to be well anchored.

The following table shows the average balances of total interest earning assets and total interest bearing liabilities for the periods indicated, showing the average distribution of assets, liabilities, stockholders' equity and related revenue, expense and corresponding weighted average yields and rates. The average balances used in this table and other statistical data were calculated using average daily balances.

Net Interest Margin Analysis
Average Balance Sheets
For the Year Ended December 31, 2012 and 2011
(dollars in thousands)

	2012			2011		
	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance Sheet	Interest Income/ Expense	Average Rates Earned/ Paid
ASSETS						
Loans, including fees (1) (2)	$322,989	$16,956	5.25%	$324,456	$17,559	5.42%
Loans AFS	1,109	42	3.79%	409	13	3.18%
Federal funds sold	9,515	25	0.26%	9,310	23	0.25%
Securities (3)	57,353	1,783	3.11%	58,516	1,872	3.20%
Federal agency equities	1,773	60	3.38%	1,976	52	2.63%
CBB equity	116	-	0.00%	116	-	0.00%
Total earning assets	392,855	18,866	4.80%	394,374	19,519	4.95%
Allowance for loan losses	(5,791)			(5,169)		
Non-earning assets	43,279			38,308		
Total assets	$430,343			$427,513		
LIABILITIES AND STOCKHOLDERS' EQUITY						
Deposits						
Demand interest bearing	$ 81,448	$235	0.29%	$63,666	$346	0.54%
Savings	150,850	473	0.31%	175,866	1,329	0.76%
Time deposits	92,370	1,539	1.67%	84,822	1,725	2.03%
Total interest bearing deposits	324,668	2,247	0.69%	324,354	3,400	1.05%
Other borrowed funds						
Fed funds purchased	-	-	0.00%	10	-	0.00%
Repurchase agreements	1,638	15	0.92%	8,383	75	0.89%
Other borrowings	7,036	218	3.10%	10,000	297	2.97%
Capital notes	8,950	537	6.00%	7,000	420	6.00%
Total interest-bearing liabilities	342,292	3,017	0.88%	349,747	4,192	1.20%
Noninterest bearing deposits	60,134			50,784		
Other liabilities	443			325		
Total liabilities	402,869			400,856		
Stockholders' equity	27,474			26,657		
Total liabilities and Stockholders' equity	$430,343			$427,513		
Net interest earnings		$15,849			$15,327	
Net interest margin			4.03%			3.89%
Interest spread			3.92%			3.75%

(1) Net deferred loan fees and costs are included in interest income.

(2) Nonperforming loans are included in the average balances. However, interest income and yields calculated do not reflect any accrued interest associated with nonaccrual loans.

(3) The interest income and yields calculated on securities have been tax affected to reflect any tax exempt interest on municipal securities.

Interest income and expenses are affected by fluctuations in interest rates, by changes in the volume of earning assets and interest bearing liabilities, and by the interaction of rate and volume factors. The following table shows the direct causes of the year-to-year changes in components of net interest income on a taxable equivalent basis.

Volume and Rate
(dollars in thousands)
Years Ending December 31,

	2012			2011		
	Volume Effect	**Rate Effect**	**Change in Income/ Expense**	**Volume Effect**	**Rate Effect**	**Change in Income/ Expense**
Loans	$ (20)	$ (554)	$ (574)	$(1,180)	$ (958)	$ (2,138)
Federal funds sold	1	1	2	-	(1)	(1)
Securities	(37)	(52)	(89)	91	(27)	64
Restricted stock	(4)	12	8	(13)	18	5
Total earning assets	(60)	(593)	(653)	(1,101)	(969)	(2,070)
Liabilities:						
Demand interest bearing	169	(280)	(111)	(566)	358	(208)
Savings	(166)	(690)	(856)	(67)	(1,355)	(1,422)
Time deposits	187	(373)	(186)	13	(509)	(496)
Fed funds purchased	-	-	-	1	(3)	(2)
Capital notes	117	-	117	-	-	-
FHLB borrowings	(93)	14	(79)	(48)	21	(27)
Repurchase agreements	(63)	3	(60)	(9)	(32)	(41)
Total interest-bearing liabilities	$ 151	$(1,326)	$(1,175)	$ (678)	$(1,518)	$ (2,196)
Change in net interest income	$ (211)	$ 733	$ 522	$ (424)	$ 550	$ 126

Noninterest Income of Financial

Noninterest income has been and will continue to be an important factor for increasing our profitability. We recognize this and our management continues to review and consider areas where noninterest income can be increased. Noninterest income (excluding securities gains and losses) consists of mortgage loan origination fees, service fees, distributions from a title insurance agency in which we have an ownership interest, and fees generated by the investment services of Investment. Service fees consist primarily of monthly service and minimum account balance fees and charges on transactional deposit accounts, overdraft charges, and ATM service fees.

The Bank, through the Mortgage division originates both conforming and non-conforming consumer residential mortgage loans primarily in the Region 2000 area. As part of the Bank's overall risk management strategy, all of the loans originated and closed by the Mortgage division are presold to mortgage banking or other financial institutions. The Mortgage division assumes no credit or interest rate risk on these mortgages.

The Mortgage Division originated 335 mortgage loans, totaling $59,286,000 in 2012 as compared with 290 mortgage loans, totaling $49,481,000 during the year ended December 31, 2011. In 2012, the Mortgage Division faced an improving real estate market and loans for new home purchase comprised 37% of the total volume. Refinancing increased significantly in response to continued historical low interest rates. For the year ended December 31, 2012, the Mortgage Division accounted for 5.62% of Financial's total revenue as compared with 4.49% of Financial's total revenue for the year ended December 31, 2011. Mortgage contributed $270,000 and $159,000 to Financial's pre-tax net income in 2012 and 2011, respectively. Although management anticipates that residential mortgage rates will remain low by historical standards throughout 2013, management also anticipates that if rates trend higher, the loan mix will shift towards new home purchases and away from refinancing. The Mortgage Division continues to improve its market share in Region 2000. Management expects that low rates coupled with the Mortgage Division's reputation in Region 2000 will allow us to continue to grow revenue at the Mortgage Division.

Service charges and fees and commissions increased to $1,230,000 for the year ended December 31, 2012 from $1,149,000 for the year ended December 31, 2011. This increase was due in large part to an increase in debit card fees, which increased $86,000 from $505,000 for the year ended December 31, 2011 to $591,000 for the year ended December 31, 2012. The increase was offset in part by a decrease in commissions earned on the sale of securities to $51,000 for the year ended December 31, 2012 from $69,000 for the year ended December 31, 2011.

Our Investment division provides brokerage services through an agreement with a third-party broker-dealer. Pursuant to this arrangement, the third party broker-dealer operates a service center adjacent to one of the branches of the Bank. The center is staffed by dual employees of the Bank and the broker-dealer. Investment receives commissions on transactions generated and in some cases ongoing management fees such as mutual fund 12b-1 fees. The Investment division's financial impact on our consolidated revenue has been immaterial. Although management cannot predict the financial impact of Investment with certainty, management anticipates it will continue to be an immaterial component of revenue in 2013.

In the third quarter of 2008, we began providing insurance and annuity products to Bank customers and others, through the Bank's Insurance subsidiary. The Bank has one full-time and one part-time employee that are dedicated to selling insurance products through Insurance. Insurance generates minimal revenue and its financial impact on our consolidated revenue has been immaterial. Management anticipates that Insurance's impact on noninterest income will remain immaterial in 2013.

Noninterest income, exclusive of gains and losses on sale of securities, increased to $2,944,000 in 2012 from $2,498,000 in 2011. Inclusive of gains and losses on sale of securities, noninterest income decreased slightly to $3,618,000 in 2012 from $3,680,000 in 2011. The following table summarizes our noninterest income for the periods indicated.

	Noninterest Income (dollars in thousands) December 31,	
	2012	2011
Mortgage fee income	$ 1,257	$ 1,042
Service charges, fees and commissions	1,230	1,149
Increase in cash value of life insurance	323	249
Other	134	58
Gain on sale of available-for-sale securities	674	1,182
Total noninterest income	$ 3,618	$ 3,680

The decrease in noninterest income for 2012 as compared to 2011 was due to a decrease in gains on sales of available-for-sale securities. These gains were largely offset by increases in the other categories of non-interest income, particularly mortgage fee income. Mortgage fee income increased due to the factors discussed previously.

Noninterest Expense of Financial

Noninterest expenses increased from $13,693,000 for the year ended December 31, 2011 to $14,391,000 for the year ended December 31, 2012. The following table summarizes our noninterest expense for the periods indicated.

	Noninterest Expense (dollars in thousands) December 31,	
	2012	**2011**
Salaries and employee benefits	$6,529	$5,668
Occupancy	1,150	1,091
Equipment	991	1,038
Supplies	386	365
Professional, data processing and other outside expenses	2,033	2,139
Marketing	382	333
Credit expense	225	257
Loss on sale and/or writedown of other real estate owned	930	1,021
Amortization of tax credit investment	247	247
FDIC insurance expense	579	661
Other	939	873
Total noninterest expense	$ 14,391	$ 13,693

The increase in noninterest expense was due in large part to an increase in salaries. The increase in these costs was partially offset by a decrease in professional, data processing, and other outside expenses and the loss on the sale or writedown of OREO. Our total personnel expense, net of fees collected from borrowers to cover direct salary costs incurred in originating certain loans (in accordance with current accounting rules), increased to $6,529,000 for the year ended December 31, 2012, from $5,668,000 for the twelve months ended December 31, 2011. Compensation for some employees of the Mortgage Division and Investment is commission-based and therefore subject to fluctuation. Because of increased volume of business at Mortgage, commission compensation and the corresponding employee benefits increased significantly, in 2012. Because of an increase in the number of customers and accounts and additional services offered, our data processing expense increased from $926,000 in 2011 to $1,110,000 in 2012. The

Bank's occupancy expense also increased in large part due to increases in rent and increases in operating supplies and maintenance.

The efficiency ratio, that is the cost of producing each dollar of revenue, is determined by dividing noninterest expense by the sum of net interest income plus noninterest income. Financial's efficiency ratio increased from 70.74% in 2011 to 74.35% in 2012, in large part due to the increases in the above expenses. Management intends that additional interest earning assets will help further lower the efficiency ratio.

Income Tax Expense

For the year ended December 31, 2012, Financial had a federal income tax expense of $543,000, as compared to a federal income tax benefit of $93,000 in 2011. Although we had net income, our tax expense was decreased in both 2012 and 2011 from federal income tax benefits resulting from the tax treatment of earnings on bank owned life insurance, certain tax free municipal securities, and tax credits. Note 12 of the Audited Financial Statements provides additional information with respect to our 2012 federal income tax expense and the deferred tax accounts.

ANALYSIS OF FINANCIAL CONDITION

As of December 31, 2012 and December 31, 2011

General

Our total assets were $441,381,000 at December 31, 2012, an increase of $13,945,000 or 3.26% from $427,436,000 at December 31, 2011, primarily due to an increase in cash and cash equivalents, securities available-for-sale (which was offset in part by a decrease in securities held-to-maturity), and the cash value of bank-owned life insurance. As explained in more detail below, deposits increased from $374,234,000 on December 31, 2011 to $399,015,000 on December 31, 2012. Loans, net of unearned income and allowance, increased slightly to $319,922,000 on December 31, 2012 from $318,754,000 on December 31, 2011.

Loans

Our loan portfolio is the largest and most profitable component of our earning assets. The Bank has comprehensive policies and procedures which cover both commercial and consumer loan origination and management of credit risk. Loans are underwritten in a manner that focuses on the borrower's ability to repay. Management's goal is not to avoid risk, but to manage it and to include credit risk as part of the pricing decision for each product.

The Bank's loan portfolio consists of commercial short-term lines of credit, term loans, mortgage financing and construction loans that are used by the borrower to build or develop real estate properties, and consumer loans. The consumer portfolio includes residential real estate mortgages, home equity lines and installment loans.

Loans, net of unearned income and allowance, increased slightly to $319,922,000 on December 31, 2012 from $318,754,000 on December 31, 2011. Total loans, including loans held for sale increased to $326,361,000 on December 31, 2012 from $324,800,000 on December 31, 2011. The increase in was relatively slight because of increased competition and limited applications from qualified borrowers. Management expects that the number of qualified borrowers will remain limited until the economy further improves.

As of December 31, 2012, the Bank had $6,346,000, or 1.96% of its total loans, in non-accrual status compared with $10,375,000, or 3.21% of its total loans, at December 31, 2011. This decrease is due primarily to efforts to reduce non-performing assets through enhanced collection efforts and the liquidation of underlying collateral. The Bank attempts to work with borrowers on a case-by-case basis to attempt to protect the Bank's interests. However, despite our commitment, continued reduction of non-accrual loans can be dependent on improvements in employment, housing, and overall economic conditions at the local, regional and national levels. See "Asset Quality" below.

The following table summarizes the composition of the Bank's loan portfolio for the periods indicated by dollar amount:

Loan Portfolio
(dollars in thousands)
December 31,

	2012	2011	2010	2009	2008
Commercial	$ 55,084	$ 59,623	$ 62,786	$ 60,045	$ 51,675
Commercial real estate	153,416	150,622	143,428	141,530	121,800
Consumer	70,639	72,488	68,289	67,744	58,300
Residential	46,318	41,633	51,679	53,421	45,974
Total loans	325,457	324,366	326,182	322,740	277,749
Less allowance for loan losses	5,535	5,612	5,467	4,288	2,859
Net loans	$319,922	$318,754	$320,715	$318,452	$274,890

The following table sets forth the maturities of the loan portfolio at December 31, 2012.

Remaining Maturities of Selected Loans
(dollars in thousands)
At December 31, 2012

	Less than One Year	One to Five Years	Greater than Five Years	Total
Commercial	$ 24,445	$ 12,841	$ 17,798	$ 55,084
Commercial real estate	19,883	15,871	117,662	153,416
Consumer	2,421	21,471	46,747	70,639
Residential	7,176	4,834	34,308	46,318
Total	$ 53,925	$ 55,017	$216,515	$325,457

For maturities over one year:		
Fixed Rates	$ 80,845	29.78%
Variable Rates	190,687	70.22%
Total	$ 271,532	

Deposits

We experienced an increase in deposits from $374,234,000 at December 31, 2011 to $399,015,000 at December 31, 2012, for an increase of 6.62%. Noninterest-bearing deposits increased $11,348,000 or 20.42% from $55,569,000 at December 31, 2011 to $66,917,000 at December 31, 2012. The increase in non-interest bearing deposits was due almost entirely to amounts deposited in professional settlement accounts for end of the year real estate and business closings. This caused an equivalent increase in total deposits. Interest-bearing deposits increased $13,433,000 from $318,665,000 at December 31, 2011 to $332,098,000 at December 31, 2012. This 4.22% increase in interest bearing deposits was due primarily to a desire by customers to keep assets liquid in the event of an increase in rates and the Bank's decision to offer interest on business demand accounts in lieu of non-FDIC insured sweep accounts. As a result, the funds held in the sweep accounts ($8,379,000 as of December 31, 2011) were reclassified as interest bearing deposits.

The following table sets forth the average deposit balance and the rates paid on deposits for the years indicated:

Average Deposits and Rates Paid
(dollars in thousands)
Year Ended December 31,

	2012		2011		2010	
	Amount	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
Noninterest- bearing deposits	$ 60,134	-	$ 50,784	-	$ 45,293	-
Interest -bearing deposits						
Interest checking	$38,447	0.28%	$23,766	0.44%	$21,324	0.75%
Money market	43,001	0.30%	39,900	0.61%	33,193	1.20%
Savings	150,850	0.31%	175,866	0.76%	179,998	1.52%
Time deposits						
Less than $100,000	55,873	1.65%	51,926	2.00%	51,930	2.61%
Greater than $100,000	36,497	1.70%	32,896	2.08%	32,389	2.67%
Total interest-bearing deposits	$ 324,668	0.69%	$ 324,354	1.05%	$ 318,834	1.73%
Total deposits	$ 384,802		$ 375,138		$ 364,127	

The following table includes a summary of average deposits and average rates paid and maturities of CDs greater than $100,000.

Maturities of CD's Greater than $ 100,000
(dollars in thousands)

	Less than Three Months	Three to Six Months	Six to Twelve Months	Greater than One Year	Total
At December 31, 2012	$ 4,801	$ 4,888	$ 7,063	$ 19,806	$ 36,558

Cash and Cash Equivalents

Cash and cash equivalents increased from $23,340,000 on December 31, 2011 to $40,998,000 on December 31, 2012. Federal funds sold increased from $5,662,000 on December 31, 2011 to $24,171,000 on December 31, 2012. These increases were due primarily to routine fluctuations in deposits and the fluctuations in transactional accounts and professional settlement accounts as discussed above.

Investment Securities

The investment securities portfolio of the Bank is used as a source of income and liquidity.

The following table summarizes the fair value of the Bank's securities portfolio for the periods indicated:

	Securities Portfolio (*dollars in thousands*) December 31,		
	2012	**2011**	**2010**
Held-to-maturity			
U.S. agency obligations	$3,417	$ 8,533	$ 14,601
Available-for-sale			
U.S. agency obligations	23,069	25,485	14,341
Mortgage - backed securities	1,812	3,939	17,762
Municipals	22,804	18,914	5,465
Corporates	2,609	-	1,018
Total available-for-sale	$ 50,294	$ 48,338	$ 38,586

Deposited funds are generally invested in overnight vehicles, including federal funds sold, until approved loans are funded. The decision to purchase investment securities is based on several factors or a combination thereof, including:

a) The fact that yields on acceptably rated investment securities (S&P "A" rated or better) are significantly better than the overnight federal funds rate;

b) Whether demand for loan funding exceeds the rate at which deposits are growing, which leads to higher or lower levels of surplus cash;

c) Management's target of maintaining a minimum of 6% of the Bank's total assets in a combination of federal funds sold and investment securities (aggregate of available–for-sale and held-to-maturity portfolios); and

d) Whether the maturity or call schedule meets management's asset/liability plan.

Available-for-sale securities (as opposed to held-to-maturity securities) may be liquidated at any time as funds are needed to fund loans. Liquidation of securities may result in a net loss or net gain depending on current bond yields available in the primary and secondary markets and the shape of the U.S. Treasury yield curve. Management is cognizant of its credit standards policy and does not feel pressure to maintain loan growth at the same levels as deposit growth and thus sacrifice credit quality in order to avoid security purchases.

Management has made the decision to maintain a significant portion of its available funds in liquid assets so that funds are available to fund future growth of the loan portfolio. Management believes that this strategy will allow us to maximize interest margins while maintaining appropriate levels of liquidity.

Securities held-to-maturity decreased from $8,133,000 as of December 31, 2011 to $3,075,000 as of December 31, 2012. This decrease resulted in large part by certain issuers exercising their contractual right to redeem (call) certain of the securities. The decision to invest in securities held-to-maturity is based on the same factors as the decision to invest in securities available-for-sale except that management invests surplus funds in securities held-to-maturity only after concluding that such funds will not be necessary for liquidity purposes during the term of such security. However, the held-to-maturity securities may be pledged for such purposes as short term borrowings and as collateral for public deposits.

The portfolio of securities available-for-sale increased to $50,294,000 as of December 31, 2012 from $48,338,000 as of December 31, 2011. During 2012, the Bank purchased available-for-sale securities in the amount of $44,343,000 in order to maintain the ability to fund loans if demand and quality of credits increased.

The following table shows the maturities of held-to-maturity and available-for-sale securities at amortized cost and market value at December 31, 2012 and December 31, 2011 and approximate weighted average yields of such securities. Yields on state and political subdivision securities are not shown on a tax equivalent basis. Financial attempts to maintain diversity in its portfolio and maintain credit quality and repricing terms that are consistent with its asset/liability management and investment practices and policies. For further information on Financial's securities, see Note 4 to the consolidated financial statements included in Item 8 of this Form 10-K.

Securities Portfolio Maturity Distribution / Yield Analysis
(dollars in thousands)
At December 31, 2012

	Less than One Year	One to Five Years	Five to Ten Years	Greater than Ten Years and Other Securities	Total
Held-to-maturity					
U.S. agency					
Amortized cost	$ -	$ -	$ 2,062	$ 1,013	$ 3,075
Market value	$ -	$ -	$ 2,369	$ 1,048	$ 3,417
Weighted average yield			4.00%	4.05%	
Available-for-sale securities					
U.S. agency					
Amortized cost	$ -	$ -	$ 5,985	$ 16,995	$ 22,980
Market value	$ -	$ -	$ 5,997	$ 17,072	$ 23,069
Weighted average yield			1.95%	2.85%	
Mortgage Backed Securities					
Amortized cost	$ -	$ -	$ -	$ 1,805	$ 1,805
Market value	$ -	$ -	$ -	$ 1,812	$ 1,812
Weighted average yield				1.53%	
Municipals					
Amortized cost	$ -	$ 479	$ 4,030	$ 17,590	$ 22,099
Market value	$ -	$ 480	$ 4,158	$ 18,166	$ 22,804
Weighted average yield		5.60%	2.29%	3.23%	
Corporates					
Amortized cost	$ -	$ 500	$ 2,048	$ -	$ 2,548
Market value	$ -	$ 500	$ 2,109	$ -	$ 2,609
Weighted average yield		1.50%	2.97%		
Total portfolio					
Amortized cost	$ -	$ 979	$ 14,125	$ 37,403	$ 52,507
Market value	$ -	$ 980	$ 14,633	$ 38,098	$ 53,711
Weighted average yield		3.51%	2.50%	3.00%	

Securities Portfolio Maturity Distribution / Yield Analysis

(dollars in thousands)

At December 31, 2011

	Less than One Year	One to Five Years	Five to Ten Years	Greater than Ten Years and Other Securities	Total
Held-to-maturity					
U.S. agency					
Amortized cost	$ -	$ -	$ 2,072	$ 6,061	$ 8,133
Market value	$ -	$ -	$ 2,362	$ 6,171	$ 8,533
Weighted average yield			4.00%	3.63%	
Available-for-sale securities					
U.S. agency					
Amortized cost	$ -	$ -	$ 6,146	$ 19,270	$ 25,416
Market value	$ -	$ -	$ 6,157	$ 19,328	$ 25,485
Weighted average yield			2.63%	2.85%	
Mortgage Backed Securities					
Amortized cost	$ -	$ -	$ -	$ 3,938	$ 3,938
Market value	$ -	$ -	$ -	$ 3,939	$ 3,939
Weighted average yield				2.18%	
Municipals					
Amortized cost	$ -	$ -	$ 1,138	$ 17,924	$ 19,062
Market value	$ -	$ -	$ 1,204	$ 17,710	$ 18,914
Weighted average yield			4.39%	3.52%	
Total portfolio					
Amortized cost	$ -	$ -	$ 9,356	$ 47,193	$ 56,549
Market value	$ -	$ -	$ 9,723	$ 47,148	$ 56,871
Weighted average yield			3.15%	3.15%	

Cash surrender value of bank owned life insurance

On July 1, 2009, the Company funded bank owned life insurance (BOLI) for a chosen group of its officers, where the Company is the owner and sole beneficiary of the policies. As of December 31, 2012, the BOLI had a cash surrender value of $8,931,000, an increase of $322,000 from the cash surrender value of $8,609,000 as of December 31, 2011. The increase resulted from an increase in the cash surrender value relating to the aggregate earnings on all of the BOLI policies. The value of BOLI increases from the cash surrender values of the pool of insurance. The increase in cash surrender value is recorded as a component of noninterest income; however, the Company does not pay tax on increase in cash value. This profitability is used to offset a portion of current and future employee benefit costs. BOLI can be liquidated if necessary with associated tax costs. However, the Company intends to hold this pool of insurance, because it provides income that enhances the Company's capital position. Therefore, the Company has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Liquidity

Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss, and the ability to raise additional funds by increasing liabilities.

The liquidity of Financial depends primarily on Financial's current assets, available credit, and the dividends paid to it by the Bank. Payment of cash dividends by the Bank is limited by regulations of the Federal Reserve Board and is tied to the regulatory capital requirements. Although Financial's liquidity is limited, management believes that Financial has sufficient liquidity to meet its current obligations. See "*Capital Resources,*" below.

The objective of liquidity management for the Bank is to ensure the continuous availability of funds to meet the demands of depositors, investors and borrowers. Liquidity management involves monitoring the Bank's sources and uses of funds in order to meet the day-to-day cash flow requirements while maximizing profits. Stable core deposits and a strong capital position are the components of a solid foundation for the Bank's liquidity position. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of securities held-to-maturity is fairly predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control.

Funding sources for the Bank primarily include paid-in capital and customer-based deposits but also include borrowed funds and cash flow from operations. The Bank has in place several agreements that will provide alternative sources of funding, including, but not limited to, lines of credit, sale of investment securities, purchase of federal funds, advances through the Federal Home Loan Bank of Atlanta ("FHLBA") and correspondents, and brokered certificate of deposit arrangements. Management believes that the Bank has the ability to meet its liquidity needs.

At December 31, 2012, liquid assets, which include cash, interest-bearing and noninterest-bearing deposits with banks, federal funds sold, and securities available-for-sale totaled $91,292,000 on December 31, 2012 as compared to $71,678,000 at December 31, 2011. Investment securities traditionally provide a secondary source of liquidity since they can be converted into cash in a timely manner. However, approximately $7,680,000 of these securities are pledged against outstanding debt, public deposits, or lines of credit. Therefore, the related debt would need to be repaid prior to the securities being sold in order for these securities to be converted to cash.

The following table sets forth non-deposit sources of funding:

Funding Sources
(dollars in thousands)

Source	December 31, 2012 Capacity	Outstanding	Available
Fed funds purchased lines (unsecured)	$ 18,000	$ -	$ 18,000
Reverse repurchase agreements	3,000	-	3,000
Borrowings from FHLB Atlanta	85,240	2,000	83,240
Total	$106,240	$ 2,000	$ 104,240

At the end of 2012, approximately 75.17%, or $244,612 of the loan portfolio would mature or could reprice within a one-year period. At December 31, 2012, non-deposit sources of available funds totaled $104,240,000, which included $83,240,000 available from the FHLBA.

Capital Resources

Capital adequacy is an important measure of financial stability and performance. Management's objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profiles of financial institutions. The guidelines define capital as Tier 1 (primarily common stockholders' equity, defined to include certain debt obligations) and Tier 2 (remaining capital generally consisting of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, preferred stock and a limited amount of the general valuation allowance for loan losses). The Bank's regulatory capital levels exceed those established for well-capitalized institutions. The following table (along with Note 17 of the Audited Financial Statements) shows the minimum capital requirements and the Bank's capital position as of December 31, 2012 and 2011.

Analysis of Capital for Bank of the James (Bank only)
(dollars in thousands)

	December 31, 2012	2011
Tier 1 Capital:		
Common stock	$ 3,742	$ 3,742
Additional paid in capital	19,325	19,325
Retained earnings	13,006	10,394
Total Tier 1 Capital	$ 36,073	$ 33,461
Tier 2 Capital:		
Allowable portion of allowance for loan losses	4,064	3,991
Total Tier 2 Capital	$ 4,064	$ 3,991
Total risk-based capital	$ 40,137	$ 37,452
Risk weighted assets	$ 323,655	$ 317,684
Average total assets	$ 428,851	$ 427,680

	December 31,		Regulatory Minimums	
	2012	2011	Capital Adequacy	Well Capitalized
Capital Ratios				
Tier 1 capital to average total assets	8.41%	7.82%	4.00%	5.00%
Tier 1 risk-based capital ratio	11.15%	10.53%	4.00%	6.00%
Total risk-based capital ratio	12.40%	11.79%	8.00%	10.00%

The Bank, as predecessor to Financial, was initially capitalized through a public offering of its common stock, $4.00 (split adjusted to $2.14) par value per share ("Common Stock"), at $10.00 per share, which concluded in February, 1999 and resulted in a capitalization of the Bank of $9,356,300. On December 22, 2006, Financial completed a follow-on offering pursuant to which it raised $5,147,000 (net of costs and expenses of $106,000).

In 2009, Financial completed a private placement of unregistered debt securities pursuant to which it issued notes to accredited investors in an amount of $7,000,000 (the "2009 Notes"). The debt issued pursuant to this offering bore interest at the rate of 6% per year with interest payable quarterly in arrears. The first interest payment was due and paid on July 1, 2009. Financial used $6,000,000 of the proceeds to provide additional capital to the Bank. Financial retained $1,000,000 which it has used in part to service interest payments on the debt. The 2009 Notes were paid in full upon maturing on April 1, 2012 with proceeds from the private placement described in the following paragraph.

During the third quarter, Financial closed a private placement of unregistered debt securities (the "2012 Offering") pursuant to which Financial issued $10,000,000 in principal of notes (the "2012 Notes"). The 2012 Notes have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The 2012 Notes bear interest at the rate of 6% per year with interest payable quarterly in arrears. The 2012 Notes mature on April 1, 2017, but are subject to prepayment in whole or in part on or after April 1, 2013 at Financial's sole discretion on 30 days written notice to the holders. Financial used $7,000,000 of the proceeds from the 2012 Offering to pay on maturity the principal due on 2009 Notes.

The proceeds from the 2012 Offering, existing capital, and funds generated from operations provide Financial with sufficient liquidity and capital with which to operate.

The capital ratios set forth in above tables state the capital position and analysis for the Bank only. Because total assets on a consolidated basis are less than $500,000,000, Financial is not subject to the consolidated capital requirements imposed by the Bank Holding Company Act. Consequently, Financial does not calculate its financial ratios on a consolidated basis. If calculated, the capital ratios for the Company on a consolidated basis would no longer be comparable to the capital ratios of the Bank because the proceeds of these private placements do not qualify as equity capital on a consolidated basis.

In December 2010, the Basel Committee on Banking Supervision (the Basel Committee) released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as "Basel III." Basel III, when implemented by the U.S. banking agencies and fully phased-in, will require bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity. Implementation is presently scheduled to be phased in between 2014 and 2019, although it is possible that implementation may be delayed.

In addition to Basel III, Dodd-Frank requires or permits the U.S. banking agencies to adopt regulations affecting banking institutions' capital requirements in a number of respects, including potentially more stringent capital requirements for systemically important financial institutions.

Accordingly, the regulations ultimately applicable to the Company may be substantially different from the Basel III final framework as published in December 2010. Requirements to maintain higher levels of capital or to maintain higher levels of liquid assets could adversely impact the Company's net income and return on equity.

Stockholder's Equity

Stockholders' equity increased by $2,808,000 from $26,805,000 on December 31, 2011 to $29,613,000 on December 31, 2012 because of the net income of $2,132,000, plus the adjustment for other comprehensive income, in the year ended December 31, 2012.

ASSET QUALITY

We perform monthly reviews of all delinquent loans and loan officers are charged with working with customers to resolve potential payment issues. We generally classify a loan as nonaccrual when interest it is deemed uncollectible or when the borrower is 90 days or more past due. We generally restore a loan if i) a borrower is no longer 90 days past due on the loan and the borrower has demonstrated the capacity to repay the loan for six consecutive months or ii) the loan committee of the Board of Directors determines that a borrower has the capacity to repay the loan.

During 2012, our asset quality improved. Specifically, we have been successful in resolving a significant portion of our problem assets. These problem assets resulted from the economic downturn, which severely impacted commercial development loans and residential speculative housing construction loans due in part to a decline in the value of the collateral supporting those loans. Although asset quality improved in 2012, management intends to continue to be proactive in quantifying and mitigating the ongoing risk. Non-accrual loans decreased to $6,346,000 on December 31, 2012 from $10,375,000 on December 31, 2011. Management has provided for the anticipated losses on its non-accrual loans in the allowance for loan loss.

We also classify other real estate owned (OREO) as a nonperforming asset. OREO is the value of real property acquired by the Bank either at a foreclosure sale of collateral on which the Bank has a lien or by deed in lieu of foreclosure. OREO decreased 35.08% to $2,112,000 on December 31, 2012 from $3,253,000 on December 31, 2011. The following table represents the changes in OREO balance in 2012 and 2011.

OREO Changes
(Dollars in Thousands)

	Year Ended December 31,	
	2012	2011
Balance at the beginning of the year (net)	$ 3,253	$ 3,440
Transfers from Loans	2,070	4,619
Transfer from premises and equipment	-	-
Capitalized Costs	5	20
Write-downs to OREO expense	(650)	(395)
Sales proceeds	(2,489)	(3,944)
Gain (loss) on disposition	(77)	(487)
Balance at the end of the year (net)	$ 2,112	$ 3,253

We also classify troubled debt restructurings (TDRs) as both performing and nonperforming assets. We measure impaired loans based on the present value of expected future cash flows discounted at the effective interest rate of the loan or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. We maintain a valuation allowance to the extent that the measure of the impaired loan is less than the recorded investment. TDRs occur when we agree to significantly modify the original terms of a loan by granting a concession due to the deterioration in the financial condition of the borrower. TDRs are considered impaired loans. These concessions typically are made for loss mitigation purposes and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. Performing TDRs decreased to $572,000 on December 31, 2012 from $783,000 on December 31, 2011.

The following table sets forth the number of outstanding TDR contracts and the total amount of the Bank's TDRs as of December 31, 2012 and 2011.

Troubled Debt Restructurings
(Dollars in Thousands)

	December 31,	
	2012	**2011**
Number of performing TDR contracts	3	3
Number of nonperforming TDR contracts	-	2
Total number of TDR contracts	3	5
Amount of performing TDR contracts	$ 572	$ 783
Amount of nonperforming TDR contracts	-	1,935
Total amount of TDRs contracts	$ 572	$ 2,718

The amount allocated during the year to the provision for loan losses represents management's analysis of the existing loan portfolio and credit risks. Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb the estimated losses inherent in the loan portfolio. Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including general economic conditions, actual and expected credit losses, loan performance measures, historical trends and specific conditions of the individual borrower.

In performing its loan loss analysis, the Bank assigns a risk rating to each commercial loan in the Bank's portfolio.

The Bank's allowance for loan losses decreased 1.37% from $5,612,000 on December 31, 2011 to $5,535,000 on December 31, 2012. This decrease resulted primarily from the current economic conditions and recent historic charge-off trends and reflects a slight increase in the balances in the Bank's loan portfolio. Impairment resulting from the individual impairment analysis (ASC 310) decreased and the overall reserve decreased slightly because of the application of the Bank's loan rating system. The decrease in reserve was partially offset by a slight increase in general reserves (ASC 450). As of December 31, 2012 the allowance for loan losses was equal to 1.70% of the total loan portfolio as compared with 1.73% at December 31, 2011.

No nonaccrual loans were excluded from impaired loan disclosure under current accounting rules at December 31, 2012 and 2011. If interest on these loans had been accrued, such income would have approximated $862,000 and $1,259,000 for 2012 and 2011, respectively. Loan payments received on nonaccrual loans are applied to principal. When a loan is placed on non-accrual status there are several negative implications. First, all interest accrued but unpaid at the time of the classification is deducted from the interest income totals for the Bank. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. Third, there may be actual losses that necessitate additional provisions for credit losses charged against earnings. These loans were included in the nonperforming loan totals listed below.

The following table sets forth the detail of loans charged-off, recovered, and the changes in the allowance for loan losses as of the dates indicated:

Allowance for Loan Losses
(dollars in thousands)
At December 31,

	2012	2011	2010	2009	2008
Balance, beginning of period	$ 5,612	$ 5,467	$ 4,288	$ 2,859	$ 2,146
Loans charged-off:					
Commercial	739	702	845	733	379
Commercial real estate	1,061	2,738	300	917	31
Consumer	697	817	369	918	82
Residential	102	459	385	229	197
Total loans charged off	$ 2,599	$ 4,716	$ 1,899	$ 2,797	$ 689
Recoveries:					
Commercial	$ 18	$ 16	$132	$ 35	$ 17
Commercial real estate	129	3	-	-	-
Consumer	77	31	119	-	-
Residential	9	4	44	40	30
Total recoveries	$ 233	$ 54	$ 295	$ 75	$ 47
Net charge-offs	$ 2,366	$ 4,662	$ 1,604	$ 2,722	$ 642
Provision for loan losses	2,289	4,807	2,783	4,151	1,355
Balance, end of period	$ 5,535	$ 5,612	$ 5,467	$ 4,288	$ 2,859

The following table shows the balance and percentage of the Bank's allowance for loan losses allocated to each major category of loans:

Allocation of Allowance for Loan Losses
(dollars in thousands)
At December 31,

	2012		2011		2010		2009		2008	
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
Commercial	$ 987	16.93%	$ 892	18.36%	$ 473	19.25%	$ 777	18.60%	$ 536	19.03%
Commercial – real estate	2,849	47.14%	2,677	46.37%	2,897	43.97%	697	52.44%	1,864	49.27%
Consumer	1,057	21.70%	1,486	22.31%	1,207	20.94%	619	19.00%	305	16.04%
Residential	642	14.23%	557	12.96%	890	15.84%	2,195	9.96%	154	15.66%
	$ 5,535	100.00%	$ 5,612	100.00%	$ 5,467	100.00%	$4,288	100.00%	$2,859	100.00%

The following table provides information on the Bank's nonperforming assets as of the dates indicated:

Nonperforming Assets
(dollars in thousands)
At December 31,

	2012	2011	2010	2009	2008
Nonaccrual loans	$ 6,346	$ 10,376	$ 8,366	$ 5,687	$ 3,859
Foreclosed property (OREO)	2,112	3,253	3,440	666	81
Loans past due 90 days accruing interest	-	-	-	-	-
Total nonperforming assets	$ 8,458	$ 13,629	$ 11,806	$ 6,353	$ 3,940
Restructured loans – performing portion (TDR)	$ 572	$ 783	$ 4,987	$ 916	$ -
Allowance for loan losses to period end loans	1.70%	1.73%	1.68%	1.33%	1.03%
Nonperforming assets to period end loans	2.60%	4.20%	3.62%	2.25%	1.39%
Net charge-offs (recoveries) to average loans	0.74%	1.44%	0.49%	0.90%	0.26%
Allowance for loan losses to non-performing loans	87.22%	54.09%	65.35%	75.40%	74.09%

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of Financial's sensitivity to interest rate movements. The income stream of Financial is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of Financial's interest earning assets and the amount of interest bearing liabilities that prepay, mature or reprice in specified periods. Management's goal is to maximize net interest income with acceptable levels of risk to changes in interest rates. Management seeks to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

Management also is attempting to mitigate interest rate risk by limiting the dollar amount of loans carried on its balance sheet that have fixed rates in excess of five years. To reduce our exposure to interest rate risks inherent with longer term fixed rate loans, we generally do not hold such mortgages on our books. The Bank established the Mortgage Division to serve potential customers that desired fixed rate loans in excess of five years.

Management monitors interest rate levels on a daily basis and meets in the form of the Asset/Liability Committee ("ALCO") at least monthly or when a special situation arises (e.g., FOMC unscheduled rate change). The following reports and/or tools are used to assess the current interest rate environment and its impact on Financial's earnings and liquidity: monthly and year-to-date net interest margin and spread calculations, monthly and year-to-date balance sheet and income statements versus budget (including quarterly interest rate shock analysis), quarterly net portfolio value analysis, a weekly survey of rates offered by other local competitive institutions, and gap analysis which matches maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities.

Financial currently subscribes to computer simulated modeling tools made available through its consultant, FinPro, Inc., to aid in asset/liability analysis. In addition to monitoring by the ALCO and Investment Committee, the board is informed of the current asset/liability position and its potential effect on earnings at least quarterly.

Other Borrowings

Financial uses borrowing in conjunction with deposits to fund lending and investing activities. Borrowings include funding of a short-term nature.

Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the date sold. As discussed above, the Bank ceased offering sweep accounts to its customers and therefore no longer has short term borrowings in the form repurchase agreements. Consequently, short-term borrowings totaled $0 and $8,379,000 as of December 31, 2012 and December 31, 2011, respectively. Short-term borrowings may also include federal funds purchased, which are unsecured overnight borrowings from other financial institutions. Unsecured federal funds lines and their respective limits are maintained with the following institutions: Community Bankers' Bank, $11,000,000, Suntrust Bank, $3,000,000, and Zions Bank, $4,000,000. In addition, the Bank maintains a $3,000,000 reverse repurchase agreement with Suntrust whereby securities may be pledged as collateral in exchange for funds for a minimum of 30 days with a maximum of 90 days. The Bank also maintains a secured federal funds line with Community Bankers' Bank whereby it may pledge securities as collateral with no specified minimum or maximum amount or term. No amounts were outstanding on the facilities at either December 31, 2012 or December 31, 2011.

Long-term borrowing are obtained through the Federal Home Loan Bank of Atlanta ("FHLBA"). The Bank's available credit through the FHLBA is $86,280,000 as of December 31, 2012, the most recent calculation.

The following information is provided for borrowings balances, rates and maturities:

(dollars in thousands)	**As of December 31,**	
Short Term:	**2012**	**2011**
Securities sold under agreements to repurchase		
Maximum month-end outstanding balance	$ 8,498	$ 9,204
Average outstanding balance during the year	1,638	8,383
Average interest rate during the year	0.92%	0.89%
Average interest rate at end of year	-	0.91%
Long Term:		
Federal Home Loan Bank advances		
Maximum month-end outstanding balance	$ 10,000	$ 10,000
Average outstanding balance during the year	7,036	10,000
Average interest rate during the year	3.10%	2.97%
Average interest rate at end of year	3.79%	2.97%

Maturities of FHLBA advances:

Amount *(dollars in thousands)*	**Type**	**Rate**	**Ultimate Maturity Date**
$ 2,000	Fixed rate credit	3.785%	4/15/2015

The maximum balance on the FHLBA credit was approximately $10,000,000 for the years ended December 31, 2012 and December 31, 2011.

Off-Balance Sheet Arrangements

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank's commitments is as follows:

	Contract Amounts (*dollars in thousands*) at December 31,	
	2012	**2011**
Commitments to extend credit	$ 60,545	$ 51,153
Standby letters of credit	1,653	2,574
Total	$ 62,198	$ 53,727

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on its credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral is required in instances which the Bank deems necessary.

Management does not anticipate any material losses as a result of these transactions.

The Bank rents, under non-cancelable leases, three of its banking facilities and one mortgage production office. The Bank has liability in the form of minimum annual rental commitments under these leases as follows:

Year Ending	**Amount (in thousands)**
2013	$ 546
2014	417
2015	240
2016	196
2017	202
Thereafter	332
	$ 1,933

Expansion Plans

Subject to regulatory approval, the Bank anticipates opening additional branches during the next two fiscal years. Although numerous factors could influence the Bank's expansion plans, the following discussion provides a general overview of the additional branch location that the Bank currently is considering.

Timberlake Road Area, Campbell County (Lynchburg), Virginia. As previously disclosed, the Bank has purchased certain real property located at the intersection of Turnpike and Timberlake Roads, Campbell County, Virginia. The Bank does not anticipate opening a branch at this location prior to 2013 or beyond. The Bank has determined that the existing structure is not suitable for use as a bank branch.

Rustburg, Virginia. In March 2011, the Bank purchased certain real property near the intersection of Routes 501 and 24 in Rustburg, Virginia. The structure on the property is being demolished and removed. The Bank does not anticipate opening a branch at this location prior to the first quarter of 2014 or beyond.

The Bank estimates that the cost of improvements, furniture, fixtures, and equipment necessary to upfit the property will be between $900,000 and $1,500,000 per location.

Although the Bank cannot predict with certainty the financial impact of each new branch, management generally anticipates that each new branch will become profitable within 12 to 18 months of opening.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements and their effect on us, see "Recent Accounting Pronouncements" in Note 22 to the consolidated financial statements included in Item 8 of this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

Not applicable

Item 8. Financial Statements and Supplementary Data

The following financial statements are filed as a part of this report:

Management's Annual Report on Internal Control Over Financial Reporting

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

- Balance Sheets, December 31, 2012 and December 31, 2011
- Statements of Income, Years Ended December 31, 2012 and December 31, 2011
- Statements of Comprehensive Income, Years Ended December 31, 2012 and December 31, 2011
- Statements of Changes in Stockholders' Equity, Years Ended December 31, 2012 and December 31, 2011
- Statements of Cash Flows, Years Ended December 31, 2012 and December 31, 2011
- Notes to Consolidated Financial Statements


Bank of The James
FINANCIAL GROUP, INC.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect management's judgments and estimates concerning effects of events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. Financial's internal control over financial reporting includes those policies and procedures that pertain to Financial's ability to record, process, summarize and report reliable financial data. Management recognizes that there are inherent limitations in the effectiveness of any internal control over financial reporting, including the possibility of human error and the circumvention or overriding of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

In order to ensure that Financial's internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2012. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this assessment, management has concluded that the internal control over financial reporting was effective as of December 31, 2012.

This annual report does not include an attestation report of Financial's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by Financial's registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit Financial to provide only management's report in the annual report.

The Board of Directors, acting through its Audit Committee, is responsible for the oversight of Financial's accounting policies, financial reporting and internal control. The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of management. The Audit Committee is responsible for the appointment and compensation of the independent registered public accounting firm and approves decisions regarding the appointment or removal of Financial's Internal Auditor. It meets periodically with management, the independent registered public accounting firm and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of Financial in addition to reviewing Financial's financial reports. The independent registered public accounting firm and the internal auditors have full and unlimited access to the Audit Committee, with or without management, to discuss the adequacy of internal control over financial reporting, and any other matter which they believe should be brought to the attention of the Audit Committee.

/s/ Robert R. Chapman III
Chief Executive Officer & President
March 19, 2013

/s/ J. Todd Scruggs
Secretary-Treasurer (Principal Financial Officer)
March 19, 2013

See Notes to Consolidated Financial Statements


Yount
Hyde &
Barbour
Certified Public Accountants
and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Bank of the James Financial Group, Inc.
Lynchburg, Virginia

We have audited the accompanying consolidated balance sheets of Bank of the James Financial Group, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bank of the James Financial Group, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 19, 2013

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share data)

Assets		**12/31/2012**	**12/31/2011**
Cash and due from banks	$	16,827 $	17,678
Federal funds sold		24,171	5,662
Total cash and cash equivalents		40,998	23,340
Securities held-to-maturity (fair value of $3,417 in 2012 and $8,533 in 2011)		3,075	8,133
Securities available-for-sale, at fair value		50,294	48,338
Restricted stock, at cost		1,538	1,977
Loans, net of allowance for loan losses of $5,535 in 2012 and $5,612 in 2011		319,922	318,754
Loans held for sale		904	434
Premises and equipment, net		8,340	8,735
Software, net		252	124
Interest receivable		1,557	1,583
Cash value - bank owned life insurance		8,931	8,609
Other real estate owned, net of valuation allowance		2,112	3,253
Income taxes receivable		624	675
Deferred tax asset		1,367	1,375
Other assets		1,467	2,106
Total assets	$	441,381 $	427,436
Liabilities and Stockholders' Equity			
Deposits			
Noninterest bearing demand	$	66,917 $	55,569
NOW, money market and savings		239,812	230,386
Time		92,286	88,279
Total deposits		399,015	374,234
Repurchase agreements		-	8,379
FHLB borrowings		2,000	10,000
Capital notes		10,000	7,000
Interest payable		70	111
Other liabilities		683	907
Total liabilities	$	411,768 $	400,631
Stockholders' equity			
Common stock $2.14 par value; authorized 10,000,000 shares; issued and outstanding 3,352,725 and 3,342,418 as of December 31, 2012 and December 31, 2011	$	7,175 $	7,152
Additional paid-in-capital		22,806	22,775
Accumulated other comprehensive income (loss)		568	(54)
Retained deficit		(936)	(3,068)
Total stockholders' equity	$	29,613 $	26,805
Total liabilities and stockholders' equity	$	441,381 $	427,436

See Notes to Consolidated Financial Statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share amounts)

	Years Ended December 31,	
	2012	2011
Interest Income		
Loans	$ 16,998	$ 17,572
Securities		
US Government and agency obligations	913	939
Mortgage backed securities	23	384
Municipals	675	524
Dividends	60	52
Other (Corporates)	58	25
Federal Funds sold	26	23
Total interest income	18,753	19,519
Interest Expense		
Deposits		
NOW, money market savings	708	1,675
Time Deposits	1,539	1,725
FHLB borrowings	218	297
Reverse repurchase agreements	15	75
Capital notes	536	420
Total interest expense	3,016	4,192
Net interest income	15,737	15,327
Provision for loan losses	2,289	4,807
Net interest income after provision for loan losses	13,448	10,520
Other operating income		
Mortgage fee income	1,257	1,042
Service charges, fees and commissions	1,230	1,149
Increase in cash value of life insurance	323	249
Other	134	58
Gain on sale of available-for-sale securities	674	1,182
Total other operating income	3,618	3,680
Other operating expenses		
Salaries and employee benefits	6,529	5,668
Occupancy	1,150	1,091
Equipment	991	1,038

See Notes to Consolidated Financial Statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share amounts)

Supplies	386	365
Professional, data processing, and other outside expense	2,033	2,139
Marketing	382	333
Credit expense	225	257
Other real estate expenses	798	1,021
FDIC insurance expense	579	661
Other	1,071	873
Amortization of tax credit investment	247	247
Total other operating expenses	14,391	13,693
Income before income taxes	2,675	507
Income tax expense (benefit)	543	(93)
Net Income	$ 2,132	$ 600
Weighted average shares outstanding - basic	3,343,210	3,324,915
Weighted average shares outstanding - diluted	3,343,507	3,324,915
Income per common share - basic	$ 0.64	$ 0.18
Income per common share - diluted	$ 0.64	$ 0.18

See Notes to Consolidated Financial Statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands, except share and per share amounts)

	For the Year Ended December 31	
	2012	2011
Net Income	$ 2,132	$ 600
Other comprehensive income		
Unrealized gains on securities available-for-sale net of deferred taxes of $549 and $731	1,067	1,418
Reclassification adjustment for gains included in net income, net of taxes of $229 and $402	(445)	(780)
Other comprehensive income, net of tax	622	638
Comprehensive income	$ 2,754	$ 1,238

See Notes to Consolidated Financial Statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(dollars in thousands)

	Total Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2010	3,323,746	$ 7,113	$ 22,742	$ (3,668)	$ (692)	$ 25,495
Net Income	-	-	-	600	-	600
Exercise of stock options	18,672	39	33	-	-	72
Other Comprehensive Income	-	-	-	-	638	638
Balance at December 31, 2011	3,342,418	$ 7,152	$ 22,775	$ (3,068)	$ (54)	$ 26,805
Net Income	-	-	-	2,132	-	2,132
Exercise of stock options	10,307	23	31	-	-	54
Other Comprehensive Income	-	-	-	-	622	622
Balance at December 31, 2012	3,352,725	$ 7,175	$ 22,806	$ (936)	$ 568	$ 29,613

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Years Ended December 31,	
	2012	**2011**
Cash flows from operating activities		
Net Income	$ 2,132	$ 600
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	681	715
Net amortization and accretion of premiums and discounts on securities	547	604
(Gain) on sale of available for sale securities	(674)	(1,182)
Provision for loan losses	2,289	4,807
Loss on sale of other real estate owned	77	487
(Increase) in loans held-for-sale	(470)	(434)
(Benefit) expense for deferred income taxes	(312)	195
Amortization of tax credit investment	247	247
(Increase) in cash value of life insurance	(323)	(249)
(Increase) decrease in interest receivable	26	(114)
Decrease in other assets	393	1,122
(Increase) decrease in income taxes receivable	51	(374)
(Decrease) in interest payable	(41)	(10)
Increase (decrease) in other liabilities	(224)	315
Writedown on other real estate owned	650	395
Net cash provided by operating activities	$ 5,049	$ 7,124
Cash flows from investing activities		
Purchases of securities held to maturity	$ -	$ (1,000)
Proceeds from maturities and calls of securities held to maturity	5,000	7,000
Purchases of securities available for sale	(44,343)	(72,827)
Proceeds from maturities, calls and paydowns of securities available for sale	18,849	20,114
Proceeds from sale of securities available for sale	24,665	44,671
Purchases of bank owned life insurance	-	(3,000)
Redemption of Federal Home Loan Bank stock	439	203
Proceeds from sale of other real estate owned	1,283	2,663
Improvements to other real estate owned	(5)	(20)
Origination of loans, net of principal collected	(4,321)	(6,618)
Purchases of premises and equipment	(414)	(694)
Net cash provided by (used in) investing activities	$ 1,153	$ (9,508)

See Notes to Consolidated Financial Statements

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

Cash flows from financing activities		
Net increase in deposits	$ 24,781	$ 5,844
Net increase (decrease) in repurchase agreements	(8,379)	1,049
Net (decrease) in Federal Home Loan Bank advances	(8,000)	-
Payoff of 6% senior capital notes due 4/1/2012	(7,000)	-
Proceeds from issuance of 6% senior capital notes due 4/1/2017	10,000	-
Proceeds from exercise of stock options	54	72
Net cash provided by financing activities	$ 11,456	$ 6,965
Increase in cash and cash equivalents	17,658	4,581
Cash and cash equivalents at beginning of period	$ 23,340	$ 18,759
Cash and cash equivalents at end of period	$ 40,998	$ 23,340
Non cash transactions		
Transfer of loans to foreclosed assets	$ 2,070	$ 4,619
Portion of foreclosed assets financed	1,206	1,281
Fair value adjustment for securities	942	968
Cash transactions		
Cash paid for interest	$ 3,057	$ 4,202
Cash paid for taxes	800	712

See Notes to Consolidated Financial Statements

Note 1 – Organization

Bank of the James Financial Group, Inc. ("Financial" or the "Company"), a Virginia corporation, was organized in 2003 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. Financial is headquartered in Lynchburg, Virginia. Financial conducts its business activities through the branch offices of its wholly owned subsidiary bank, Bank of the James (the "Bank"), the Bank's wholly-owned subsidiary, BOTJ Insurance, Inc. ("BOTJ-Ins."), and through the Bank's two divisions, Bank of the James Mortgage division ("Mortgage division") and BOTJ Investment Services division ("Investment Services division"). The Mortgage division originates conforming and non-conforming home mortgages primarily in the Region 2000 area, which includes the counties of Amherst, Appomattox, Bedford and Campbell (which includes the Town of Altavista) and the cities of Bedford and Lynchburg, Virginia. Financial exists primarily for the purpose of holding the stock of its subsidiaries, the Bank and such other subsidiaries as it may acquire or establish. Financial also has one wholly-owned non-operating subsidiary.

Bank of the James was incorporated on October 23, 1998, and began banking operations on July 22, 1999. The Bank is a Virginia chartered bank and is engaged in lending and deposit gathering activities in Region 2000. It operates under the laws of Virginia and the Rules and Regulations of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank's ten locations consist of five branches (one of which is a limited service branch) in Lynchburg, Virginia, one in Forest, Virginia which includes the Mortgage Division, one in Madison Heights, Virginia, one in the Town of Amherst, Virginia, one in the City of Bedford, Virginia, and one in the Town of Altavista, Virginia.

Note 2 - Summary of significant accounting policies

Consolidation

The consolidated financial statements include the accounts of Bank of the James Financial Group, Inc. and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Basis of presentation and use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, as well as the amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets and other real estate owned, other-than-temporary impairments of securities, and the fair value of financial instruments.

Cash and cash equivalents

Cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days. Generally, federal funds are purchased and sold for one-day periods.

Note 2 - Summary of significant accounting policies (continued)

Securities
Certain debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in earnings. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in net income if either (1) the Bank intends to sell the security or (2) it is more likely than not that the Bank will be required to sell the security before recovery of its amortized cost basis. If, however, the Bank does not intend to sell the security and it is not more likely than not that the Bank will be required to sell the security before recovery, the Bank must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no other-than temporary impairment. If there is a credit loss, other-than-temporary impairment exists, and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income.

For equity securities, impairment is considered to be other-than-temporary based on our ability and intent to hold the investment until a recovery of fair value. Other-than-temporary impairment of an equity security results in a write-down that must be included in net income. We regularly review each investment security for other-than-temporary impairment based on criteria that include the extent to which cost exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer, our best estimate of the present value of cash flows expected to be collected from debt securities, our intention with regard to holding the security to maturity, and the likelihood that we would be required to sell the security before recovery.

Restricted investments
As members of the Federal Reserve Bank (FRB) and the Federal Home Loan Bank of Atlanta (FHLBA), the Bank is required to maintain certain minimum investments in the common stock of the FRB and FHLBA. Required levels of investment are based upon the Bank's capital and a percentage of qualifying assets. The Bank also maintains stock ownership in Community Bankers' Bank (CBB). The investment in CBB is minimal and is not mandated but qualifies the Bank for preferred pricing on services offered by CBB. Based on liquidation restrictions, all of these investments are carried at cost.

Loans
Financial makes real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate loans collateralized by real estate within Region 2000. The ability of Financial's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal

Note 2 - Summary of significant accounting policies (continued)

balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

Past due status
Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual and potentially charged-off at an earlier date if collection of principal or interest is considered doubtful.

Non-accrual status
Financial stops accruing interest on a loan at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. At the time the loan is placed on non-accrual status, all previously accrued but not collected interest is reversed against interest income. While the loan is classified as non-accrual, any payments collected are accounted for on the cash-basis or cost-recovery method which requires the entire amount of the payment to be applied directly to principal, until qualifying for return to performing status. Loans may be returned to performing status when all the principal and interest amounts contractually due are brought current (within 90 days past due), future payments are reasonably assured, and contractually required payments have been made on a timely basis for at least six consecutive months.

Charge-off
At the time a loan is placed on non-accrual status, it is generally reevaluated for expected loss and a specific reserve, if not already previously assigned, is established against the loan. Consumer term loans are typically charged-off no later than 120 days whereas consumer revolving credit loans are typically charged-off no later than 180 days. Although the goal for commercial and commercial real estate loans is for charge off not later than 180 days, a commercial or commercial real estate loan may not be fully charged off until there is reasonable certainty that no additional workout efforts, troubled debt restructurings or any other types of concession can or will be made by Financial.

Allowance for loan losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, historical and general components. The specific component relates to loans that are classified as doubtful or substandard. For such loans that are also classified as impaired, an allowance is established when the collateral value of the impaired loan or discounted cash flows is lower than the carrying value of that loan. The historical component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. A general component is maintained to cover uncertainties that could affect management's estimate of probable losses. The general component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general

Note 2 - Summary of significant accounting policies (continued)

losses in the portfolio. The qualitative factors used to derive the general component of the allowance may include but are not limited to:

1. Known improvement or deterioration in certain classes of loans or collateral;
2. Trends in portfolio volume, maturity, or composition;
3. Volume and trends in delinquencies and non-accruals;
4. Local economic and industrial conditions;
5. Lending, charge-off, and collection policies; and
6. Experience, ability, and depth of lending staff.

A loan is considered impaired when, based on current information and events, it is probable that Financial will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by evaluating the fair value of the underlying collateral.

Management considers the following four components when calculating its loan loss reserve requirement:

- In accordance with current accounting rules (ASC 310), the Bank performs an individual impairment analysis on all loans with a risk rating of substandard, doubtful, and loss (our internal risk ratings of 7 through 9). The Bank also performs individual loan analysis and assesses potential future losses associated with those relationships risk rated as special mention (our internal risk rating of 6).
- In accordance with current accounting rules (ASC 450), the Bank examines historical charge-off data by classification code in order to determine a portion of the reserve related to homogeneous pools. The Bank updates its historical charge-off data twice a year and adjusts the reserve accordingly.
- The Bank applies various risk factors, including, for example, levels of trends in delinquencies, current and expected economic conditions, and levels of and trends in recoveries of prior charge-offs.
- The Bank applies factors to determine the method by which to determine the general reserve for inherent losses related to the loan pool, including, for example, loan concentrations, policy and procedure changes, national and local economic trends and conditions, and overall portfolio quality.

Troubled debt restructurings

In situations where, for economic or legal reasons related to a borrower's financial condition, management may grant a concession to the borrower that it would not otherwise consider, the related loan is classified as a troubled

Note 2 - Summary of significant accounting policies (continued)

debt restructuring ("TDR"). Management strives to identify borrowers in financial difficulty early and work with them to modify their loan to more affordable terms before their loans reach nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. In cases where borrowers are granted new terms that provide for a reduction of either interest or principal, management measures any impairment on the restructuring as noted above for impaired loans. The Bank had $572 and $4,987 classified as TDRs as of December 31, 2012 and 2011, respectively.

Premises, equipment and depreciation

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets on the straight-line basis, which range from 3 to 7 years for equipment and 10 to 39.5 years for buildings and improvements. Leasehold improvements are amortized over a term which includes the remaining lease term and probable renewal periods. Land is carried at cost and is not depreciable. Expenditures for major renewals and betterments are capitalized and those for maintenance and repairs are charged to operating expenses as incurred.

Other real estate owned

Other real estate owned consists of properties acquired through foreclosure or deed in lieu of foreclosure. These properties are carried at fair market value less estimated costs to sell at the date of foreclosure. Losses from the acquisition of property in full or partial satisfaction of loans are charged against the allowance for loan losses. Subsequent write-downs, if any, are charged against expense. Gains and losses on the sales of foreclosed properties are included in determining net income in the year of the sale.

Transfers of financial assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank – put presumptively beyond reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Income taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than

(dollars in thousands, except per share data)

Note 2 - Summary of significant accounting policies (continued)

not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of income. At December 31,2012 and 2011, there were no liabilities recorded for unrecognized tax benefits.

Stock options

Current accounting guidance requires the costs resulting from all share-based payments to employees be recognized in the financial statements. Stock-based compensation is estimated at the date of grant, using the Black-Scholes option valuation model for determining fair value.

There were no options granted in 2012 or 2011.

ASC 718 Compensation - Stock Compensation requires Financial to estimate forfeitures when recognizing compensation expense and that this estimate of forfeitures be adjusted over the requisite service period or vesting schedule based on the extent to which actual forfeitures differ from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment, which is recognized in the period of change, and also will impact the amount of estimated unamortized compensation expense to be recognized in future periods.

As of December 31, 2012, all compensation expense related to the Company's option plan had been recognized. The Company's ability to grant additional option shares under the 1999 Plan has expired.

Earnings per share

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Reclassification

Certain 2011 amounts have been reclassified to conform to the 2012 presentation.

(dollars in thousands, except per share data)

Note 2 - Summary of significant accounting policies (continued)

Comprehensive income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains (losses) on securities available-for-sale.

Marketing

The Company expenses advertising costs as incurred. Advertising expenses were $328 and $261 for 2012 and 2011, respectively.

Note 3 - Restrictions on cash

To comply with Federal Reserve regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $3,819 and $1,732 for the weeks including December 31, 2012 and 2011, respectively.

Note 4 - Securities

A summary of the amortized cost and fair value of securities, with gross unrealized gains and losses, follows:

	December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held-to-maturity				
U.S. agency obligations	$ 3,075	$ 342	$ -	$ 3,417
Available-for-sale				
U.S. agency obligations	$ 22,980	$ 184	$ (95)	$ 23,069
Mortgage-backed securities	1,805	7	-	1,812
Municipals	22,099	780	(75)	22,804
Corporates	2,548	61	-	2,609
	$ 49,432	$ 1,032	$ (170)	$ 50,294

(dollars in thousands, except per share data)

Note 4 –Securities (continued)

	December 31, 2011			
	Amortized	Gross Unrealized		Fair
	Cost	Gains	Losses	Value
Held-to-maturity				
U.S. agency obligations	$ 8,133	$ 400	$ -	$ 8,533
Available-for-sale				
U.S. agency obligations	$ 25,416	$ 117	$ (48)	$ 25,485
Mortgage-backed securities	3,938	5	(4)	3,939
Municipals	19,062	241	(389)	18,914
	$ 48,416	$ 363	$ (441)	$ 48,338

Temporarily Impaired Securities

The following tables show the gross unrealized losses and fair value of the Bank's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2012 and 2011:

(dollars in thousands, except per share data)

Note 4 –Securities (continued)

December 31, 2012	**Less than 12 months**		**More than 12 months**		**Total**	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. agency obligations	$ 9,116	$ 95	$ -	$ -	$ 9,116	$ 95
Municipals	1,879	75	-	-	1,879	75
Total temporarily impaired securities	$ 10,995	$ 170	$ -	$ -	$ 10,995	$ 170

December 31, 2011	**Less than 12 months**		**More than 12 months**		**Total**	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
U.S. agency obligations	$ 13,593	$ 48	$ -	$ -	$ 13,593	$ 48
Mortgage-backed securities	985	4	-	-	985	4
Municipals	12,852	389	-	-	12,852	389
Total temporarily impaired securities	$ 27,430	$ 441	$ -	$ -	$ 27,430	$ 441

U.S. agency obligations. The unrealized losses on the 5 investments in U.S. agency obligations at December 31, 2012 were caused by interest rate increases. The contractual terms of those investments do no permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at December 31, 2012. Each of these 5 investments carries an investment grade rating of AA.

(dollars in thousands, except per share data)

Note 4 –Securities (continued)

Municipals. The unrealized losses on the 4 investments in municipal obligations at December 31, 2012 were caused by interest rate increases. The contractual terms of those investments do no permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Bank does not consider those investments to be other-than-temporarily impaired at December 31, 2012. Each of these 4 investments carries an investment grade rating of AA or above.

The amortized costs and fair values of securities at December 31, 2012, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity		Available-for-Sale	
	Amortized Cost	Fair Values	Amortized Cost	Fair Values
Due in one year or less	$ -	$ -	$ -	$ -
Due after one year through five years	-	-	979	980
Due after five years through ten years	2,062	2,369	12,063	12,264
Due after ten years	1,013	1,048	36,390	37,050
	$ 3,075	$ 3,417	$ 49,432	$ 50,294

The Bank sold $24,665 of securities available-for-sale in 2012. Gross realized gains amounted to $725 and gross realized losses amounted to $51. The Bank sold $44,671 of securities available-for-sale in 2011. Gross realized gains amounted to $1,228 and gross realized losses amounted to $46.

The amortized costs of securities pledged as collateral for public deposits and other short term borrowings were approximately $7,680 and $19,334 (fair value of $8,126 and $19,806) at December 31, 2012 and 2011, respectively.

Note 5 - Loans and allowance for loan losses

The allowance represents an amount that, in management's judgment, will be adequate to absorb any losses on existing loans that may become uncollectible. Management's judgment in determining the level of the allowance is based on evaluations of the collectability of loans while taking into consideration such factors as trends in delinquencies and charge-offs, changes in the nature and volume of the loan portfolio, current economic conditions that may affect a borrower's ability to repay and the value of collateral, overall portfolio quality and review of specific potential losses. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Management has an established methodology used to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in the loan portfolio. For purposes of determining the allowance for loan losses, the Bank has segmented certain loans in the portfolio by product type. Within these segments, the Bank has sub-segmented its portfolio by classes within the segments, based on the associated risks within these classes. The classifications set forth below do not correspond directly to the classifications set forth in the call report (Form FFIEC 041). Management has determined that the classifications set forth below are more appropriate for use in identifying and managing risk in the loan portfolio.

Loan Segments:	Loan Classes:
Commercial	Commercial and industrial loans
Commercial real estate	Commercial mortgages – owned occupied Commercial mortgages – non-owned occupied Commercial construction
Consumer	Consumer unsecured Consumer secured
Residential	Residential mortgages Residential consumer construction

The evaluation also considers the following risk characteristics of each loan segment:

- Commercial loans carry risks associated with the successful operation of a business because the repayment of these loans may be dependent upon the profitability and cash flows of the business or project. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much precision.

- Commercial real estate loans carry risks associated with a real estate project and other risks associated with the ownership of real estate. In addition, for real estate construction loans there is a risk that the project will not be finished according to schedule, the project will not be finished according to budget and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure unrelated to the project.

Note 5 - Loans and allowance for loan losses (continued)

- Consumer loans carry risks associated with the continued credit-worthiness of the borrower and the value of the collateral (e.g., rapidly-depreciating assets such as automobiles), or lack thereof. Consumer loans are more likely than real estate loans to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy. Unsecured consumer loans carry additional risks associated with the continued credit-worthiness of borrowers who may be unable to meet payment obligations.

- Residential mortgage and construction loans carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral. Equity lines of credit carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral.

The Bank's internal risk rating system is in place to grade commercial and commercial real estate loans. Category ratings are reviewed periodically by lenders and the credit review area of the Bank based on the borrower's individual situation. Additionally, internal and external monitoring and review of credits are conducted on an annual basis.

Below is a summary and definition of the Bank's risk rating categories:

RATING 1	Excellent
RATING 2	Above Average
RATING 3	Satisfactory
RATING 4	Acceptable / Low Satisfactory
RATING 5	Monitor
RATING 6	Special Mention
RATING 7	Substandard
RATING 8	Doubtful
RATING 9	Loss

Based on the above criteria, we segregate loans into the above categories for special mention, substandard, doubtful and loss from non-classified, or pass rated, loans. We review the characteristics of each rating at least annually, generally during the first quarter. The characteristics of these ratings are as follows:

Note 5 - Loans and allowance for loan losses (continued)

- "Pass." These are loans having risk ratings of 1 through 4. Pass loans are to persons or business entities with an acceptable financial condition, appropriate collateral margins, appropriate cash flow to service the existing loan, and an appropriate leverage ratio. The borrower has paid all obligations as agreed and it is expected that this type of payment history will continue. When necessary, acceptable personal guarantors support the loan.

- "Monitor." These are loans having a risk rating of 5. Monitor loans have currently acceptable risk but may have the potential for a specific defined weakness in the borrower's operations and the borrower's ability to generate positive cash flow on a sustained basis. The borrower's recent payment history may currently or in the future be characterized by late payments. The Bank's risk exposure is mitigated by collateral supporting the loan. The collateral is considered to be well-margined, well maintained, accessible and readily marketable.

- "Special Mention." These are loans having a risk rating of 6. Special Mention loans have weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the Bank's credit position at some future date. Special Mention loans are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. These loans do warrant more than routine monitoring due to a weakness caused by adverse events.

- "Substandard." These are loans having a risk rating of 7. Substandard loans are considered to have specific and well-defined weaknesses that jeopardize the viability of the Bank's credit extension. The payment history for the loan has been inconsistent and the expected or projected primary repayment source may be inadequate to service the loan. The estimated net liquidation value of the collateral pledged and/or ability of the personal guarantor(s) to pay the loan may not adequately protect the Bank. There is a distinct possibility that the Bank will sustain some loss if the deficiencies associated with the loan are not corrected in the near term. A substandard loan would not automatically meet our definition of impaired unless the loan is significantly past due and the borrower's performance and financial condition provide evidence that it is probable that the Bank will be unable to collect all amounts due.

- "Doubtful." These are loans having a risk rating of 8. Doubtful rated loans have all the weaknesses inherent in a loan that is classified substandard but with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The possibility of loss is high.

- "Loss." These are loans having a risk rating of 9. Loss rated loans are not considered collectible under normal circumstances and there is no realistic expectation for any future payment on the loan. Loss rated loans are fully charged off.

(dollars in thousands, except per share data)

Note 5 - Loans and allowance for loan losses (continued)

The Bank grants primarily commercial, real estate, and installment loans to customers throughout its market area, which consists primarily of Region 2000 which includes the counties of Amherst, Appomattox, Bedford and Campbell and the cities of Bedford and Lynchburg, Virginia. The real estate portfolio can be affected by the condition of the local real estate market. The commercial and installment loan portfolio can be affected by the local economic conditions.

A summary of loans, net is as follows:

	December 31,	
	2012	2011
Commercial	$ 55,084	$ 59,623
Commercial real estate	153,416	150,622
Consumer	70,639	72,488
Residential	46,318	41,633
Total loans	325,457	324,366
Less allowance for loan losses	5,535	5,612
Net loans	$ 319,922	$ 318,754

The amount of overdrafts reclassified as loans was $11 and $14 as of December 31, 2012 and 2011, respectively.

The Company's officers, directors and their related interests have various types of loan relationships with the Bank. The total outstanding balances of these related party loans at December 31, 2012 and 2011 were $9,606 and $9,187 respectively (the December 31, 2011 balance has been adjusted to reflect executive officers added during 2012). During 2012, new loans and advances amounted to $3,186 and repayments amounted to $2,767. Management believes the terms and interest rates of these loans are similar to those for comparable loans with other borrowers of the Bank.

Note 5 - Loans and allowance for loan losses (continued)

The following tables set forth information regarding impaired and non-accrual loans as of December 31, 2012 and 2011:

Financing Receivables on Non-Accrual Status
(Dollars in Thousands)

	As of December 31,	
	2012	**2011**
Commercial	$ 2,100	$ 3,570
Commercial Real Estate:		
Commercial Mortgages-Owner Occupied	1,431	1,610
Commercial Mortgages-Non-Owner Occupied	853	2,793
Commercial Construction	849	782
Consumer		
Consumer Unsecured	-	-
Consumer Secured	-	415
Residential:		
Residential Mortgages	1,113	1,205
Residential Consumer Construction	-	-
Totals	$ 6,346	$ 10,375

BANK OF THE JAMES FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(dollars in thousands, except per share data)

Note 5 - Loans and allowance for loan losses (continued)

2012	Impaired Loans For the Period Ending December 31, 2012				
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With No Related Allowance Recorded:					
Commercial	$ 2,530	$ 2,683	$ -	$ 2,944	$ 30
Commercial Real Estate					
Commercial Mortgages-Owner Occupied	2,592	2,754	-	2,402	167
Commercial Mortgage Non-Owner	6,369	6,528	-	5,625	330
Commercial Construction	740	742	-	922	52
Consumer					
Consumer Unsecured	-	-	-	-	-
Consumer Secured	469	554	-	381	34
Residential					
Residential Mortgages	2,138	2,263	-	1,500	112
Residential Consumer Construction	-	-	-	-	-
With an Allowance Recorded:					
Commercial	$ 620	$ 780	$ 373	$ 1,794	$ 42
Commercial Real Estate					
Commercial Mortgages-Owner Occupied	3,671	3,869	525	3,094	226
Commercial Mortgage Non-Owner	840	842	189	1,715	42
Commercial Construction	823	1,048	94	1,262	2
Consumer					
Consumer Unsecured	1	1	1	1	-
Consumer Secured	530	530	195	736	35
Residential					
Residential Mortgages	1,015	1,303	160	1,469	42
Residential Consumer Construction	-	-	-	-	-
Totals:					
Commercial	$ 3,150	$ 3,463	$ 373	$ 4,738	$ 72
Commercial Real Estate					
Commercial Mortgages-Owner Occupied	6,263	6,623	525	5,496	393
Commercial Mortgage Non-Owner	7,209	7,370	189	7,340	372
Commercial Construction	1,563	1,790	94	2,184	54
Consumer					
Consumer Unsecured	1	1	1	1	-
Consumer Secured	999	1,084	195	1,117	69
Residential					
Residential Mortgages	3,153	3,566	160	2,969	154
Residential Consumer Construction	-	-	-	-	-
	$ 22,338	$ 23,897	$ 1,537	$ 23,845	$ 1,114

(dollars in thousands, except per share data)

Note 5 - Loans and allowance for loan losses (continued)

	Impaired Loans For the Year Ended December 31, 2011				
2011	**Recorded Investment**	**Unpaid Principal Balance**	**Related Allowance**	**Average Recorded Investment**	**Interest Income Recognized**
With No Related Allowance Recorded:					
Commercial	$ 3,357	$ 3,570	$ -	$ 8,978	$ 118
Commercial Real Estate					
Commercial Mortgages-Owner Occupied	2,211	3,108	-	2,457	124
Commercial Mortgage Non-Owner Occupied	4,880	5,170	-	5,418	227
Commercial Construction	1,103	1,103	-	984	38
Consumer					
Consumer Unsecured	-	-	-	-	-
Consumer Secured	293	642	-	330	6
Residential					
Residential Mortgages	862	1,007	-	633	15
Residential Consumer Construction	-	-	-	33	-
With An Allowance Recorded:					
Commercial	$ 2,968	$ 3,052	$ 440	$ 2,170	$ 106
Commercial Real Estate					
Commercial Mortgages-Owner Occupied	2,516	2,686	555	3,815	137
Commercial Mortgage Non-Owner Occupied	2,590	3,129	228	1,858	117
Commercial Construction	1,700	1,964	275	2,454	42
Consumer					
Consumer Unsecured	-	-	-	286	-
Consumer Secured	942	1,021	357	699	49
Residential					
Residential Mortgages	1,922	2,180	128	1,847	89
Residential Consumer Construction	-	-	-	-	-
Totals:					
Commercial	$ 6,325	$ 6,622	$ 440	$ 11,147	$ 224
Commercial Real Estate					
Commercial Mortgages-Owner Occupied	4,727	5,794	555	6,272	261
Commercial Mortgage Non-Owner Occupied	7,470	8,299	228	7,275	344
Commercial Construction	2,803	3,067	275	3,438	80
Consumer					
Consumer Unsecured	-	-	-	286	-
Consumer Secured	1,235	1,663	357	1,029	55
Residential					
Residential Mortgages	2,784	3,187	128	2,480	104
Residential Consumer Construction	-	-	-	33	-
	$ 25,344	$ 28,632	$ 1,983	$ 31,960	$ 1,068

(dollars in thousands, except per share data)

Note 5 - Loans and allowance for loan losses (continued)

The following tables sets forth the allowance for loan losses activity for the years ended December 31, 2012 and 2011:

	Allowance for Credit Losses and Recorded Investment in Financing Receivables For the Year Ended December 31, 2012				
2012	**Commercial**	**Commercial Real Estate**	**Consumer**	**Residential**	**Total**
Allowance for Credit Losses:					
Beginning Balance	$ 892	$ 2,677	$ 1,486	$ 557	$ 5,612
Charge-offs	(739)	(1,061)	(697)	(102)	(2,599)
Recoveries	18	129	77	9	233
Provision	816	1,104	191	178	2,289
Ending Balance	$ 987	$ 2,849	$ 1,057	$ 642	$ 5,535
Ending Balance: Individually evaluated for impairment	$ 373	$ 808	$ 196	$ 160	$ 1,537
Ending Balance: Collectively evaluated for impairment	614	2,041	861	482	3,998
Totals:	$ 987	$ 2,849	$ 1,057	$ 642	$ 5,535
Financing Receivables:					
Ending Balance: Individually evaluated for impairment	$ 3,150	$ 15,035	$ 1,000	$ 3,153	$ 22,338
Ending Balance: Collectively evaluated for impairment	51,934	138,381	69,639	43,165	303,119
Totals:	$ 55,084	$ 153,416	$70,639	$ 46,318	$ 325,457

(dollars in thousands, except per share data)

Note 5 - Loans and allowance for loan losses (continued)

	Allowance for Credit Losses and Recorded Investment in Financing Receivables For the Year Ended December 31, 2011				
2011	**Commercial**	**Commercial Real Estate**	**Consumer**	**Residential**	**Total**
Allowance for Credit Losses:					
Beginning Balance	$ 473	$ 2,897	$ 1,207	$ 890	$ 5,467
Charge-offs	(702)	(2,738)	(817)	(459)	(4,716)
Recoveries	16	3	31	4	54
Provision	1,105	2,515	1,065	122	4,807
Ending Balance	$ 892	$ 2,677	1,486	$ 557	$ 5,612
Ending Balance: Individually evaluated for impairment	$ 440	$ 1,058	$ 357	$ 128	$ 1,983
Ending Balance: Collectively evaluated for impairment	452	1,619	1,129	429	3,629
Totals:	$ 892	$ 2,677	$ 1,486	$ 557	$ 5,612
Financing Receivables:					
Ending Balance: Individually evaluated for impairment	$ 6,325	$ 15,000	$ 1,235	2,784	$ 25,344
Ending Balance: Collectively evaluated for impairment	53,298	135,622	71,253	38,849	299,022
Totals:	$ 59,623	$ 150,622	$ 72,488	$ 41,633	$324,366

(dollars in thousands, except per share data)

Note 5 - Loans and allowance for loan losses (continued)

Age Analysis of Past Due Financing Receivables as of December 31, 2012

2012	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days & Accruing
Commercial	$ 223	$ 14	$ 2,100	$ 2,337	$ 52,747	$ 55,084	$ -
Commercial Real Estate:							
Commercial Mortgages-Owner Occupied	351	-	168	519	59,412	59,931	-
Commercial Mortgages-Non-Owner Occupied	559	50	853	1,462	82,654	84,116	-
Commercial Construction	547	-	849	1,396	7,973	9,369	-
Consumer:							
Consumer Unsecured	2	8	-	10	3,494	3,504	-
Consumer Secured	193	-	-	193	66,942	67,135	-
Residential:							
Residential Mortgages	590	68	472	1,130	40,290	41,420	-
Residential Consumer Construction	-	-	-	-	4,898	4,898	-
Total	$ 2,465	$ 140	$ 4,442	$ 7,047	$ 318,410	$ 325,457	$ -

Age Analysis of Past Due Financing Receivables as of December 31, 2011

2011	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days & Accruing
Commercial	$ 532	$ 26	$ 3,570	$ 4,128	$ 55,495	$ 59,623	$ -
Commercial Real Estate:							
Commercial Mortgages-Owner Occupied	2,614	130	1,610	4,354	56,400	60,754	-
Commercial Mortgages-Non-Owner Occupied	504	72	2,793	3,369	74,520	77,889	-
Commercial Construction	782	-	424	1,206	10,773	11,979	-
Consumer:							
Consumer Unsecured	6	-	-	6	3,231	3,237	-
Consumer Secured	202	277	415	894	68,357	69,251	-
Residential:							
Residential Mortgages	523	162	863	1,548	37,450	38,998	-
Residential Consumer Construction	-	-	-	-	2,635	2,635	-
Total	$ 5,163	$ 667	$ 9,675	$ 15,505	$ 308,861	$ 324,366	$ -

(dollars in thousands, except per share data)

Note 5 - Loans and allowance for loan losses (continued)

Credit Loss Disclosures
Credit Quality Information - by Class
December 31, 2012

2012	**Pass**	**Monitor**	**Special Mention**	**Substandard**	**Doubtful**	**Totals**
Commercial	$ 49,162	$ 1,422	$ 1,350	$ 3,150	$ -	$ 55,084
Commercial Real Estate:						
Commercial Mortgages-Owner Occupied	49,717	2,952	1,000	6,262	-	59,931
Commercial Mortgages-Non-Owner Occupied	72,120	2,212	2,576	7,208	-	84,116
Commercial Construction	7,806	-	-	1,563	-	9,369
Consumer						
Consumer Unsecured	3,503	-	-	1	-	3,504
Consumer Secured	63,948	1,343	867	977	-	67,135
Residential:						
Residential Mortgages	37,784	-	483	3,153	-	41,420
Residential Consumer Construction	4,898	-	-	-	-	4,898
Totals	$ 288,938	$ 7,929	$ 6,276	$ 22,314	$ -	$ 325,457

Credit Loss Disclosures
Credit Quality Information - by Class
December 31, 2011

2011	**Pass**	**Monitor**	**Special Mention**	**Substandard**	**Doubtful**	**Totals**
Commercial	$ 47,021	$ 3,978	$ 2,901	$ 5,723	$ -	$ 59,623
Commercial Real Estate:						
Commercial Mortgages-Owner Occupied	48,622	3,003	4,696	4,283	150	60,754
Commercial Mortgages-Non-Owner Occupied	63,934	3,326	3,159	7,470	-	77,889
Commercial Construction	9,000	176	-	2,803	-	11,979
Consumer						
Consumer Unsecured	3,237	-	-	-	-	3,237
Consumer Secured	67,295	488	304	1,164	-	69,251
Residential:						
Residential Mortgages	35,109	557	548	2,784	-	38,998
Residential Consumer Construction	2,635	-	-	-	-	2,635
Totals	$ 276,853	$ 11,528	$ 11,608	$ 24,227	$ 150	$ 324,366

(dollars in thousands, except per share data)

Note 5 - Loans and allowance for loan losses (continued)

Troubled Debt Restructurings (TDRs)

For the Year Ended December 31, 2012

Troubled Debt Restructurings	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial Real Estate	3	$572	$572

The two contracts above were modified in the form of interest rate reductions. After modification, each loan was individually reevaluated for impairment. As a result of the evaluation, it was determined that there was no additional impact to the allowance for loan loss.

For the Year Ended December 31, 2012

Troubled Debt Restructurings That Subsequently Defaulted	Number of Contracts	Recorded Investment
Commercial Real Estate	3	$ 798

For the Year Ended December 31, 2011

Troubled Debt Restructurings	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial Real Estate	5	$2,718	$2,718

The five contracts referenced above were modified in the form of interest rate reductions. After modification, each loan was individually reevaluated for impairment. As a result of the evaluation, it was determined that there was no additional impact to the allowance for loan loss.

For the Year Ended December 31, 2011

Troubled Debt Restructurings That Subsequently Defaulted	Number of Contracts	Recorded Investment
Commercial	2	$ 3,596
Consumer	1	30
Total	3	$ 3,626

(dollars in thousands, except per share data)

Note 6 - Other real estate owned

At December 31, 2012 and 2011, OREO was $2,112 and $3,253, respectively. OREO is primarily comprised of residential properties and non-residential properties associated with commercial relationships, and are located in Virginia. The following table represents the changes in OREO balance in 2012 and 2011.

OREO Changes

	Year Ended December 31,	
	2012	**2011**
Balance at the beginning of the year (net)	$ 3,253	$ 3,440
Transfers from Loans	2,070	4,619
Capitalized Costs	5	20
Write-downs to OREO expense	(650)	(395)
Sales	(2,489)	(3,944)
(Loss) on disposition	(77)	(487)
Balance at the end of the year (net)	$ 2,112	$ 3,253

The following table sets forth the OREO expenses in 2012 and 2011

OREO Expense

	Year Ended December 31,	
	2012	**2011**
Loss on disposition	$ 77	$ 487
Write-downs	650	395
Expenses	71	139
Total	$ 798	$ 1,021

Note 7 – Premises and equipment

Property and equipment at December 31, 2012 and 2011 are summarized as follows:

	December 31,	
	2012	**2011**
Land	$ 2,235	$ 2,235
Building and improvements	5,158	5,092
Construction in progress	542	594
Furniture and equipment	5,033	4,927
Leasehold improvements	1,520	1,470
	14,508	14,318
Less accumulated depreciation	6,168	5,583
Net property and equipment	$ 8,340	$ 8,735

Total depreciation expense for the years ended December 31, 2012 and 2011 was $681 and $715, respectively.

(dollars in thousands, except per share data)

Note 8 - Deposits

A summary of deposit accounts is as follows:

	December 31,	
	2012	**2011**
Demand		
Noninterest bearing	$ 66,917	$ 55,569
Interest bearing	100,067	65,781
Savings	139,745	164,605
Time, $100,000 or more	36,558	34,220
Other time	55,728	54,059
	$ 399,015	$ 374,234

At December 31, 2012, maturities of time deposits are scheduled as follows:

Year Ending December 31,	Amount
2013	$ 43,338
2014	17,385
2015	19,074
2016	4,392
2017	8,097
	$ 92,286

The Bank held related party deposits of $3,708 and $2,936 at December 31, 2012 and 2011, respectively.

Note 9 – Business Segments

The Company has two reportable business segments: (i) a traditional full service community banking segment and, (ii) a mortgage loan origination business. The community banking business segment includes Bank of the James which provides loans, deposits, investments and insurance to retail and commercial customers throughout Region 2000. The mortgage segment provides a variety of mortgage loan products principally within Region 2000. Mortgage loans are originated and sold in the secondary market through purchase commitments from investors. Because of the pre-arranged purchase commitments, there is minimal risk to the Company.

Both of the Company's reportable segments are service based. The mortgage business is a fee-based business while the Bank's primary source of revenue is net interest income. The Bank also provides a referral network for the mortgage origination business. The mortgage business may also be in a position to refer its customers to the Bank for banking services when appropriate.

Information about reportable business segments and reconciliation of such information to the consolidated financial statements for Years ended December 31, 2012 and 2011 was as follows (dollars in thousands):

Business Segments

	Community Banking	Mortgage	Total
For the year ended December 31, 2012			
Net interest income	$ 15,737	$ -	$ 15,737
Provision for loan losses	2,289	-	2,289
Net interest income after provision for loan losses	13,448	-	13,448
Noninterest income	2,361	1,257	3,618
Noninterest expenses	13,404	987	14,391
Income before income taxes	2,405	270	2,675
Income tax expense	451	92	543
Net income	$ 1,954	$ 178	$ 2,132
Total assets	$ 440,422	$ 959	$ 441,381
For the year ended December 31, 2011			
Net interest income	$ 15,327	$ -	$ 15,327
Provision for loan losses	4,807	-	4,807
Net interest income after provision for loan losses	10,520	-	10,520
Noninterest income	2,638	1,042	3,680
Noninterest expenses	12,810	883	13,693
Income before income taxes	348	159	507
Income tax expense	(147)	54	(93)
Net income	$ 495	$ 105	$ 600
Total assets	$ 426,936	$ 500	$ 427,436

Note 10 – Capital notes

During the third quarter of 2012, Financial closed the private placement of unregistered debt securities (the "2012 Offering") pursuant to which Financial issued $10,000,000 in principal of notes (the "2012 Notes"). The 2012 Notes have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The 2012 Notes bear interest at the rate of 6% per year with interest payable quarterly in arrears. The 2012 Notes mature on April 1, 2017, but are subject to prepayment in whole or in part on or after April 1, 2013 at Financial's sole discretion on 30 days written notice to the holders. Financial used $7,000,000 of the proceeds from the 2012 Offering in April to pay on maturity the principal due on notes issued in 2009.

Note 11 – Other borrowings

Short-term borrowings consist of the following at December 31, 2012 and 2011:

(dollars in thousands)	**As of December 31,**	
Short Term:	**2012**	**2011**
Securities sold under agreements to repurchase		
Balance at end of year	$ -	$ 8,379
Maximum month-end outstanding balance	8,498	$ 9,204
Average outstanding balance during the year	1,638	8,383
Average interest rate during the year	0.92%	0.89%
Average interest rate at end of year	-	0.91%

Short-term borrowings consist of securities sold under agreements to repurchase, which are secured transactions with customers and generally mature the day following the date sold. Short-term borrowings may also include Federal funds purchased, which are unsecured overnight borrowings from other financial institutions. The Dodd-Frank Act repealed the federal prohibition on the payment of interest on commercial demand deposits. As a result, the Bank discontinued offering sweep accounts (repurchase agreements) to its commercial customers during the second quarter of 2012 and these accounts were reclassified as interest-bearing checking accounts.

Unsecured federal fund lines and their respective limits are maintained with the following institutions: Community Bankers' Bank, $11,000, Zions Bank, $4,000, and Suntrust Bank, $3,000. In addition, the Bank maintains a $3,000 reverse repurchase agreement with Suntrust whereby securities may be pledged as collateral in exchange for funds for a minimum of 30 days with a maximum of 90 days. The Bank also maintains a secured federal funds line with Community Bankers' Bank whereby it may pledge securities as collateral with no specified minimum or maximum amount or term.

The Bank is also a member of the Federal Home Loan Bank of Atlanta ("FHLBA"). The Bank's available credit through the FHLBA is $86,280 as of December 31, 2012, the most recent calculation. Of this amount the Bank has borrowed $2,000 under the following terms:

(dollars in thousands, except per share data)

Note 11 – Other borrowings (continued)

Amount	Type	Rate	Ultimate Maturity Date
$ 2,000	Fixed rate credit	3.785%	4/15/2015

Note 12 - Income taxes

The Company files income tax returns in the U.S. federal jurisdiction and the state of Virginia. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2009.

Income tax expense attributable to income before income tax expense is summarized as follows:

	December 31, 2012	December 31, 2011
Current federal income tax expense	$ 1,045	$ (98)
Deferred federal income tax expense (benefit)	(312)	195
Tax credits	(190)	(190)
Income tax expense (benefit)	$ 543	$ (93)

Income tax expense differed from amounts computed by applying the U.S. Federal income tax rate of 34% to income before income tax expense as a result of the following:

	2012	2011
Computed "expected" income tax provision	$ 910	$ 172
Increase (reduction) in income tax resulting from:		
Non-taxable income	(186)	(86)
Non-deductible expenses	9	11
Tax credits	(190)	(190)
Income tax expense (benefit)	$ 543	$ (93)

(dollars in thousands, except per share data)

Note 12 - Income taxes (continued)

The tax effects of temporary differences result in deferred tax assets and liabilities as presented below:

	2012	2011
Deferred tax assets		
Allowance for loan losses	$ 1,121	$ 1,223
Unrealized loss on available-for-sale securities	-	28
OREO	218	-
Non-accrual interest	293	-
Carryover of tax credits	243	325
Gross deferred tax assets	1,875	1,576
Deferred tax liabilities		
Depreciation	179	169
Unrealized gain on available-for-sale securities	293	-
Other	20	16
Prepaid expenses	16	16
Gross deferred tax liabilities	508	201
Net deferred tax asset	$ 1,367	$ 1,375

Note 13 – Earnings per share

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity.

The basic and diluted earnings per share calculations are as follows:

	2012	2011
Numerator:		
Net income available to stockholders	$ 2,132	$ 600
Basic EPS weighted average shares outstanding	3,343,210	3,324,915
Effect of dilutive securities:		
Incremental shares attributable to Stock Option Plan	297	-
Diluted EPS weighted-average shares outstanding	3,343,507	3,324,915
Basic earnings (loss) per share	$ 0.64	$ 0.18
Diluted earnings (loss) per share	$ 0.64	$ 0.18

(dollars in thousands, except per share data)

Note 13 – Earnings per share (continued)

In 2011, all 216,886 option shares were excluded from the 2011 earnings per share calculation because their effects were anti-dilutive. In 2012, 175,069 option shares were excluded from the 2012 earnings per share calculation because their effects were ant-dilutive.

Note 14 – Retirement plans

Defined contribution benefit plan. The Company adopted a 401(k) defined contribution plan on October 1, 2000, which is administered by the Virginia Bankers' Association. Participants have the right to contribute up to a maximum of 19% of pretax annual compensation or the maximum allowed under Section 401(g) of the Internal Revenue Code, whichever is less. In 2012 and 2011, the Company did not make any contributions to the plan.

Supplemental Executive Retirement Plan. A Supplemental Executive Retirement Plan (SERP) was established to provide participating executives (as determined by the Company's Board of Directors) with benefits that cannot be provided under the 401(k) as a result of limitations imposed by the Internal Revenue Code. The SERP will also provide benefits to eligible employees or their survivors , as applicable, if they die, retire, or are terminated under certain circumstances. SERP expense totaled $129,000 and $101,000 for the years ended December 31, 2012 and 2011, respectively.
The Company funds the plan through a modified endowment contract. Income recorded for the plan represents life insurance income as recorded based on the projected increases in cash surrender values of life insurance policies. As of December 31, 2012 and 2011, the life insurance policies had cash surrender values of approximately $8,931,000 and $8,609,000, respectively.

Note 15 – Stock option plan

On October 21, 1999, the Board of Directors adopted the "1999 Stock Option Plan" for officers and employees. The ability to grant shares under the 1999 Stock Option Plan expired on October 21, 2009. The plan expired with 25,832 shares not granted.

Stock option plan activity for the year ended December 31, 2012 is summarized below:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Average Intrinsic Value
Options outstanding, January 1, 2012	216,886	$ 8.83		
Granted	-	-		
Exercised	(10,307)	5.20		
Forfeited	(31,213)	$ 5.36		
Options outstanding, December 31, 2012	175,366	9.66	2.1	$ -
Options exercisable, December 31, 2012	175,366	$ 9.66	2.1	$ -

(dollars in thousands, except per share data)

Note 15 – Stock option plan (continued)

The total approximate value of in-the-money options exercised during 2012 and 2011 respectively was $5 and $9. There is no additional unrecognized compensation expense related to option awards associated with the 1999 Stock Option Plan.

The following is summarized information concerning currently outstanding and exercisable options as adjusted for all stock dividends previously declared and paid:

Options Outstanding and Exercisable					
Range of Exercise Prices ($)			Number of Options	Remaining Contractual Life	Weighted Average Exercise Price ($)
6.71	to	7.73	60,541	1.3 years	7.63
9.55	to	10.84	45,623	1.9 years	9.62
11.45	to	12.79	69,202	3.0 years	11.46
6.71	to	12.79	175,366	2.1 years	9.66

Note 16 – Stockholders' equity

The Bank is subject to certain legal and regulatory restrictions on the amount of cash dividends it may declare.

All per share amounts have been adjusted to reflect all prior stock dividends and splits.

Note 17 - Regulatory matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2012 that the Bank meets all capital adequacy requirements to which it is subject. The Bank's actual regulatory capital amounts and ratios for December 31, 2012 and 2011 are also presented in the table below.

As of December 31, 2012, the most recent notification from the Federal Reserve Bank of Richmond categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.

(dollars in thousands, except per share data)

Note 17 - Regulatory matters (continued)

To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The capital ratios for the Bank for 2012 and 2011 are set forth in the following table:

	December 31, 2012					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$40,137	12.40%	$25,892	> 8.00%	$32,366	> 10.00%
Tier I capital (to risk-weighted assets)	$36,073	11.15%	$12,946	> 4.00%	$19,419	> 6.00%
Tier I capital (leverage) (to average assets)	$36,073	8.41%	$17,154	> 4.00%	$21,443	> 5.00%

	December 31, 2011					
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$37,452	11.79%	$25,415	> 8.00%	$31,768	> 10.00%
Tier I capital (to risk-weighted assets)	$33,461	10.53%	$12,707	> 4.00%	$19,061	> 6.00%
Tier I capital (leverage) (to average assets)	$33,461	7.82%	$17,107	> 4.00%	$21,384	> 5.00%

Note 17 - Regulatory matters (continued)

The above tables set forth the capital position and analysis for the Bank only. Because total assets on a consolidated basis are less than $500,000, Financial is not subject to the consolidated capital requirements imposed by the Bank Holding Company Act. Consequently, Financial does not calculate its financial ratios on a consolidated basis. If calculated, the capital ratios for the Company on a consolidated basis would no longer be comparable to the capital ratios of the Bank because the proceeds of the private placement do not qualify as equity capital on a consolidated basis.

(dollars in thousands, except per share data)

Note 18 – Contingent liabilities

The Bank rents, under non-cancelable leases, three of its banking facilities and one mortgage production office. The original lease for 615 Church Street expired on July 31, 2009. On August 1, 2009, the Bank elected to enter into a new 10 year lease for this property. The Bank has 6.5 years remaining on this lease.

The Bank entered into a lease agreement for 828 Main Street with Jamesview Investments, LLC of which a Board member is a 100% owner. The initial term of the lease is 10 years with two five year renewal options for a total of 20 years. The Bank has 11.5 years remaining on this lease including option periods. The total expense to be incurred by the Bank over the course of the lease, including options to extend, is $4,277.

In December 2005, the Bank entered into a lease agreement for 4935 Boonsboro Road with Forehand Family Limited Partnership. The initial term of the lease is 5 years with two five year renewal options for a total of 15 years. The Bank has 8 years remaining on this lease including one remaining option period.

In September 2008, the Bank entered into a lease agreement for a potential future branch facility located at 1152 Hendricks Store Road, Moneta, Virginia. The initial term of the lease is five years with one five year renewal option for a total of 10 years. The property is currently being utilized as a seasonal mortgage origination office. The Bank has 0.6 years remaining on the initial five year term of the lease.

Rental expenses under operating leases were $498 and $486 for the years ended December 31, 2012 and 2011, respectively.

The current minimum annual rental commitments under the non-cancelable leases in effect at December 31, 2012 are as follows:

Year Ending	Amount
2013	546
2014	417
2015	240
2016	196
2017	202
Thereafter	332
	$ 1,933

Note 19 - Financial instruments with off-balance-sheet risk

The Bank is not a party to derivative financial instruments with off-balance-sheet risks such as futures, forwards, swaps and options. The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These instruments may involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

(dollars in thousands, except per share data)

Note 19 - Financial instruments with off-balance-sheet risk (continued)

Credit risk is defined as the possibility of sustaining a loss because the other party to a financial instrument fails to perform in accordance with the terms of the contract. The Bank's maximum exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of the instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank requires collateral or other security to support financial instruments when it is deemed necessary. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Types of collateral vary but may include marketable securities, accounts receivable, inventory, and property, plant and equipment.

Financial instruments whose contract amounts represent credit risk are as follows:

	Contract Amounts at December 31,	
	2012	2011
Commitments to extend credit	$ 60,545	$ 51,153
Standby letters of credit	$ 1,653	$ 2,574

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. The credit risk involved in issuing standby letters of credit is generally less than that involved in extending loans to customers because the Bank generally holds deposits equal to the commitment. Management does not anticipate any material losses as a result of these transactions.

Note 20 – Concentration of credit risk

The Bank has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Bank's customers are residents or operate business ventures in its market area consisting primarily of the Lynchburg metropolitan area. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Bank's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

The Bank maintains a significant portion of its cash balances with one financial institution. At December 31, 2012, accounts at this institution were 100% secured by the Federal Deposit Insurance Corporation as a result of

Note 20 – Concentration of credit risk (continued)

the temporary FDIC insurance limit increases promulgated by the Emergency Economic Stabilization Act of 2008. The temporary FDIC limits were allowed to expire as of January 1, 2013. Uninsured cash balances were approximately $1,475 and $398, which consisted of the total balances in 2 accounts at the Federal Home Loan Bank of Atlanta, at December 31, 2012 and 2011, respectively.

Note 21 – Fair value measurements

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic of FASB ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

- Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

(dollars in thousands, except per share data)

Note 21 – Fair value measurements (continued)

Securities

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flow.

Level 2 securities would include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset backed and other securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Currently, all of the Company's securities are considered to be Level 2 securities.
The following table summarizes the Company's financial assets that were measured at fair value on a recurring basis during the period.

		Carrying Value at December 31, 2012		
Description	**Balance as of December 31, 2012**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
U.S. agency obligations	$ 23,069	$ -	$ 23,069	$ -
Mortgage-backed securities	1,812	-	1,812	-
Municipals	22,804	-	22,804	-
Corporates	2,609	-	2,609	-
Total available-for-sale securities	$ 50,294	$ -	$ 50,294	$ -

		Carrying Value at December 31, 2011		
Description	**Balance as of December 31, 2011**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
U.S. agency obligations	$ 25,485	$ -	$ 25,485	$ -
Mortgage-backed securities	3,939	-	3,939	-
Municipals	18,914	-	18,914	-
Total available-for-sale securities	$ 48,338	$ -	$ 48,338	$ -

Note 21 – Fair value measurements (continued)

Loans held for sale

Loans held for sale are required to be measured in a lower of cost or fair value. Under ASC 820, market value is to represent fair value. Management obtains quotes or bids on all or part of these loans directly from the purchasing financial institutions. Premiums received or to be received on the quotes or bids are indicative of the fact that cost is lower than fair value.

Impaired loans

ASC 820 applies to loans measured for impairment at an observable market price (if available), or at the fair value of the loan's collateral (if the loan is collateral dependent). Fair value of the loan's collateral, when the loan is dependent on collateral, is determined by appraisals or independent valuation which is then adjusted for the cost related to liquidation of the collateral.

Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Bank using observable market data The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business's financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income. The carrying values of all impaired loans are considered to be Level 3.

Other Real Estate Owned

Certain assets such as other real estate owned (OREO) are measured at fair value less cost to sell. We believe that the fair value component in its valuation follows the provisions of ASC 820.

Real estate acquired through foreclosure is transferred to other real estate owned ("OREO"). The measurement of loss associated with OREO is based on the fair value of the collateral less anticipated selling costs compared to the unpaid loan balance. The value of OREO collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Bank using observable market data.

(dollars in thousands, except per share data)

Note 21 – Fair value measurements (continued)

Any fair value adjustments are recorded in the period incurred and expensed against current earnings. The carrying values of all OREO are considered to be Level 3.

The following table summarizes the Company's impaired loans and OREO measured at fair value on a nonrecurring basis during the period.

		Carrying Value at December 31, 2012		
Description	**Balance as of December 31, 2012**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Impaired loans*	$ 6,836	$ -	$ -	$ 6,836
Loans held for sale	$ 904	$ -	$ 904	$ -
Other real estate	$ 2,112	$ -	$ -	$ 2,112

*Includes loans charged down during the year to the net realizable value of the collateral.

		Carrying Value at December 31, 2011		
Description	**Balance as of December 31, 2011**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Impaired loans*	$ 10,655	$ -	$ -	$ 10,655
Loans held for sale	$ 434	$ -	$ 434	$ -
Other real estate	$ 3,253	$ -	$ -	$ 3,253

*Includes loans charged down during the year to the net realizable value of the collateral.

The following table sets forth information regarding the quantitative inputs used to value assets classified as Level 3:

Note 21 – Fair value measurements (continued)

Quantitative information about Level 3 Fair Value Measurements for December 31, 2012
(dollars in thousands)

	Fair Value	Valuation Technique(s)	Unobservable Input	Range (Weighted Average)
Impaired loans	$ 6,836	Discounted appraised value	Selling cost	5% - 10% (6%)
			Discount for lack of marketability and age of appraisal	0% - 25% (15%)
OREO	$ 2,112	Discounted appraised value	Selling cost	5% - 10% (6%)
			Discount for lack of marketability and age of appraisal	0% - 25% (15%)

Financial Instruments

Cash, cash equivalents and federal funds sold

The carrying amounts of cash and short-term instruments approximate fair values.

Securities

Fair values of securities, excluding Federal Reserve Bank stock, Federal Home Loan Bank stock, and Community Bankers' Bank stock are based on quoted market prices.

Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed rate loans are based on quoted market prices of similar loans adjusted for differences in loan characteristics. Fair values for other loans such as commercial real estate and commercial and industrial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of impaired loans are estimated as described above. The carrying values of all loans are considered to be Level 3.

Bank owned life insurance (BOLI)

The carrying amount approximates fair value. The carrying values of all BOLI is considered to be Level 2.

Deposits

Fair values disclosed for demand deposits (e.g., interest and noninterest checking, savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed rate certificates of deposit are estimated using discounted cash flow analyses that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits. The carrying values of all deposits are considered to be Level 2.

Note 21 – Fair value measurements (continued)

FHLB borrowings

The fair value of FHLB borrowings is estimated using discounted cash flow analysis based on the rates currently offered for borrowings of similar remaining maturities and collateral requirements. The carrying values of all FHLB borrowings are considered to be Level 2.

Short-term borrowings

The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate fair value. The carrying values of all short term borrowings are considered to be Level 2.

Capital notes

Fair values of capital notes are based on market prices for debt securities having similar maturity and interest rate characteristics. The carrying values of all capital notes are considered to be Level 2.

Accrued interest

The carrying amounts of accrued interest approximate fair value. The carrying values of all accrued interest is considered to be Level 2.

Off-balance sheet credit-related instruments

Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Fair value of off-balance sheet credit-related instruments were deemed to be immaterial at December 31, 2012 and 2011 and therefore are not included in the table below.

(dollars in thousands, except per share data)

Note 21 – Fair value measurements (continued)

The estimated fair values, and related carrying or notional amounts, of Financial's financial instruments are as follows:

		Fair Value Measurements at December 31, 2012 using			
Assets	Carrying Amounts	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance
Cash and due from banks	$ 16,827	$ 16,827	$ -	$ -	$ 16,827
Federal funds sold	24,171	24,171	-	-	24,171
Securities					
Available-for-sale	50,294	-	50,294	-	50,294
Held-to-maturity	3,075	-	3,417	-	3,417
Loans, net	319,922	-	-	330,863	330,863
Loans held for sale	904	-	904	-	904
Interest receivable	1,557	-	1,557	-	1,557
BOLI	8,931	-	8,931	-	8,931
Liabilities					
Deposits	$ 399,015	$ -	$ 400,212	$ -	$400,212
FHLB borrowings	2,000	-	2,160	-	2,160
Capital notes	10,000	-	10,006	-	10,006
Interest payable	70	-	70	-	70

		Fair Value Measurements at December 31, 2011 using			
Assets	Carrying Amounts	(Level 1)	(Level 2)	(Level 3)	Balance
Cash and due from banks	$ 17,678	$ 17,678	$ -	$ -	$ 17,678
Federal funds sold	5,662	5,662	-	-	5,662
Securities					
Available-for-sale	48,338	-	48,338	-	48,338
Held-to-maturity	8,133	-	8,533	-	8,533
Loans, net	318,754	-	-	328,603	328,603
Loans held for sale	434	-	434	-	434
Interest receivable	1,583	-	1,583	-	1,583
BOLI	8,609	-	8,609	-	8,609
Liabilities					
Deposits	$ 374,234	$ -	$ 375,544	$ -	$375,544
FHLB borrowings	10,000	-	9,752	-	9,752
Repurchase agreements	8,379		8,392		8,392
Capital notes	7,000	-	6,826	-	6,826
Interest payable	111	-	111	-	111

(dollars in thousands, except per share data)

Note 21 – Fair value measurements (continued)

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-balance-sheet and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets that are not considered financial assets include deferred income taxes and bank premises and equipment; a significant liability that is not considered a financial liability is accrued post-retirement benefits. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Financial assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of Financial's financial instruments will change when interest rate levels change, and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment.

Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Note 22 - Impact of recently issued accounting standards

In April 2011, the FASB issued ASU 2011-03, "Transfers and Servicing (Topic 860) – Reconsideration of Effective Control for Repurchase Agreements." The amendments in this ASU remove from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee and (2) the collateral maintenance implementation guidance related to that criterion. The amendments in this ASU are effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." This ASU is the result of joint efforts by the FASB and International Accounting Standards Board (IASB) to develop a single, converged fair value framework on how (not when) to measure fair value and what disclosures to provide about fair value measurements. The ASU is largely consistent with existing fair value measurement principles in U.S. GAAP (Topic 820), with many of the amendments made to eliminate unnecessary wording differences between

(dollars in thousands, except per share data)

Note 22 - Impact of recently issued accounting standards (continued)

U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments are effective for interim and annual periods beginning after December 15, 2011 with prospective application. Early application is not permitted. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (Topic 220) – Presentation of Comprehensive Income." The new guidance amends disclosure requirements for the presentation of comprehensive income. The amended guidance eliminates the option to present components of other comprehensive income ("OCI") as part of the statement of changes in shareholders' equity. All changes in OCI must be presented either in a single continuous statement of comprehensive income or in two separate but consecutive financial statements. The guidance does not change the items that must be reported in OCI. The Company adopted this guidance effective 2012, and has elected to present two separate but consecutive financial statements.

In September 2011, the FASB issued ASU 2011-08, "Intangible – Goodwill and Other (Topic 350) – Testing Goodwill for Impairment." The amendments in this ASU permit an entity to first assess qualitative factors related to goodwill to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. Under the amendments in this ASU, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The amendments in this ASU are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities." This ASU requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. An entity is required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. The Company does not expect the adoption of ASU 2011-11 to have a material impact on its consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, "Intangibles – Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment." The amendments in this ASU apply to all entities that have indefinite-lived intangible assets, other than goodwill, reported in their financial statements. The amendments in this ASU provide an entity with the option to make a qualitative assessment about the likelihood that an indefinite-lived intangible asset is impaired to determine whether it should perform a quantitative impairment test. The amendments also enhance the consistency of impairment testing guidance among long-lived asset categories by permitting an entity to assess qualitative factors to determine whether it is necessary to calculate the asset's fair value when testing an indefinite-lived intangible asset for impairment. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is

(dollars in thousands, except per share data)

Note 22 - Impact of recently issued accounting standards (continued)

permitted. The Company does not expect the adoption of ASU 2012-02 to have a material impact on its consolidated financial statements.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities." The amendments in this ASU clarify the scope for derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements and securities borrowing and securities lending transactions that are either offset or subject to netting arrangements. An entity is required to apply the amendments for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The Company does not expect the adoption of ASU 2013-01 to have a material impact on its consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, "Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income." The amendments in this ASU require an entity to present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income. In addition, the amendments require a cross-reference to other disclosures currently required for other reclassification items to be reclassified directly to net income in their entirety in the same reporting period. Public companies should apply these amendments for fiscal years, and interim periods within those years, beginning on or after December 15, 2012. The Company is currently assessing the impact that ASU 2011-03 will have on its consolidated financial statements.

(dollars in thousands, except per share data)

Note 23 – Condensed financial statements of parent company

Financial information pertaining only to Bank of the James Financial Group, Inc. is as follows:

Balance Sheet

	December 31,	
	2012	**2011**
Assets		
Cash	$ 2,761	$ 229
Taxes receivable	176	243
Investment in Bank of the James subsidiary	36,641	33,408
Other assets	35	-
Total assets	$ 39,613	$ 33,880
Liabilities and stockholders' equity		
Capital notes, 6% due 4/2012	$ -	$7,000
Capital notes, 6% due 4/2017	10,000	-
Other liabilities	-	75
Total liabilities	10,000	7,075
Common stock $2.14 par value	$ 7,175	$7,152
Additional paid-in-capital	22,806	22,775
Retained (deficit)	(936)	(3,068)
Accumulated other comprehensive (loss)	568	(54)
Total stockholders' equity	$ 29,613	$26,805
Total liabilities and stockholders' equity	$ 39,613	$33,880

(dollars in thousands, except per share data)

Note 23 – Condensed financial statements of parent company (continued)

Statements of Income

	Years Ended December 31,	
	2012	**2011**
Income	$ -	$ -
Operating expenses		
Interest on capital notes	537	420
Legal and professional fees	157	378
Other expense	32	22
Total expenses	$ (726)	$ (820)
Allocated income tax benefits	$ 247	$ 353
(Loss) before equity in undistributed income of subsidiaries	$ (479)	$ (467)
Equity in undistributed income - Bank of the James	$ 2,611	$ 1,346
Equity in undistributed (loss) - BOTJ Investment Group, Inc.	-	(279)
Net income	$ 2,132	$ 600

(dollars in thousands, except per share data)

Note 23 – Condensed financial statements of parent company (continued)

Statements of Cash Flows

	Years Ended December 31,	
	2012	**2011**
Cash flows from operating activities		
Net income	$ 2,132	$ 600
Adjustments to reconcile net income to net cash used in operating activities		
Decrease (increase) in income taxes receivable	67	(7)
(Increase) in other assets	(35)	-
Increase (decrease) in other liabilities	(75)	34
Equity in undistributed net (income) of Bank of the James	(2,611)	(1,346)
Equity in undistributed net loss of BOTJ Investment Group, Inc.	-	279
Net cash (used in) operating activities	$ (522)	$ (440)
Cash flows from financing activities		
Proceeds from exercise of stock options	54	72
Payoff of 6% capital notes due 4/1/2012	(7,000)	-
Proceeds from issuance of 6% capital notes due 4/1/2017	10,000	
Net cash provided by financing activities	$ 3,054	$ 72
Increase (decrease) in cash and cash equivalents	$ 2,532	$ (368)
Cash and cash equivalents at beginning of period	229	597
Cash and cash equivalents at end of period	$ 2,761	$ 229

Note 24 - Subsequent events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There has been no change in the independent accountants engaged to audit the financial statements of the Company and its subsidiaries during the last two fiscal years ended December 31, 2012. There have been no disagreements with such independent accountants during the last two fiscal years ended December 31, 2012, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

Item 9A. Controls and Procedures

Financial's management, including Financial's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") as of December 31, 2012. Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, Financial's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that Financial files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that the Company's disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company or its subsidiary to disclose material information required to be set forth in the Company's periodic reports.

Management's annual report on internal control over financial reporting is incorporated herein by reference to Financial's audited Consolidated Financial Statements set forth in Item 8 of this Annual Report on Form 10-K.

There have been no significant changes during the quarter ended December 31, 2012, in the Company's internal controls over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) or in other factors that could have significantly affected those controls subsequent to the date of our most recent evaluation of internal controls over financial reporting, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Part of the response to this Item will be included in the information set forth under the headings "Nominees and Continuing Directors," "Corporate Governance and the Board of Directors Matters," and "Section 16(a) Beneficial Ownership Reporting Compliance" in Financial's definitive Proxy Statement for its 2013 Annual Meeting of Shareholders, which Proxy Statement will be filed with the SEC within 120 days of the end of the Financial's 2012 fiscal year (the "2013 Proxy Statement"), and such information is hereby incorporated by reference.

Financial has adopted a code of ethics that applies to Financial's directors, executive officers (including the principal financial officer, principal accounting officer or controller, or persons performing similar functions), and senior officers. The code of ethics has been posted under the "Investor Relations" section on Financial's website: www.bankofthejames.com.

Item 11. Executive Compensation

The response to this Item will be included in the information set forth under the headings "Compensation of Directors and Executive Officers," "Compensation of Directors and Executive Officers -- Outstanding Equity Awards at Fiscal Year End," "Corporate Governance and the Board of Directors Matters," and "Committees of the Board of Directors of Financial" in the 2013 Proxy Statement and such information is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Certain information required by this Item 12 is included under "Securities Authorized for Issuance Under Equity Compensation Plans" in Part II, Item 5 of this annual report on Form 10-K. The information required by this Item will be included in the information set forth under the heading "Security Ownership of Management" in the 2013 Proxy Statement and is hereby incorporated by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The response to this Item will be included in the information set forth under the heading "Transactions with Related Parties" and "Corporate Governance and the Board of Directors Matters – Independence of Directors" in the 2013 Proxy Statement and is hereby incorporated by reference.

Item 14. Principal Accounting Fees and Services

The response to this Item will be included in the information set forth under the heading "Independent Public Accountants" in the 2013 Proxy Statement and is hereby incorporated by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements. Listed and included in Part II, Item 8.

(2) Financial Statement Schedules. Not applicable.

(3) Exhibits. The following exhibits are filed as a part of this Form 10-K:

No.	Description
2.1	Agreement and Plan of Share Exchange dated October 9, 2003 between Bank of the James Financial Group, Inc. and Bank of the James, dated as of October 9, 2003 (incorporated by reference to Exhibit 2.1 to Form 8-K12g-3 filed on January 13, 2004)
3.1	Amended and Restated Articles of Incorporation of Bank of the James Financial Group, Inc. (incorporated by reference to Exhibit 3(i) to Form 8-K filed on August 12, 2009)
3.2	Bylaws of Bank of the James (incorporated by reference to Exhibit 3.2 to Form 8-K filed August 18, 2006)
4.1	Specimen Common Stock Certificate of Bank of the James Financial Group, Inc. (incorporated by reference to Exhibit 4.1 to Form 10-KSB filed on March 26, 2004)
10.2	Amended and Restated Stock Option Plan (incorporated by reference to Form S-8 filed on August 14, 2004)

10.6 Lease between Jamesview Investments LLC and Bank of the James dated October 9, 2003 (incorporated by reference to Exhibit 10.6 to Form 10-KSB filed on March 26, 2004)

21.1 List of subsidiaries (filed herewith)

31.1 Certification pursuant to Rule 13a-14(a)/15d-14(a) (filed herewith)

31.2 Certification pursuant to Rule 13a-14(a)/15d-14(a) (filed herewith)

32.1 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of The Sarbanes-Oxley Act Of 2002 (filed herewith)

101 The following materials from Bank of the James Financial Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2012 and 2011; (ii) Consolidated Statements of Income For the Years ended December 31, 2012 and 2011; (iii) Consolidated Statements of Cash Flows for the Years ended December 31, 2012 and 2011 (iv) Consolidated Statements of Stockholders' Equity and Comprehensive Income For the Years ended December 31, 2012 and 2011; (v) Notes to Consolidated Financial Statements.*

* Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities as of March 19, 2013.

Signature	Capacity
/S/ Robert R. Chapman III Robert R. Chapman III	President (Principal Executive Officer) and Director
/S/ J. Todd Scruggs J. Todd Scruggs	Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer) and Director
/S/ Thomas W. Pettyjohn, Jr. Thomas W. Pettyjohn, Jr.	Director, Chairman
/S/ Lewis C. Addison Lewis C. Addison	Director
/S/ John R. Alford, Jr. John R. Alford, Jr.	Director
/S/ William C. Bryant III William C. Bryant III	Director
Donna Schewel Clark	Director
/S/ Julie P. Doyle Julie P. Doyle	Director
/S/ James F. Daly James F. Daly	Director
/S/ Watt R. Foster, Jr. Watt R. Foster, Jr.	Director
/S/ Donald M. Giles Donald M. Giles	Director
/S/ Augustus A. Petticolas, Jr. Augustus A. Petticolas, Jr.	Director

EXHIBIT INDEX

No.	Description
2.1	Agreement and Plan of Share Exchange dated October 9, 2003 between Bank of the James Financial Group, Inc. and Bank of the James, dated as of October 9, 2003 (incorporated by reference to Exhibit 2.1 to Form 8-K12g-3 filed on January 13, 2004)
3.1	Amended and Restated Articles of Incorporation of Bank of the James Financial Group, Inc. (incorporated by reference to Exhibit 3(i) to Form 8-K filed on August 12, 2009)
3.2	Bylaws of Bank of the James Financial Group, Inc. (incorporated by reference to Exhibit 3.2 to Form 8-K filed December 27, 2011)
4.1	Specimen Common Stock Certificate of Bank of the James Financial Group, Inc. (incorporated by reference to Exhibit 4.1 to Form 10-KSB filed on March 26, 2004)
10.2	Amended and Restated Stock Option Plan (incorporated by reference to Form S-8 filed on August 14, 2004)
10.6	Lease between Jamesview Investments LLC and Bank of the James dated October 9, 2003 (incorporated by reference to Exhibit 10.6 to Form 10-KSB filed on March 26, 2004)
21.1	List of subsidiaries (filed herewith)
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a) (filed herewith)
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a) (filed herewith)
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of The Sarbanes-Oxley Act Of 2002 (filed herewith)
101	The following materials from Bank of the James Financial Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2012 and 2011; (ii) Consolidated Statements of Income For the Years ended December 31, 2012 and 2011; (iii) Consolidated Statements of Cash Flows for the Years ended December 31, 2012 and 2011 (iv) Consolidated Statements of Stockholders' Equity and Comprehensive Income For the Years ended December 31, 2012 and 2011; (v) Notes to Consolidated Financial Statements.*

* Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction or State of Incorporation	Names Under Which Subsidiary Does Business
Bank of the James	Virginia	Bank of the James Bank of the James Mortgage Bank of the James Mortgage, a Division of Bank of the James BOTJ Investment Services
BOTJ Insurance, Inc.	Virginia	BOTJ Insurance, Inc.
BOTJ Investment Group, Inc.	Virginia	BOTJ Investment Group, Inc.

Exhibit 31.1

Certification—Principal Executive Officer

I, Robert R. Chapman III, President of Bank of the James Financial Group, Inc. certify that:

(1) I have reviewed this Form 10-K of Bank of the James Financial Group, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 19, 2013

By /S/ Robert R. Chapman III
Robert R. Chapman III
President (Principal Executive Officer) and Director

Exhibit 31.2

Certification—Principal Financial Officer and Principal Accounting Officer

I, J. Todd Scruggs, Secretary and Treasurer of Bank of the James Financial Group, Inc., certify that:

(1) I have reviewed this Form 10-K of Bank of the James Financial Group, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

(5) The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 19, 2013

By /S/ J. Todd Scruggs
J. Todd Scruggs
Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer) and Director

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Robert R. Chapman III, Chief Executive Officer of Bank of the James Financial Group, Inc., a Virginia corporation(the "Company") and J. Todd Scruggs , Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer), each certify in his capacity as an officer of the Company that he has reviewed the annual report on Form 10-K for the year ended December 31, 2012 (the "Report") and to the best of his knowledge:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of the Company as of the dates and for the periods covered by the Report.

BANK OF THE JAMES FINANCIAL GROUP, INC.

Date: March 19, 2013

By /S/ Robert R. Chapman III
Robert R. Chapman III
President and Director (Principal Executive Officer)

Date: March 19, 2013

By /S/ J. Todd Scruggs
J. Todd Scruggs
Secretary and Treasurer (Principal Financial Officer and Principal Accounting Officer)